SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(Free translation into English from original previously issued in Portuguese)

Individual and consolidated

Financial Statements

GOL Linhas Aéreas Inteligentes S.A.

December 31, 2018

with review report of independent auditors

Gol Linhas Aéreas Inteligentes S.A.

Individual and consolidated financial statements

December 31, 2018

Contents

Management report	01
Comments on business projection trends	09
Report of the Statutory Audit Committee (CAE)	10
Fiscal Council’s Report	12
Declaration of the officers on the financial statements	13
Statement of Executive officers on the independent auditors’ review report on the financial statements	14
Independent Auditors’ report on the individual and consolidated financial statements	15

Statements of financial position	21
Statements of operations	23
Statements of comprehensive income	24
Statements of changes in equity	25
Statements of cash flows	27
Statements of value added	29
Notes to the financial statements	30

Management report

On January 15, 2019, GOL completed 18 years of operation and, since its foundation, the Company has transported over 450 million passengers on over 3.8 million flights to destinations in Brazil, Latin America, the Caribbean and the U.S. During these 18 years GOL has constantly evolved and achieved significant results, consolidating itself as Brazil’s main domestic airline, becoming the leader in the corporate segment and in the domestic market, with a market share of 36%. The pioneers solutions brought by the Company have simplified the process of air travel. We continue to work and innovate even more to offer the best service, with low cost and completely focused on our Client’s satisfaction. Today the Company already offers Wi-Fi on board in 90% of the fleet, and plans to offer Wi-Fi on all our aircraft by April 2019. GOL will be the first airline in the world with high speed internet on board all flights .

The arrival of the MAX 8 aircraft into our standardized fleet improves our competitive advantage with the lowest cost structure and highest operational efficiency in the Brazilian airline market. GOL continues its focus on modernization by replacing NGs for MAX 8 aircraft. In addition to providing us lower operating expenses, such as approximately 15% reduction in fuel consumption per ASK, this new technology of the MAX 8 also extends the reach of our network, allowing us to serve new destinations. The renewal plan will allow GOL to finish 2019 and 2020 with 24 and 34 MAX aircraft in its fleet, while maintaining discipline in capacity management.

In line with the international expansion strategy towards new markets, during the last quarter of 2018 GOL started nonstop flights from Brasília and Fortaleza to Miami and Orlando, and additionally, opened regular operations from São Paulo to Quito, Ecuador, being the only airline to operate this route without stops. In the year of 2019, direct flights from Brasília to Cancun, Mexico, will be launched, as well as the new routes from Vitória to Buenos Aires, both in the first semester. GOL will also start regular operations from Recife to Santiago in Chile during the second half of this year. The MAX 8 will allow for the continuous international expansion of the network, with less overlap in relation to other airlines.

GOL is the only airline that offers flights from Congonhas (Metro São Paulo’s downtown Airport) to the markets with the highest demand in the U.S. and Latin America, utilizing an efficient capacity and flight management system intelligently connecting the Company’s network and offering the best flight experience and comfort to Clients.

The Company has followed a disciplined strategy of deleveraging its balance sheet and improving its liquidity profile, through the amortization of short and long-term debt using funds from operating cash flow and new issues. We finalized a series of liability management initiatives throughout 2018: the repurchase of bonds maturing in 2018, 2020, 2021, 2023 and 2028, and the amortization of debentures. In 2019, we remain focused on the deleveraging and on February 1, we concluded a tender offer for the acquisition of our Senior Notes due 2022. The participation in the tender offer of holders representing around 15% of the 2022 Notes showed that the market is very comfortable with GOL’s risk, as well as has a very positive perception regarding the Company's future developments.

In 2018 the Real once again depreciated against the US Dollar and the average prices of Jet Fuel increased in comparison to the previous year, which led to significant cost pressures. Despite this challenging scenario, GOL posted results consistent with guidance. In 4Q18, we achieved the tenth consecutive quarter with positive operating results and the highest operating margin since 2006: operating income of R$672.4 million and EBIT margin of 21.0%. GOL is hedged for approximately 59% of its fuel consumption for the remainder of 2019, at an average cost of US$60.5. This quarter’s solid result reflects GOL’s success in managing its business portfolio through the cycle.

For 2019, Brazil’s GDP is expected to grow 2.5% (according to the Central Bank FOCUS Report), while industry demand is estimated to grow between 6% and 7% (according to ABEAR). In addition, the Company, by accelerating the incorporation of new MAX 8 aircraft, is structured and prepared to serve additional demand.

Operating and Financial Indicators

Traffic data – GOL (in millions)	4Q18	4Q17	% Var.	2018	2017	% Var.
RPK GOL – Total	10,244	9,896	3.5%	38,423	37,231	3.2%
RPK GOL – Domestic	9,037	8,879	1.8%	34,266	33,250	3.1%
RPK GOL – International	1,207	1,017	18.7%	4,158	3,981	4.4%
ASK GOL – Total	12,506	12,214	2.4%	48,058	46,695	2.9%
ASK GOL – Domestic	10,901	10,863	0.4%	42,428	41,463	2.3%
ASK GOL – International	1,605	1,351	18.8%	5,630	5,232	7.6%
GOL Load Factor – Total	81.9%	81.0%	0.9 p.p	80.0%	79.7%	0.3 p.p
GOL Load Factor – Domestic	82.9%	81.7%	1.2 p.p	80.8%	80.2%	0.6 p.p
GOL Load Factor – International	75.2%	75.3%	-0.1 p.p	73.9%	76.1%	-2.2 p.p
Operating data	4Q18	4Q17	% Var.	2018	2017	% Var.
Average Fare (R$)	334	313	6.7%	318	294	8.1%
Revenue Passengers - Pax on board ('000)	8,944	8,652	3.4%	33,446	32,507	2.9%
Aircraft Utilization (block hours/day)	11.5	12.4	-7.0%	11.8	12.1	-2.5%
Departures	63,431	64,910	-2.3%	250,040	250,654	-0.2%
Total Seats (‘000)	11,079	10,872	1.9%	42,968	41,953	2.4%
Average Stage Length (km)	1,108	1,103	0.4%	1,098	1,094	0.3%
Fuel Consumption (mm liters)	365	364	0.4%	1,403	1,379	1.8%
Full-time Employees (at period end)	15,294	14,532	5.2%	15,294	14,532	5.2%
Average Operating Fleet[6]	116	111	5.1%	112	109	2.7%
On-time Departures	87.5%	92.5%	-5.0 p.p	91.8%	94.7%	-2.9 p.p
Flight Completion	98.6%	98.8%	-0.2 p.p	98.5%	98.5%	0.0 p.p
Passenger Complaints (per 1000 pax)	1.31	1.62	-19.3%	1.75	1.45	20.9%
Lost Baggage (per 1000 pax)	2.19	2.09	5.0%	2.03	2.06	-1.3%
Financial data	4Q18	4Q17	% Var.	2018	2017	% Var.
Net YIELD (R$ cents)	29.14	27.35	6.6%	27.67	25.69	7.7%
Net PRASK (R$ cents)	23.87	22.16	7.7%	22.13	20.48	8.0%
Net RASK (R$ cents)	25.59	23.80	7.5%	23.75	22.12	7.3%
CASK (R$ cents)	20.22	20.64	-2.0%	20.83	20.00	4.2%
CASK ex-fuel (R$ cents)	11.20	13.90	-19.4%	12.78	13.82	-7.5%
CASK ex-fuel[4] (R$ cents)	16.28	13.90	17.1%	14.69	13.82	6.3%
CASK ex-fuel[5] (R$ cents)	14.45	13.90	3.9%	14.14	13.82	2.4%
Breakeven Load Factor	64.7%	70.3%	-5.6 p.p	70.1%	72.1%	-2.0 p.p
Average Exchange Rate [1]	3.8084	3.2466	17.3%	3.6558	3.1925	14.5%
End of period Exchange Rate [1]	3.8748	3.3080	17.1%	3.8748	3.3080	17.1%
WTI (avg. per barrel. US$) [2]	59.34	55.30	7.3%	64.90	50.85	27.6%
Price per liter Fuel (R$) [3]	3.28	2.34	40.3%	2.91	2.15	35.2%
Gulf Coast Jet Fuel (avg. per liter. US$)[2]	0.52	0.46	13.5%	0.47	0.41	15.0%

1. Source: Brazilian Central Bank; 2. Source: Bloomberg; 3. Fuel expenses excluding hedge results and PIS/COFINS credits/liters consumed; 4. Excluding gains results of sale and sale-leaseback transactions; 5. Excluding gains results of sale and sale-leaseback transactions, and costs from maintenance of aircraft to the execution of the fleet renewal plan;   6. Average operating fleet excluding aircraft in sub-leasing and MRO. *4Q17 and 12M17 results have been restated based on IFRS 15. Certain calculations may not match with the information in the quarterly financials due to rounding.

Domestic market – GOL

GOL’s domestic supply increased by 0.4%, and demand increased by 1.8% in 4Q18. As a result, the Company’s domestic load factor reached 82.9%, an increase of 1.2 p.p. when compared to 4Q17. GOL transported 8.4 million domestic passengers in the quarter, an increase of 3.2%, when compared with the same period in 2017. The Company is the leader in transported passengers in Brazil’s domestic airline market.

International market - GOL

GOL’s international supply increased by 18.8%, and international demand increased 18.7% in 4Q18 compared to 4Q17. The Company’s international load factor in 4Q18 was 75.2%, reducing 0.1 p.p. over 4Q17. During the quarter, GOL transported 0.5 million passengers in the international market, a decrease of 0.9% when compared to the fourth quarter of 2017.

Volume of Departures and Total seats - GOL

The total volume of GOL departures was 63,431, a decrease of 2.3% in 4Q18 over 4Q17. The total number of seats available to the market was 11.0 million in the fourth quarter of 2018, increase of 1.9% quarter-over-quarter.

PRASK, Yield and RASK

Net PRASK increased by 7.7% in the quarter when compared to 4Q17, reaching 23.87 cents (R$), driven by a growth in net passenger revenue of 10.3% in the quarter. GOL’s Net RASK was 25.59 cents in (R$) 4Q18, an increase of 7.5% over 4Q17. Net yieldincreased by 6.6% in 4Q18 over 4Q17, reaching 29.14 cents (R$), consequence of a 6.7% increase in GOL’s average fare.

For reference, below is a comparison of passenger and ancillary (cargo and other) revenue for the quarterly periods in 2017 and 2018 in accordance with IFRS15.

Net Operating Revenue/ASK (R$ cents)		1Q	2Q	3Q	4Q
Passenger	2018	22.53	20.11	21.70	23.87
	2017	20.21	18.63	20.66	22.16
Cargo and Other	2018	1.33	1.95	1.52	1.72
	2017	1.35	2.04	1.57	1.64

Operating result

Operating income (EBIT) in the fourth quarter was R$672.4 million, increase of 74.0% compared to the same period in 2017. 4Q18 operating margin was 21.0%, increase of 7.7 p.p. in relation to 4Q17. On a per available seat-kilometer basis, EBIT was 5.38 cents (R$) in 4Q18, compared to 3.16 cents (R$) in 4Q17 (increase of 70.2%).

EBITDA in 4Q18 totaled R$851.0 million in the period, increase of 60.6% over 4Q17. The impact of the increase in RASK of 1.79 cent (R$) and the decrease in CASK ex-depreciation of 0.67 cent (R$) resulted in an EBITDA per available seat-kilometer of 6.80 cents (R$) in 4Q18, increase of 2.47 cents (R$) compared to 4Q17.

EBITDAR in 4Q18 totaled R$1,162.9 million in the period, increase of 53.6% over 4Q17. On a per available seat-kilometer basis, EBITDAR was 9.30 cents (R$) in 4Q18, compared to 6.19 cents (R$) in 4Q17 (increase of 50.1%).

EBITDAR Calculation (R$ cents/ASK)	4Q18	4Q17	% Var.	2018	2017	% Var.
Net Revenues	25.59	23.80	7.5%	23.75	22.12	7.3%
Operating Expenses	(20.22)	(20.64)	-2.0%	(20.83)	(20.00)	4.2%
EBIT	5.38	3.16	70.2%	2.91	2.12	37.5%
Depreciation and Amortization	(1.43)	(1.18)	21.6%	(1.39)	(1.08)	28.5%
EBITDA	6.80	4.33	57.0%	4.30	3.20	34.5%
EBITDA Margin	26.6%	18.2%	8.4 p.p	18.1%	14.5%	3.6 p.p
Aircraft Rent	(2.49)	(1.86)	34.1%	(2.32)	(2.01)	15.1%
EBITDAR	9.30	6.19	50.1%	6.62	5.21	27.0%
EBITDAR Margin	36.3%	26.0%	10.3 p.p	27.9%	23.6%	4.3 p.p

*4Q17 and 12M17 results have been restated based on IFRS 15. Certain calculations may not match with the information in the quarterly financials due to rounding.

Operating Margins (R$ MM)	4Q18	4Q17	% Var.	2018	2017	% Var.
EBIT	672.4	386.3	74.0%	1,400.0	989.4	41.5%
EBIT Margin	21.0%	13.3%	7.7 p.p	12.3%	9.6%	2.7 p.p
EBITDA	851.0	529.9	60.6%	2,068.5	1,494.8	38.4%
EBITDA Margin	26.6%	18.2%	8.4 p.p	18.1%	14.5%	3.6 p.p
EBITDAR	1,162.9	757.0	53.6%	3,181.3	2,434.5	30.7%
EBITDAR Margin	36.3%	26.0%	10.3 p.p	27.9%	23.6%	4.3 p.p

*4Q17 and 12M17 results have been restated based on IFRS 15.  Certain calculations may not match with the information in the quarterly financials due to rounding.

EBIT, EBITDA and EBITDAR reconciliation (R$ MM)*	4Q18	4Q17	% Var.	2018	2017	% Var.
Net income (loss)¹	580.2	62.2	832.8%	(779.7)	377.8	NM
(-) Income taxes	(74.6)	98.5	NM	(297.1)	307.2	NM
(-) Net financial result	(17.6)	(422.6)	-95.8%	(1,882.6)	(918.8)	104.9%
EBIT	672.4	386.3	74.0%	1,400.0	989.4	41.5%
(-) Depreciation and amortization	(178.7)	(143.6)	24.5%	(668.5)	(505.4)	32.3%
EBITDA	851.0	529.9	60.6%	2,068.5	1,494.8	38.4%
(-) Aircraft rent	(311.9)	(227.1)	37.3%	(1,112.8)	(939.7)	18.4%
EBITDAR	1,162.9	757.0	53.6%	3,181.3	2,434.5	30.7%

*In accordance with CVM Instruction 527, the Company presents the reconciliation of EBIT and EBITDA, whereby: EBIT = net income (loss) plus income and social contribution taxes and net financial result; and EBITDA = net income (loss) plus income and social contribution taxes, net financial result, and depreciation and amortization. GOL also shows the reconciliation of EBITDAR, given its importance as a specific aviation industry indicator, whereby: EBITDAR = net income (loss) plus income and social contribution taxes, the net financial result, depreciation and amortization, and aircraft operating lease expenses;

*4Q17 and 12M17 results has been restated based on IFRS 15.  Certain calculations may not match with the information in the quarterly financials due to rounding.

¹ Net income (loss) before minority interest

Fleet

Final	4Q18	4Q17	% Var.	3Q18	% Var.
Boeing 737s	121	119	+2	120	+1
800 NG	91	92	-1	92	-1
700 NG	24	27	-3	26	-2
MAX 8	6	0	+6	2	+4
By rental type	4Q18	4Q17	% Var.	3Q18	% Var.
Financial Leases	11	31	-20	25	-14
Operating Leases	110	88	+22	95	+15

¹Considers 13 aircraft in sale and leaseback operation

At the end of 4Q18, GOL’s total fleet was 121 Boeing 737 aircraft with all 121 aircraft in operation, includingsix aircraft MAX 8. At the end of December 2017, GOL’s total fleet was 119 Boeing 737 aircraft with all of them in operation on the Company’s routes.

GOL has 110 aircraft under operating leasing arrangements and 11 aircraft under financial leases, with a purchase option at the end of their lease contracts.

The average age of the fleet was 9.5 years at the end of 4Q18. On December 31, the Companyhad 130 firm Boeing 737 MAX orders, comprised of 100 737 MAX 8 orders and 30 737 MAX 10 orders.

On December 26, 2018, GOL announced its plan to accelerate the modernization of its fleetwith sale and leaseback agreements for 13 737 NG aircraft that will be exchanged for Boeing 737 MAX 8 aircraft in the fleet between 2019 and 2021.

Fleet plan	2018	2019E	2020E	>2020E	Total
Operating Fleet (End of the year)	121	126	130
Aircraft Commitments (R$ million)*	-	1,791.7	5,047.0	56,397.0	63,235.7
Pre-Delivery Payments (R$ million)	-	283.6	816.8	7,726.9	8,827.3

* Considers aircraft list price.

Relationship with Independent Auditors

When hiring services that are not related to external auditing from its independent auditors, Smiles bases its conduct on principles that preserve the auditor’s independence. Pursuant to internationally accepted standards, these principles consist of: (a) the auditors must not audit their own work, (b) the auditors must not execute managing functions for their clients and (c) the auditors must not represent their clients’ legal interests.

Based on the subparagraph III, article 2 of the CVM Instruction 381/2003, the Company adopts a formal procedure to hire services other than external auditing from our auditors. The procedure consists of consulting its Audit Committee to ensure that those services shall not affect the independence and the objectivity, required for the independent audit performance. Additionally, formal statements are required from the auditors regarding their independence while providing such services.

The Company informs that its independent auditor for the period, Ernst & Young Auditores Independentes (“EY”) did not provide additional services not related to auditing in the 2018 fiscal year.

Glossary of industry terms

|        AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.

|        AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

|        AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

|        AVAILaBLE FREIGHT TONNE KILOMETER (AFTK):  cargo capacity in tonnes multiplied by number of kilometers flown.

|        AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

|        BLOCK HOURS: the time an aircraft is in flight plus taxiing time.

|        BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

|        BRENT: oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.

|        CHARTER: a flight operated by an airline outside its normal or regular operations.

|        EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.

|        FREIGHT LOAD FACTOR (FLF): percentage of cargo capacity that is actually utilized (calculated dividing FTK by AFTK)

|        FREIGHT TONNE KILOMETERS (FTK):  weight of revenue cargo in tonnes multiplied by number of kilometers flown by such tonnes.

|        LESSOR: the party renting a property or other asset to another party, the lessee.

|        LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

|        LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case. flights of more than four hours’ duration).

|        OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK):operating expenses divided by the total number of available seat kilometers.

|        OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL):operating cost divided by the total number of available seat kilometers excluding fuel expenses.

|        OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

|        PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK):total passenger revenue divided by the total number of available seat kilometers.

|        REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

|        REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

|        SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.

|        SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

|        SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.

|        TOTAL CASH:the sum of cash, financial investments and short and long-term restricted cash.

|        WTI Barrel: West Texas Intermediate – the West Texas region, where US oil exploration is concentrated. Serves as a reference for the US petroleum byproduct markets.

|        YieldpEr PASSENGER KILOMETER:the average value paid by a passenger to fly one kilometer.

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOLserves more than 30 million passengers annually. With Brazil's largest network, GOL offers customers more than 700 daily flights to 69 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOGis a leading cargo transportation and logistics business serving more than 3,400 Brazilian municipalities and, through partners, more than 200 international destinations in 95 countries. SMILESis one of the largest coalition loyalty programs in Latin America, with over 15 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. Headquartered in São Paulo, GOLhas a team of more than 15,000 highly skilled aviation professionals and operates a fleet of 120 Boeing 737 aircraft, with a further 130 Boeing 737 MAX on order, delivering Brazil's top on-time performance and an industry leading 18 year safety record. GOLhas invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visitwww.voegol.com.br/ir.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL, as well as the expected impact of the recently issued, but not yet adopted, accounting standard IFRS 16. These are merely estimates and projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice. The Company's non-financial information and estimates regarding the impact of recently issued, but not yet adopted, accounting standard IFRS 16 were not reviewed by the independent auditors.

Non-GAAP Measures

To be consistent with industry practice. GOL discloses so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP. including “Net Debt”. “Adjusted Net Debt”. ”total liquidity”. "EBITDA" and EBITDAR”. The Company’s management believes that disclosure of non-GAAP measures provides useful information to investors. financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However. these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

Contacts

E-mail: ri@voegol.com.br

Phone: +55 (11) 2128-4700

Website: www.voegol.com.br/ir

Comments on business projection trends

The Company's financial perspectives are detailed below:

Financial Outlook	2019E(1)		2020E(1)
(Consolidated, IFRS)	Previous	Revised	Previous	Revised
Total fleet (average)	122 to 125	122 to 125	125 to 128	125 to 128
Total operational fleet (average)	~117	117	~120	120
ASKs, System (% change)	6 to 10	6 to 10	7 to 10	7 to 10
- Domestic	2 to 4	2 to 4	3 to 5	3 to 5
- International	35 to 45	35 to 45	10 to 20	10 to 20
Seats, System (% change)	3 to 4	3 to 4	1 to 3	1 to 3
Departures, System (% change)	3 to 5	3 to 5	1 to 3	1 to 3
Average load factor (%)	79 to 81	79 to 81	79 to 81	79 to 81
Ancillary revenues, net[2] (R$ bn)	~ 1.0	~ 1.0	~ 1.1	~ 1.1
Total net revenues (R$ billion)	~ 12.9	~ 12.9	~ 14.2	~ 14.2
Non-fuel CASK (R$ cents)	~ 13	~ 13	~ 13	~ 13
Fuel liters consumed (mm)	~ 1,420	~ 1,420	~ 1,480	~ 1,480
Fuel price (R$/liter)	~ 2.9	~ 2.8	~ 3.0	~ 2.9
EBITDA margin (%)	~ 27	~ 28	~ 28	~ 29
EBIT margin (%)	~ 17	~ 18	~ 18	~ 19
Net financial expense[3] (R$ billion)	~ 1.2	~ 1.2	~ 1.2	~ 1.2
Pre-tax margin[3] (%)	~ 9	~ 10	~ 11	~ 12
Effective income tax rate (%)	~ 20	~ 20	~ 20	~ 20
Minority interest[4] (R$ mm)	~ 300	~ 300	~ 330	~ 330
Capex, net (R$ mm)	~ 650	~ 650	~ 600	~ 600
Net Debt5 / EBITDA (x)	~ 3.0x	~ 2.9x	~ 2.5x	~ 2.4x
Fully-diluted shares out. (million)	348.7	349.9	348.7	349.9
EPS, fully diluted (R$)	2.20 to 2.60	2.40 to 2.80	2.60 to 3.10	2.80 to 3.30
Fully-diluted ADS out. (million)	174.4	174.9	174.4	174.9
EPADS, fully diluted (US$)	1.20 to 1.40	1.30 to 1.50	1.60 to 1.90	1.70 to 2.00

(1) Considers adoption of IFRS 16; (2) Net revenue of cargo, loyalty, buy-on-board and other ancillary revenues; (3) Excluding currency gains and losses;  (4) Source: average of analyst estimates reported on Bloomberg; (5) Excluding perpetual bonds.

Report of the Statutory Audit Committee (CAE)

General Information and Responsibilities

The Statutory Audit Committee (CAE) is a statutory body linked to the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. (“Company”), which is composed of three independent members of the Board of Directors, who are elected by the Board members on annual basis, one of whom must be qualified as a Financial Expert. Pursuant to its internal regulations, the CAE is responsible for overseeing the quality and integrity of financial reports and statements; compliance with legal, regulatory and statutory standards; the suitability of risk management processes, internal control policies and procedures; internal audit activities. It is also responsible for overseeing the independent auditors’ work, including their independence and the quality and appropriateness of the services provided, as well as any differences of opinion with management. It determines the registration and  vexercise of the independent audit within the scope of the Brazilian Securities and Exchange Commission (CVM) and performs the function of an Audit Committee, in compliance with the Sarbanes Oxley Act, to which the Company is subject to, since it is registered at the Securities and Exchange Commission – SEC. The CAE is also responsible for overseeing related-party transactions and operating the complaints channel.

CAE’s Activities in 2018: In order to discuss the matters related to the year ended December 31, 2018, the CAE met eight times and, within its scope, carried out the following activities:

·         Its coordinator established the agendas and presided over the meetings;

·         It assessed the annual work plan and discussed the results of the activities performed by the independent auditors in 2017;

·         It supervised the activities and performance of the Company’s internal audit, analyzing the annual work plan, discussing the result of the activities and reviews. Any issues raised by the internal audit about improvements in the internal control environment are discussed with the respective managers/officers in order to implement continuous improvements. It supervised and analyzed the effectiveness, quality and integrity of internal control mechanisms in order to, among others, monitor compliance with the provisions related to the integrity of the financial statements, including quarterly financial information and other interim financial statements;

·         It supervised, together with management and the internal audit, the different agreements entered into between the Company or its subsidiaries, on the one hand, and the controlling shareholder, on the other hand, in order to verify compliance with the Company’s policies and controls regarding related-party transactions;

·         It met with the independent auditors, Ernst & Young, and addressed the following topics: the relationship and communication between the CAE and the external auditors, the scope of the auditors’ work, and the findings based on the implementation of the independent auditor’s work plan, among others; and

·         It prepared the CAE’s activities and operation report in 2018, in accordance with good corporate governance practices and the applicable regulation.

Internal Control Systems

Based on the agenda defined for 2018, the CAE addressed the main topics related to the Company’s internal controls, assessing risk mitigation initiatives and the senior management’s commitment to its continuous improvement. As a result of the meetings with the Company’s internal areas, the Statutory Audit Committee had the opportunity to make suggestions to the Board of Directors for improvements in the processes, overseeing the results already obtained in 2018.

Based on the work developed during 2018, the CAE considers the internal control system of the Company and its subsidiaries to be suitable for the size and complexity of their businesses and structured in order to ensure the efficiency of their operations and the systems that generate the financial reports, as well as compliance with applicable internal and external regulations.

Corporate Risk Management

CAE members, in the exercise of their duties and legal responsibilities, received information from the Company’s Administration about the relevant corporate risks, including the continuity risks, making evaluations and recommendations to increase the effectiveness of the risk management processes directly at Board of Directors’ meetings, contributing to and ratifying the initiatives implemented in 2018.

Conclusion

The CAE considers that the facts that have been presented to it, based on the works carried out and described in this Report, to be appropriate, and recommended, in its report, the approval of the Company’s audited financial statements for the year ended December 31, 2018.

São Paulo, February 27, 2018.

André Béla Jánszky

Member of the Statutory Audit Committee

Antônio Kandir

Member of the Statutory Audit Committee

Francis James Leahy Meaney

Member of the Statutory Audit Committee

Fiscal Council’s Report

The Fiscal Council of Gol Linhas Aéreas Inteligentes S.A., in the exercise of their legal and statutory duties and having reviewed the Company’s Management Report, Statement of Financial Position, Statement of Income, Statement of Comprehensive Income, Statement of Cash Flows, Statement of Changes in Equity, Statement of Value Added and respective Notes, individual and consolidated, for the fiscal year ended December 31, 2018, together with the Independent Auditors’ report, believes that they duly reflect the Company’s equity situation and financial and economic position as of December 31, 2018, recognizing that they are fit to be approved by the Annual Shareholders’ Meeting.

São Paulo, February 27, 2019.

Marcelo Moraes

Chairman of the Fiscal Council

Marcelo Curti

Member of the Fiscal Council

Marcela de Paiva

Member of the Fiscal Council

Declaration of the officers on the financial statements

In compliance with CVM Instruction No. 480/09, the Executive officers declare that they have discussed, reviewed and approved the financial statements for the year ended December 31, 2018.

São Paulo, February 27, 2019.

Paulo S. Kakinoff

President and Chief Executive Officer

Richard F. Lark Jr.

Executive Vice President and Chief Financial Officer

Declaration of the officers on the report of independent auditors on the interim financial information

In compliance with CVM Instruction No. 480/09, the Executive officers declare that they have discussed, reviewed and approved the opinions expressed in the review report of independent auditors, Ernst & Young Auditores Independentes S.S., on the individual and consolidated financial statements for the year ended December 31, 2018.

São Paulo, February 27, 2019.

Paulo S. Kakinoff

President and Chief Executive Officer

Richard F. Lark Jr.

Executive Vice President and Chief Financial Officer

Independent Auditors’ report on the individual and consolidated financial statements

To the shareholders and Board members and Officers of

Gol Linhas Aéreas Inteligentes S.A.

São Paulo - SP

Opinion

We have audited the individual and consolidated financial statements of GOL Linhas Aéreas Inteligentes S.A. (the “Company”), identified as Parent and Consolidated, respectively, which comprise the balance sheets as at December 31, 2018, and the statements of operations, comprehensive income, changes in equity and cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the individual and consolidated financial position of the Company as at December 31, 2018, and of its individual and consolidated financial performance and cash flows for the year then ended in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the individual and consolidated financial statements section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical principles set forth in the Code of Professional Ethics for Accountants and the professional standards issued by the Brazil’s National Association of State Boards of Accountancy (CFC), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter, including any commentary on the findings or outcome of our procedures, is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the individual and consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial statements.

Revenue recognition from passenger transportation

Revenue recognition from passenger transportation is highly dependent on information technology (IT) systems and their internal controls for the revenue recognition from passenger transportation when the air transportation service is provided. This process also takes into consideration other complex aspects that may affect the proper revenue recognition, such as recording of tickets sold but not used, unused tickets recorded as credits to passengers, and subject to expiration, in addition to agreements with other airline companies, interline and codeshare agreements with other airline companies. Revenues recognized by the Company are disclosed in Note 24, the recognition criteria are described in Note 4.17.1.

This subject was considered significant to our audit due to the complexity of the technology environment and its respective controls related to revenue recognition, including ticket prices in different currencies, as well as, the acquisition of tickets through miles programs.

How our audit addressed this matter:

Our audit procedures included, among others, the involvement of systems specialists to support us in assessing the operational design and effectiveness of IT controls and internal controls that comprise the process of ticket sales, registration, execution of passenger transportation and revenue recognition; the execution of audit tests with the purpose of assessing the integrity of the data in the IT systems involved in the revenue recognition process, through selection of tickets samples for each revenue group and tests on tickets used and unused; other passenger revenues, and passenger no-show, rebooking and cancellation charges; tests of internal controls on the tickets sales process and revenue recognition; discussion with Management the assessment of the audit differences identified, review of the audit differences recorded by the Company, as well as, the assessment on the internal controls impacted by the audit differences identified.

Based on the results of our audit procedures performed on the revenue recognition for passenger transportation, we consider acceptable the assumptions and criteria related to the revenue recognition process prepared by Management, and the related disclosures, in the context of the financial statement taken as a whole.

Breakage revenue

The Company’s revenues take into consideration the estimated number of tickets and miles that are not expected to be used or redeemed up to their expiration date, and are recognized as breakage revenue based on a calculation of tickets and miles with high potential for expiration due to their expiration or no use. The analyses and assumptions for the revenue recognition of breakage is reviewed annually by the Company’s Management to take into consideration the historical trend of tickets and miles expired, as well, as those with high potential to expire.

This matter was considered significant to our audit, considering the subjectivity involved in this analysis and the high level of judgment adopted by Management to determine the assumptions used to determine the expected number of tickets and miles that will expire.

How our audit addressed this matter:

Our audit procedures included, among others, the assessment of the design and operational effectiveness of controls implemented by Management for the revenue recognition of breakage; assessment of the reasonableness of assumptions related to the tickets and miles expected to expire, based on the historical data of tickets and miles expired; tests on a sampling based of miles earned, redeemed and expired; and analysis of the reasonableness of the other assumptions and methodology adopted by Management to determine the breakage rate used to recognize revenue.

Additionally, we assessed the adequacy of disclosures made by the Company on this matter, included in Notes 4.17.1 and 4.17.2 to the financial statements.

Based on the results of the audit procedures performed on the recognition of breakage revenue, which is consistent with Management’s assessment, re acceptable, in the context of the financial statement taken as a whole.

Other matters

Statements of value added

The individual and consolidated statements of value added (SVA) for year ended December 31, 2018, prepared under the responsibility of Company management, and presented as supplementary information for purposes of IFRS, were submitted to audit procedures conducted together with the audit of the Company’s financial statements. To form our opinion, we evaluated if these statements are reconciled to the financial statements and accounting records, as applicable, and if their form and content comply with the criteria defined by CPC 09 – Statement of Value Added. In our opinion, these statements of value added were prepared fairly, in all material respects, in accordance with the criteria defined in abovementioned accounting pronouncement, and are consistent in relation to the overall individual and consolidated financial statements.

Emphasis

Restatement of corresponding values

As mentioned in Note 24.17.1, as a result of the adoption of the new accounting standards, CPC 47 and IFRS 15 – Revenue from Contracts with Customers, the individual and consolidated corresponding amounts related to the financial position as of December 31, 2017 and related to the statements of operations, comprehensive income, the statements of changes in equity, cash flows and value added for the year ended December 31, 2017 presented for comparison purposes have been adjusted and are being restated as provided for in CPC 23 - Accounting Policies, Change in Estimate and Correction of Error and CPC 26 (R1) - Presentation of Financial Statements. Our conclusion does not contain a modification in relation to this matter.

Other information accompanying the individual and consolidated financial statements and the auditor’s report

Management is responsible for such other information, which comprise the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and its subsidiaries’ financial reporting process.

Auditor’s responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•      Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•      Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries’ internal control.

•      Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•      Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its subsidiaries’ ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.

•      Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•      Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements, including applicable independence requirements, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 27, 2018

ERNST & YOUNG

Auditores Independentes S.S.

CRC- 2SP034519/O-6

Vanessa Martins Bernardi

Accountant CRC-1SP244569/O-3

Statement of financial position

		Parent Company		Consolidated
Assets	Note	2018	2017	2018	2017

Current assets
Cash and cash equivalents	5	282,465	103,727	826,187	1,026,862
Short-term investments	6	92,015	730,900	478,364	955,589
Restricted cash	7	-	-	133,391	-
Trade receivables	8	-	-	853,328	936,478
Inventories	9	-	-	180,141	178,491
Recoverable taxes	10.1	5,279	19,446	360,796	83,210
Derivatives	29	-	-	-	40,647
Other current assets		425,913	55,563	478,628	123,721
Total current assets		805,672	909,636	3,310,835	3,344,998

Noncurrent assets
Deposits	11	108,386	64,736	1,612,295	1,163,759
Restricted cash	7	39,784	38,432	688,741	268,047
Recoverable taxes	10.1	24,789	6,163	95,873	7,045
Deferred taxes	10.2	24,209	27,703	73,822	276,514
Related parties	12	2,294,143	1,570,591	-	-
Investments	13	437,875	388,235	1,177	1,333
Property, plant and equipment	14	202,698	323,013	2,818,057	3,195,767
Intangible assets	15	-	-	1,777,466	1,747,285
Total noncurrent assets		3,131,884	2,418,873	7,067,431	6,659,750

Total		3,937,556	3,328,509	10,378,266	10,004,748

The accompanying notes are an integral part of the individual and consolidated financial statements.

		Parent Company		Consolidated
Liabilities and equity	Note	2018	2017	2018	2017
			(Restated)		(Restated)

Current liabilities
Short-term debt	16	123,873	95,027	1,223,324	1,162,872
Suppliers		10,765	13,473	1,403,815	1,249,124
Suppliers - Forfaiting	17	-	-	365,696	78,416
Salaries		478	311	368,764	305,454
Taxes payable	18	8,944	7,856	111,702	134,951
Landing fees		-	-	556,300	365,651
Advance ticket sales	19	-	-	1,673,987	1,476,514
Mileage program		-	-	826,284	765,114
Advances from customers		-	-	169,967	21,718
Provisions	20	-	-	70,396	46,561
Derivatives	29	-	-	195,444	34,457
Operating leases	28	-	-	135,799	28,387
Other current liabilities		5,263	2,357	99,078	100,401
Total current liabilities		149,323	119,024	7,200,556	5,769,620

Noncurrent liabilities
Long-term debt	16	4,535,229	3,939,948	5,861,143	5,942,795
Suppliers		-	-	120,137	222,026
Provisions	20	-	-	829,198	562,628
Mileage program		-	-	192,569	188,204
Deferred taxes	10.2	-	-	227,290	188,005
Taxes payable	18	7,794	14,678	54,659	66,196
Related companies	12	-	135,010	-	-
Derivatives	29	-	-	214,218	-
Provision for loss on investment	13	4,200,243	2,610,078	-	-
Operating leases	28	-	-	135,686	110,723
Other noncurrent liabilities		30,379	10,305	48,161	43,072
Total noncurrent liabilities		8,773,645	6,710,019	7,683,061	7,323,649

Equity
Capital stock	21.1	3,055,940	3,040,512	2,942,612	2,927,184
Advance for future capital increase	21.1	2,818	-	2,818	-
Treasury shares	21.2	(126)	(4,168)	(126)	(4,168)
Capital reserves		88,476	88,762	88,476	88,762
Equity valuation adjustments		(500,022)	(79,316)	(500,022)	(79,316)
Share-based payments reserve	23	117,413	119,308	117,413	119,308
Gains on change in investment		759,984	760,545	759,984	760,545
Accumulated losses		(8,509,895)	(7,426,177)	(8,396,567)	(7,312,849)
Deficit attributable to equity holders of the parent		(4,985,412)	(3,500,534)	(4,985,412)	(3,500,534)

Non-controlling interests from Smiles		-	-	480,061	412,013
Total equity (deficit)		(4,985,412)	(3,500,534)	(4,505,351)	(3,088,521)

Total liabilities and deficit		3,937,556	3,328,509	10,378,266	10,004,748

The accompanying notes are an integral part of the individual and consolidated financial statements.

DRE

		Parent Company		Consolidated
	Note	2018	2017	2018	2017
			(Restated)		(Restated)
Net revenue
Passenger		-	-	10,633,488	9,564,041
Cargo and other		-	-	777,866	764,993
Total net revenue	24	-	-	11,411,354	10,329,034

Cost of services provided	25	-	-	(9,135,311)	(7,434,780)
Gross profit		-	-	2,276,043	2,894,254

Operating income (expenses)
Selling expenses	25	-	-	(761,926)	(922,298)
Administrative expenses	25	(25,551)	(25,996)	(1,028,709)	(976,065)
Other operating (expenses) income, net	25	562,571	(12,768)	914,167	(7,072)
Total operating (expenses) income		537,020	(38,764)	(876,468)	(1,905,435)

Equity results	13	(852,866)	365,545	387	544

Income (loss) before financial result, net and income taxes		(315,846)	326,781	1,399,962	989,363

Financial result
Financial income		108,969	89,153	259,728	213,446
Financial expenses		(440,119)	(389,509)	(1,061,089)	(1,050,461)
Exchange rate variation, net		(433,239)	(24,612)	(1,081,197)	(81,744)
Total financial result	26	(764,389)	(324,968)	(1,882,558)	(918,759)

Income (loss) before income taxes		(1,080,235)	1,813	(482,596)	70,604

Income and social contribution taxes
Current		(1,664)	-	(52,139)	(239,846)
Deferred		(3,494)	16,979	(244,989)	547,059
Total income and social contribution taxes	10.2	(5,158)	16,979	(297,128)	307,213

Net income (loss) for the year before non-controlling interests		(1,085,393)	18,792	(779,724)	377,817

Net income (loss) attributable to:
Equity holders of the parent		(1,085,393)	18,792	(1,085,393)	18,792
Non-controlling interests from Smiles		-	-	305,669	359,025

Basic earnings (loss) per share
Per common share	22	(0.089)	0.002	(0.089)	0.002
Per preferred share	22	(3.115)	0.054	(3.115)	0.054

Diluted earnings (loss) per share
Per common share	22	(0.089)	0.002	(0.089)	0.002
Per preferred share	22	(3.115)	0.053	(3.115)	0.053

The accompanying notes are an integral part of the individual and consolidated financial statements.

OCI

		Parent Company		Consolidated
	Note	2018	2017	2018	2017
			(Restated)		(Restated)

Net income (loss) for the year		(1,085,393)	18,792	(779,724)	377,817

Other comprehensive income reverted to income
Cash flow hedges	29	(420,706)	67,913	(420,706)	67,913

Total comprehensive income for the year		(1,506,099)	86,705	(1,200,430)	445,730

Comprehensive income attributable to:
Equity holders of the parent		(1,506,099)	86,705	(1,506,099)	86,705
Non-controlling interests from Smiles		-	-	305,669	359,025

The accompanying notes are an integral part of the individual and consolidated financial statements.

					Capital reserves		Equity valuation adjustments
	Note	Capital stock	Advance for future capital increase	Treasury shares	Goodwill on transfer of shares	Special goodwill reserve of subsidiary	Unrealized hedge gain (losses)	Share- based payments	Gains on change in investment	Accumulated losses	Total
Balances as of December 31, 2016 (Restated)	4.26.1	3,037,820	-	(13,371)	20,420	70,979	(147,229)	113,918	693,251	(7,444,969)	(3,669,181)
Stock options exercised		2,692	-	-	-	-	-	-	-	-	2,692
Other comprehensive income, net		-	-	-	-	-	67,913	-	-	-	67,913
Share-based payments	23	-	-	-	-	-	-	11,956	-	-	11,956
Gains on change in investment		-	-	-	-	-	-	-	3,994	-	3,994
Sale of interest in subsidiary		-	-	-	-	-	-	-	63,300	-	63,300
Treasury shares transferred		-	-	9,203	(2,637)	-	-	(6,566)	-	-	-
Net income for the year (Restated)	4.26.1	-	-	-	-	-	-	-	-	18,792	18,792
Balances as of December 31, 2017 (Restated)	4.26.1	3,040,512	-	(4,168)	17,783	70,979	(79,316)	119,308	760,545	(7,426,177)	(3,500,534)

Initial adoption of accounting standard – CPC 48 (IFRS 9) (*)	4.26.2	-	-	-	-	-	-	-	-	1,675	1,675
Other comprehensive income, net		-	-	-	-	-	(420,706)	-	-	-	(420,706)
Stock options exercised	21.1	15,428	2,818	-	-	-	-	-	-	-	18,246
Share-based payments	23	-	-	-	-	-	-	17,790	-	-	17,790
Gains on change in investment	13	-	-	-	-	-	-	-	(561)	-	(561)
Treasury share buyback	21.2	-	-	(15,929)	-	-	-	-	-	-	(15,929)
Treasury shares transferred	21.2	-	-	19,971	(286)	-	-	(19,685)	-	-	-
Net loss for the year		-	-	-	-	-	-	-	-	(1,085,393)	(1,085,393)
Balances as of December 31, 2018		3,055,940	2,818	(126)	17,497	70,979	(500,022)	117,413	759,984	(8,509,895)	(4,985,412)

(*) On January 1, 2018, the Company adopted IFRS 9 – “Financial instruments”, resulting in an initial adjustment to estimated losses with doubtful accounts. For further information, see Note 4.26.2.

The accompanying notes are an integral part of the individual and consolidated financial statements.

					Capital reserves		Equity valuation adjustments
	Note	Capital stock	Advance for future capital increase	Treasury shares	Goodwill on transfer of shares	Special goodwill reserve of subsidiary	Unrealized hedge gains (losses)	Share- based payments	Gains on change in investment	Accumulated losses	Deficit attributable to equity holders of the parent	Smiles’ non-controlling interests	Total
Balances as of December 31, 2016 (Restated)	4.26.1	2,924,492	-	(13,371)	20,420	70,979	(147,229)	113,918	693,251	(7,331,641)	(3,669,181)	293,247	(3,375,934)
Stock options exercised		2,692	-	-	-	-	-	-	-	-	2,692	-	2,692
Other comprehensive income (loss), net		-	-	-	-	-	67,913	-	-	-	67,913	-	67,913
Capital increase from exercise of stock option in subsidiary		-	-	-	-	-	-	-	-	-	-	1,988	1,988
Share issuance costs		-	-	-	-	-	-	-	-	-	-	(523)	(523)
Share-based payments	23	-	-	-	-	-	-	11,956	-	-	11,956	192	12,148
Gains on change in investment		-	-	-	-	-	-	-	3,994	-	3,994	-	3,994
Sale of interest in subsidiary		-	-	-	-	-	-	-	63,300	-	63,300	4,865	68,165
Treasury shares transferred		-	-	9,203	(2,637)	-	-	(6,566)	-	-	-	-	-
Net income for the year (Restated)	4.26.1	-	-	-	-	-	-	-	-	18,792	18,792	359,025	377,817
Interest on equity distributed by Smiles		-	-	-	-	-	-	-	-	-	-	(14,071)	(14,071)
Minimum dividends distributed by Smiles		-	-	-	-	-	-	-	-	-	-	(46,931)	(46,931)
Dividends distributed by Smiles		-	-	-	-	-	-	-	-	-	-	(185,779)	(185,779)
Balances as of December 31, 2017 (Restated)		2,927,184	-	(4,168)	17,783	70,979	(79,316)	119,308	760,545	(7,312,849)	(3,500,534)	412,013	(3,088,521)

Initial adoption of accounting standard – CPC 48 (IFRS 9) (*)	4.26.2	-	-	-	-	-	-	-	-	1,675	1,675	38	1,713
Other comprehensive income (loss), net		-	-	-	-	-	(420,706)	-	-	-	(420,706)	-	(420,706)
Stock options exercised	21.1	15,428	2,818	-	-	-	-	-	-	-	18,246	-	18,246
Capital increase from exercise of stock option in subsidiary		-	-	-	-	-	-	-	-	-	-	875	875
Share-based payments	23	-	-	-	-	-	-	17,790	-	-	17,790	782	18,572
Gains on change in investment	13	-	-	-	-	-	-	-	(561)	-	(561)	561	-
Treasury share buyback	21.2	-	-	(15,929)	-	-	-	-	-	-	(15,929)	-	(15,929)
Treasury shares transferred	21.2	-	-	19,971	(286)	-	-	(19,685)	-	-	-	-	-
Net loss for the year		-	-	-	-	-	-	-	-	(1,085,393)	(1,085,393)	305,669	(779,724)
Dividends and interest on equity paid by Smiles		-	-	-	-	-	-	-	-	-	-	(172,865)	(172,865)
Dividends and interest on equity distributed by Smiles		-	-	-	-	-	-	-	-	-	-	(67,012)	(67,012)
Balances as of December 31, 2018		2,942,612	2,818	(126)	17,497	70,979	(500,022)	117,413	759,984	(8,396,567)	(4,985,412)	480,061	(4,505,351)

(*) On January 1, 2018, the Company adopted IFRS 9 – “Financial instruments”, resulting in an initial adjustment to estimated losses with doubtful accounts. For further information, see Note 4.27.2.

The accompanying notes are an integral part of the individual and consolidated financial statements.

	Parent Company		Consolidated
	2018	2017	2018	2017
		(Restated)		(Restated)

Net income (loss) for the year	(1,085,393)	18,792	(779,724)	377,817
Adjustment to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	-	-	668,516	505,425
Allowance (reversal) for doubtful accounts	-	-	(9,789)	24,913
Provision for legal proceedings	-	-	243,860	158,263
Provision for inventory obsolescence	-	-	5,023	3,059
Deferred taxes	3,494	(16,979)	244,989	(547,059)
Equity results	852,866	(365,545)	(387)	(544)
Share-based payments	17,790	-	18,572	14,849
Exchange and monetary variations, net	300,778	52,588	946,732	95,132
Interest on debt, financial lease and other liabilities	289,343	210,639	679,985	566,902
Unrealized hedge results	-	-	(13,239)	8,639
Provision for profit sharing	-	-	127,618	65,573
Write-off of property, plant and equipment and intangible assets	214,475	-	90,639	145,855
Other provisions	-	-	65,334	15,184
Adjusted net income (loss)	593,353	(100,505)	2,288,129	1,434,008

Changes in operating assets and liabilities:
Trade receivables	-	-	95,844	(198,370)
Short-term investments	694,273	(730,851)	695,831	(353,231)
Inventories	-	-	(6,673)	1,038
Deposits	(41,166)	(22,500)	(402,495)	46,388
Suppliers	(2,787)	12,156	16,382	(202,462)
Suppliers – Forfaiting	-	-	267,502	76,157
Advance ticket sales	-	-	197,473	271,386
Mileage program	-	-	65,535	(47,714)
Advances from customers	-	-	148,249	4,895
Salaries	167	2	(64,308)	(43,641)
Landing fees	-	-	190,649	126,085
Taxes payable	(5,774)	25,099	127,663	460,980
Derivatives	-	-	8,385	(32,310)
Provisions	-	-	(236,882)	(270,970)
Operating leases	-	-	103,838	131,877
Other assets (liabilities)	(328,933)	21,361	(736,638)	18,157
Interest paid	(291,216)	(272,597)	(508,973)	(528,398)
Income tax paid	(2,532)	-	(167,642)	(221,122)
Net cash flows (used in) from operating activities	615,385	(1,067,835)	2,081,869	672,753

Sale of interest in subsidiary, net of taxes	-	68,163	-	68,163
Transactions with related parties	(379,223)	372,582	-	-
Short-term investments of Smiles	-	-	(163,218)	(171,174)
Restricted cash	(1,352)	(5,776)	(548,928)	(100,835)
Capital increase in subsidiary and investee	-	(451,610)	-	-
Dividends and interest on shareholders’ equity received	245,178	293,651	543	1,249
Advances for property, plant and equipment acquisition, net	(94,160)	-	(106,628)	68,679
Property, plant and equipment acquisition	-	-	(686,946)	(370,438)
Intangible assets acquisition	-	-	(82,079)	(55,449)
Net cash flows (used in) from investing activities	(229,557)	277,010	(1,587,256)	(559,805)

	Parent Company		Consolidated
	2018	2017	2018	2017

Loan funding, net of issuance costs	486,735	1,654,000	1,703,933	1,898,738
Loan funding and exchange offer costs	(8,578)	(56,950)	(39,926)	(65,628)
Loan payments	-	(166,752)	(1,318,349)	(274,480)
Early payment of Senior Notes	(630,988)	(707,142)	(630,989)	(707,142)
Finance lease payments	-	-	(251,557)	(239,092)
Treasury share buyback	(15,929)	-	(15,929)	-
Dividends and interest on equity paid to non-controlling interests of Smiles	-	-	(219,493)	(254,892)
Capital increase	15,428	2,692	15,428	2,692
Capital increase from non-controlling interests	-	-	875	-
Share issuance costs	-	-	-	(523)
Advance for future capital increase	2,818	-	2,818	-
Transactions with related parties	(136,420)	111,551	-	-
Net cash flows (used in) from financing activities	(286,934)	837,399	(753,189)	359,673

Foreign exchange variation on cash held in foreign currencies	79,844	(225)	57,901	(7,966)

Net (decrease) increase in cash and cash equivalents	178,738	46,349	(200,675)	464,655

Cash and cash equivalents at the beginning of the year	103,727	57,378	1,026,862	562,207
Cash and cash equivalents at the end of the year	282,465	103,727	826,187	1,026,862

Non-cash transactions:
Interest on shareholders’ equity for distribution, net of taxes	9,651	55,343	(8,672)	(49,602)
Dividends	65,247	-	(58,632)	-
Costs on sale in subsidiary’s interest	-	4,865	-	-
Escrow deposits on leasing agreements	-	10,307	-	10,307
Write-off of finance lease agreements	-	-	(805,081)	(15,334)
Provision for aircraft return	-	-	147,548	-
Property, plant and equipment acquisition through financing	-	-	193,506	63,066

	Parent Company		Consolidated
	2018	2017	2018	2017
Revenues		(Restated)		(Restated)
Passengers, cargo, mileage revenue and other	-	-	12,091,380	11,676,442
Other operating income	956,261	268	1,203,364	40,607
Allowance for doubtful accounts	-	-	24,804	(4,499)
	956,261	268	13,319,548	11,712,550
Inputs acquired from third parties (including ICMS and IPI)
Suppliers of aircraft fuel	-	-	(3,958,158)	(2,930,442)
Material, electricity, third-party services and others	(415,129)	(32,795)	(2,952,394)	(3,256,072)
Aircraft insurance	-	-	(20,543)	(12,495)
Sales and marketing	(307)	(326)	(607,772)	(586,513)
Gross value added (used)	540,825	(32,853)	5,780,681	4,927,028

Depreciation and amortization	-	-	(668,516)	(505,442)
Value added produced (used)	540,825	(32,853)	5,112,165	4,421,586

Value added received in transfer
Equity results	(852,866)	365,545	387	544
Financial income	35,983	88,451	2,143,254	1,032,894
Value added for distribution (distributed)	(276,058)	421,143	7,255,806	5,455,024

Distribution of value added:
Salaries	3,439	5,152	1,516,591	1,338,986
Benefits	-	-	165,316	161,236
FGTS	(309)	-	103,354	104,888
Personnel	3,130	5,152	1,785,261	1,605,110

Federal taxes	11,991	10,907	1,035,625	531,404
State taxes	-	-	20,762	26,436
Municipal taxes	-	-	3,752	3,159
Tax, charges and contributions	11,991	10,907	1,060,139	560,999

Interest	794,173	371,823	4,007,639	1,893,183
Rent	-	-	1,182,325	1,003,296
Other	41	14,469	166	14,619
Third-party capital remuneration	794,214	386,292	5,190,130	2,911,098

Net income (loss) for the year	(1,085,393)	18,792	(1,085,393)	18,792
Net income (loss) for the period attributable to non-controlling interests of Smiles	-	-	305,669	359,025
Remuneration of own capital	(1,085,393)	18,792	(779,724)	377,817

Value added distributed	(276,058)	421,143	7,255,806	5,455,024

1.   General information

Gol Linhas Aéreas Inteligentes S.A. (the “Company” or “GLAI”) is a publicly-listed company incorporated on March 12, 2004, under the Brazilian Corporate Law. According to the Bylaws, the Company’s main purpose is to exercise control of GOL Linhas Aéreas S.A. (“GLA”), formerly VRG Linhas Aéreas S.A., or its successor, and, through its subsidiaries or associates, also explore:

•      the regular and non-regular flight transportation services of passengers, cargo and mailbags, domestically or internationally, according to the concessions granted by the regulator;

•      other activities in relation to flight transportation services of passengers, cargo and mailbags;

•      services to maintain and repair its own or third-party’s aircraft, engines and parts;

•      airplane hangaring services;

•      services to manage aprons and runways, contract crew members and clean aircraft;

•      the development of other activities related or supplementary to flight transportation and other above-mentioned activities;

•      the development of loyalty programs; and

•      holding shares of other companies’ capital stock, as a shareholder, partner or member.

The Company’s shares are traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”). The Company adopted Level 2 Differentiated Corporate Governance Practices from the B3 and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created for companies committed to apply differentiated corporate governance practices.

The Company’s corporate address is located at Praça Comandante Linneu Gomes, s/n, concierge 3, building 24, Jardim Aeroporto, São Paulo, Brazil.

1.1.   Capital structure and net working capital

As of December 31, 2018, the Company’s negative equity totaled R$4,505,351 (R$3,088,521 as of December 31, 2017) and consolidated net working capital was negative by R$3,889,721 (R$2,424,622 as of December 31, 2017). Both positions are mainly due to the depreciation on the difference between assets and liabilities, of the Brazilian Real in 2015 and 2018 of 47.0% and 17.1%, respectively, against the U.S. dollar (“US$”). Net working capital was also impacted by payment terms with suppliers and increase the number of suppliers - forfaiting operations.

GLA’s operations are sensitive to economic variations and fluctuations in the Brazilian Real, since approximately 50% of its costs are pegged to the U.S. dollar. The Company’s ability to adjust the price of fees charged from customers to offset the variation of the U.S. dollar depends on the rational capacity (offer) and competitors’ behavior.

The Company carries out several initiatives to adjust its fleet size to demand and match seat supply to demand, in order to maintain a high load factor, reduce costs and adjust its capital structure.

At the end of 2017, the Company implemented several initiatives to restructure its statement of financial position, extending terms and reducing the financial cost of its debt structure, as a result of an issue carried out on December 11, 2017, which raised US$500 million, at interest rates of 7.1% p.a., partially used to amortize debt at an average rate of 9.8% p.a.

In October 2018, the Company refinanced the debentures of its wholly-owned subsidiary GLA, fully amortizing the amount of R$1,025,000 and issuing a new series of non-convertible, unsecured debentures in the amount of R$887,500, thus reducing net debt by R$137,500. The new debentures were issued with interest at 120.0% of the Interbank Deposit Certificate (“CDI”) rate, a significant reduction in relation to the amortized debt, at 132.0% of the CDI rate. This operation additionally deleveraged the Company’s statement of financial position and better adjusted GLA’s operating cash flow generation by amortizing its liabilities.

The Company will continue to manage its results and statements of financial position in order to ensure its sustainability, which includes the corporate reorganization described in Note 1.3 of these financial statements. Management understands that the business plan prepared, presented and approved by the Board of Directors on January 17, 2019, shows all the elements necessary to continue as going concern.

1.2.    Ownership structure

The ownership structure of the Company and its subsidiaries as of December 31, 2018 is as follows:

The subsidiaries GAC Inc., GOL Finance and GOL Finance Inc. are entities created solely to act as an extension of the Company’s operations or which represent rights and/or obligations established solely to meet the Company’s needs. In addition, they do not have an independent management structure and are unable to make independent decisions. The assets and liabilities of these companies are consolidated line by line in the Parent Company’s financial statements.

As of November 7 and 20, 2018, through the subsidiary Smiles Fidelidade S.A. (“Smiles Fidelidade”, formerly Webjet Participações S.A. prior to the change in the corporate name on July 1, 2017), the companies, which are currently subsidiaries, Smiles Fidelidade S.A. and Smiles Viajes Y Turismo S.A. were respectively established, both headquartered in Buenos Aires, Argentina, with the purpose of promoting the operations of the Smiles Program and airline ticket sales in that country.

The Company was also the direct parent company of Gol Dominicana Lineas Aereas SAS (“Gol Dominicana”) until September 14, 2018.

On August 10, 2017, the subsidiary Smiles Fidelidade acquired all the shares of Smiles Viagens e Turismo S.A. (“Smiles Viagens”), whose main purpose is to provide travel arrangement services, including the booking or sale of airline tickets, accommodations and vacation packages, among others. Smiles Viagens began its operations in January 2018.

1.3.   Corporate reorganization plan - 2018

On October 15, 2018, through a Material Fact, the Company and its subsidiary Smiles Fidelidade disclosed the plans for a corporate reorganization whose main purpose is to ensure the long-term competitiveness of the Group (“GOL”), aligning the interests of all stakeholders, reinforcing a combined capital structure, simplifying the corporate governance of Group companies, reducing operating, administrative and financing costs and expenses, and increasing the market liquidity for all of GOL’s shareholders, though the merger of Smiles Fidelidade into GLA.

Historically and globally, the leading loyalty programs in the world are controlled and managed by airlines. Airline tickets are, consistently, the most relevant reward category demanded by loyalty programs members. GOL is comprised of the leading domestic players, with a current share of approximately 36% of the Brazilian flight transportation market and a share greater than 50% of the Brazilian market for loyalty programs. In Brazil, competition in both the flight transportation and loyalty program markets has become increasingly challenging in recent years. GOL has made strong and coordinated efforts to increase the attractiveness of GLA’s flight transportation products and the attractiveness of the Company’s loyalty program for its clients and partners.

Regardless of such efforts, limitations in the Operating Agreement and the existence of distinctive governance structures and shareholder bases have revealed obstacles to the capacity for necessary investments and the optimization in the coordination of the development of offers and products. In the context of this scenario, the parent company GLAI has concluded that:

(i)    having separate corporate structures for GOL’s two key businesses is not in the best interest of GOL’s shareholders,

(ii)   that it does not intend to renew the Operating Agreement with Smiles Fidelidade, whose termination was expected for 2032, and

(iii) that the Reorganization is the path that will generate the highest value for the companies and their respective shareholders, among other factors, by:

•       ensuring the long-term competitiveness in both of its key markets (airline travel and loyalty programs);

•       simplifying GOL’s shareholding structure, aligning the interests of all shareholders and increasing the market liquidity of the traded shares;

•       improving and developing more efficient governance and decision making, through increased management coordination and a shared business plan and objective setting for all GOL companies;

•       fully integrating (as opposed to mere consolidating) the financial and operational results of operations, balance sheets and cash flows of Smiles Fidelidade and GLA to permit GOL to optimize its capital structure, cost of capital, and financing sources, allowing the airline to compete more effectively and the loyalty program to benefit from the improved positioning of its key business partner;

•       improving the offering of products for GLA’s passengers and Smiles Program’s members and partners.

In view of the decision not to admit the Company’s listing on the B3’s Novo Mercado, as well as the new structuring opportunities now available for the airline industry in Brazil, authorized by means of the Provisional Measure No. 863, published on December 13, 2018, which eliminated all restrictions on foreign ownership of the voting stock of Brazilian airlines, the Company informed, through the Material Fact of December 17, 2018, that it is evaluating its additional options available for the implementation of the potential merger of Smiles Fidelidade, in light of the new scenario of the Brazilian airline industry that, in the opinion of Management, potentializes value creation for the Company’s shareholders, with the authorization of foreign control of GLA, and the other existing structures on the Brazilian stock exchange.

1.4.   Corporate reorganization - 2017

On July 1, 2017, in order to optimize and simplify GOL’s organizational structure, and to generate tax savings from the use of accumulated tax losses, the Company approved a corporate restructuring through the merger of Smiles S.A. and Smiles Fidelidade S.A. As a result of the merger, Smiles S.A. was dissolved and all its assets, rights and obligations were transferred to Smiles Fidelidade, pursuant to articles 224, 225, 227 and 264 of Brazilian Corporation Law.

1.5.   Compliance program

Since 2016, the Company has taken several steps to strengthen and expand its internal control and compliance programs, including:

•         hiring specialized companies for risk assessment and review of internal controls related to fraud and corruption;

•         Integration of risk, compliance and internal control functions through the Executive Board of Corporate Risks, Compliance and Internal Controls, with direct reporting to the Presidency and independent access to the Board of Directors and to the Statutory Audit Committee;

•         monitoring of transactions with politically exposed persons;

•         improvement of the procedures for supervising the execution of contracted services;

•         updating procurement policies and contract management flow;

•         review of the code of ethics, manual of conduct and various compliance policies including mandatory compulsory training.

The senior management is constantly reinforcing to its employees, customers and suppliers its commitment to continue improving its internal control and compliance programs.

As previously disclosed in the financial statements for the year ended December 31, 2017, in December 2016, the Company entered into an agreement with the Brazilian Federal Public Ministry (the “Agreement”), under which the Company agreed to pay R$12 million in fines and make improvements to its compliance program. In turn, the Federal Public Ministry agreed not to raise any charges related to activities that are the subject to the Agreement. In addition, the Company paid R$4.2 million in fines to the Brazilian tax authorities.

The Company voluntarily informed the U.S. Department of Justice (“DOJ”), the Securities and Exchange Commission (“SEC”) and the Brazilian Securities and Exchange Commission (“CVM”) of the external independent investigation that was contracted by the Company and the Agreement. The external independent investigation was concluded in April 2017. It revealed that certain immaterial payments were made to politically exposed persons; however, none of our current employees, representatives or members of our board or Management was knowledgeable of any illegal purpose behind any of the identified transactions or of any illicit benefit to the Company arising from the investigated transactions.

The Company reported the conclusions of the investigation to the relevant authorities and will keep them informed of the developments regarding this issue, as well as keep watch on the analyses initiated by these bodies. These authorities may impose fines and possibly other sanctions to the Company.

2.   Message from Management, basis of preparation and presentation of the financial statements

The Company’s individual and consolidated financial statements have been prepared in accordance with the accounting practices adopted in Brazil and the International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”). The accounting practices generally accepted in Brazil comprise the policies set out in Brazilian Corporate Law and the pronouncements, guidelines and technical interpretations issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

The individual and consolidated financial statements were prepared using the Brazilian real (“R$”) as the functional and presentation currency. Figures are expressed in thousands of Brazilian reais, and the amounts disclosed in other currencies, when necessary, are also reported in thousands. The items disclosed in foreign currencies are duly identified, when applicable.

The preparation of the Company’s individual and consolidated financial statements requires Management to make judgments, use estimates and adopt assumptions affecting the stated amounts of revenues, expenses, assets and liabilities. However, the uncertainty inherent in these judgments, assumptions and estimates could give rise to results that require a material adjustment of the book value of certain assets and liabilities in future reporting years.

The Company is continually reviewing its judgments, estimates and assumptions.

When preparing the financial statements, Management used the following disclosure criteria: (i) regulatory requirements; (ii) the relevance and specificity of the information on the Company’s operations provided to users; (iii) the information needs of the users of the financial statements; and (iv) information from other entities in the same sector, mainly in the international market.

Management confirms that all the material information in these individual and consolidated financial statements is being demonstrated and corresponds to the information used by Management in the development of its business management activities.

The individual and consolidated financial statements were prepared based on the historical cost, except for the following relevant items recorded in the statements of financial position:

•      short-term investments classified as cash and cash equivalents measured at fair value;

•      short-term investments comprising exclusive investment funds, measured at fair value;

•      derivative financial instruments measured at fair value; and

•      investments assessed by the equity method.

The Company’s individual and consolidated financial statements for the years ended December 31, 2018 and 2017 have been prepared assuming that it will continue as going concern, realizing assets and settling liabilities in the normal course of business, as per Note 1.1.

3.   Approval of individual and consolidated financial statements

These individual and consolidated financial statements were authorized for issue at the Board of Directors’ meeting of February 27, 2019, and are still subject for approval by the shareholders at the Annual Shareholders’ Meeting that will take place on April 17, 2019.

4.   Summary of significant accounting practices

4.1.    Consolidation

The consolidated financial statements include the financial statements of the Company and the subsidiaries in which it holds direct or indirect control. All transactions and balances between GLAI and its subsidiaries were eliminated from the consolidation, as well as unrealized earnings or losses from those transactions, including taxes and charges.

Entity	Date of constitution	Location	Operational activity	Type of control	% equity interest
					2018	2017
Offshore subsidiaries:
GAC	03/23/2006	Cayman Islands	Aircraft acquisition	Direct	100.0	100.0
Gol Finance Inc.	03/16/2006	Cayman Islands	Financial funding	Direct	100.0	100.0
Gol Finance	06/21/2013	Luxembourg	Financial funding	Direct	100.0	100.0
Subsidiaries:
GLA	04/09/2007	Brazil	Flight transportation	Direct	100.0	100.0
AirFim (a)	11/07/2003	Brazil	Investment funds	Indirect	100.0	100.0
Sul América Gol Max (a)	03/14/2014	Brazil	Investment fund	Indirect	100.0	100.0
Smiles Fidelidade	08/01/2011	Brazil	Loyalty program	Direct	52.7	53.8
Smiles Viagens	08/10/2017	Brazil	Travel agency	Indirect	100.0	100.0
Smiles Fidelidade Argentina (b)	11/07/2018	Argentina	Loyalty program	Indirect	100.0	-
Smiles Viagens Argentina (b)	11/20/2018	Argentina	Travel agency	Indirect	98.0	-
Fundo Sorriso (a)	07/14/2014	Brazil	Investment fund	Indirect	100.0	100.0
Jointly controlled:
SCP Trip	04/27/2012	Brazil	Flight magazine	Indirect	60.0	60.0
Associate:
Netpoints	11/08/2013	Brazil	Loyalty program	Indirect	25.4	25.4

(a)     These comprise exclusive investment funds and, pursuant to CVM Instructions 247/1996 and 408/2004, those funds’ assets are consolidated in the financial statements of the parent company.

(b)     Companies in pre-operational phase.

The accounting policies have been applied consistently in all consolidated companies and in accordance with those used in the parent company and adopted in the previous year, except for CPC 47, equivalent to IFRS 15, and CPC 48, equivalent to IFRS 9. For further information, see Notes 4.26.1 and 4.26.2, respectively.

4.2.   Investments

Investments in associates are initially recognized at their cost and subsequently adjusted by the equity method. In the case an investee records operating losses that lead to negative equity, the Company shall adopt the provisions of CPC 18 - “Investments in Associates and Joint Ventures”, equivalent to IAS 28, and shall not record additional losses. The Company will resume recording equity results when the investee fully recovers the accumulated losses.

4.3.    Cash and cash equivalents

The Company classifies under this group balances of cash, banks and short-term investments of investment funds and securities with immediate liquidity, which, pursuant to the Company’s assessments, are considered readily convertible to a known amount of cash with insignificant risk of change in value. Short-term investments classified under this group, due to their own nature, are measured at fair value through profit or loss and will be used by the Company in the short-term.

4.4.    Short-term investments

In the presentation and measurement of financial assets, the Company considers CPC 48 – “Financial Instruments”, equivalent to IFRS 9, which requires financial assets to be initially measured at fair value, less costs directly attributable to their acquisition. In addition, subsequent measurements are divided in two categories:

4.4.1. Amortized cost

Short-term investments are measured at amortized cost when the following conditions are met:

•      the Company plans to hold the financial asset in order to collect the contractual cash flows;

•      the contractual cash flows represent solely payments of principal and interest (“SPPI”); and

•      the Company did not adopt the fair value methodology in order to eliminate measurement inconsistencies known as “accounting mismatch”.

4.4.2. Fair value

•      through other comprehensive income: short-term investments are measured at fair value through other comprehensive income (“FVTOCI”) when both of the following conditions are met: (i) the Company plans to hold the financial asset in order to collect the contractual cash flows and sell the asset; and (ii) the contractual cash flows represent SPPI;

•      through profit or loss: it is considered a residual category, i.e. if the Company does not plan to hold the financial asset in order to collect the contractual cash flows and/or sell the asset, the financial asset should be measured at fair value through profit or loss (“FVTPL”).

4.5.    Restricted cash

Restricted cash comprises mainly short-term investments measured at fair value through profit or loss, used as guarantees linked to financial instruments and short and long-term financing.

4.6.    Trade receivables

Trade receivables are measured based on the billed amount, net of estimated losses from doubtful accounts and approximate their fair value, given their short-term nature. With the adoption of CPC 48 – “Financial Instruments”, equivalent to IFRS 9, since January 1, 2018, the allowance for doubtful accounts has been measured using the simplified approach, through the use of historical data, projecting the estimated loss over the life of the contract, and no longer on the historical loss incurred, through the segmentation of the receivables portfolio into groups that have the same receipt pattern, based on the maturity dates. Additionally, the Company carries out a case-by-case analysis to assess risks of default in specific cases.

4.7.    Inventories

Inventory balances mainly comprise spare parts maintenance and replacement materials. Inventories are measured at average acquisition cost plus expenses, such as non-recoverable taxes, custom expenses incurred with the acquisition and costs from the transport to the current location of items. Provisions for inventory obsolescence are recorded for items that are not expected to be realized.

4.8.    Income and social contribution taxes

4.8.1. Current taxes

In Brazil, current taxes comprise income and social contribution taxes, which are calculated on a monthly basis based on taxable income, after offsetting tax losses and negative basis of social contribution, limited to 30% of taxable income, applying to that base a tax rate of 15% plus an additional 10% for income taxes and 9% for social contribution taxes.

4.8.2. Deferred taxes

Deferred taxes represent income and social contribution tax loss carryforwards credits and debits, as well as temporary differences between the fiscal and accounting bases. Deferred income and social contribution tax assets and liabilities are classified as noncurrent. Losses are recorded when the Company’s internal studies indicate that the future use of those credits is not probable.

Deferred tax assets and liabilities are presented net if there is a legal right to offset tax liabilities with tax assets and if they are related to taxes recorded by the same tax authority under the same tax entity; therefore, for presentation purposes, tax asset and liability balances that do not comply with the legal criterion are being disclosed separately. Deferred tax assets and liabilities should be measured by the tax rates expected to be applicable in the period the asset is realized or the liability is settled, based on the tax rates and tax legislation prevailing at the date of the financial statements.

The projections of future taxable income on tax losses and negative basis of social contribution are prepared based on the business plans, annually reviewed and approved by the Company’s Board of Directors.

4.9.    Rights and obligations from derivative financial instruments

Changes in interest rates, exchange rates and fuel prices expose the Company and its subsidiaries to risks that may affect their financial performance. In order to mitigate said risks, the Company contracts, through its subsidiaries, derivative financial instruments that may or may not be designated for hedge accounting. If they are designated for hedge accounting, they are classified as cash flow hedge.

4.9.1. Derivative financial instruments not designated for hedge accounting

The Company can contract derivative financial instruments not designated for hedge accounting when the Risk Management goals do not require this classification. Changes in the fair value of operations not designated for hedge accounting are booked directly in the financial result.

4.9.2. Derivative financial instruments designated as cash flow hedge

The purpose of instruments designated as cash flow hedge is to hedge future results arising from interest rate and oil variations. The effectiveness of said variations is estimated based on statistical methods of correlation and on the ratio between hedging gains and losses and the variation of hedged costs and expenses. Effective fair value variations are booked in equity under “Other comprehensive income” until the hedged result is recognized in the same line of the statement of income in which said item is recognized. The ineffectiveness identified in each reporting period are recognized in the financial result. Hedge transactions recorded under “Other comprehensive income” are net of tax effects, and related tax credits are only recognized when these are expected to be realized.

4.9.3. Derecognition and write-off of derivative financial instruments

Hedge accounting is likely to be discontinued prospectively when (i) the Company and its subsidiaries cancel the hedge relationship; (ii) the derivative instrument matures or is sold, terminated or executed; (iii) the hedged object is unlikely to be realized; or (iv) it no longer qualifies as hedge accounting. If the operation is discontinued, any gains or losses previously recognized under “Other comprehensive income” and accrued in equity until that date are immediately recognized in profit or loss for the year.

4.10.          Deposits

4.10.1.    Deposits for aircraft and engine maintenance

Refer to payments made in U.S. dollars to lessors for the future maintenance of aircraft and engines. These assets are substantially realized when the deposits are used to pay workshops for maintenance services or through the receipt of funds, in accordance with the negotiations carried out with the lessors. The exchange variation of those payments is recognized as revenue or expense in the financial result. Management carries out periodical analyses of the recovery of said deposits based on the eligibility of application of said amounts to future maintenance events and believes that the amounts recorded in the statement of financial position are realizable.

Some agreements establish that the amounts deposited for said operation are not refundable if maintenance is not carried out and said deposits are not used. These amounts are withheld by the lessor and represent payments made for the use of the parts until the date of return. Amounts classified in this category are directly recognized in profit or loss, based on the payments made, under “Maintenance, material and repairs”.

Additionally, the Company maintains agreements with some lessors to replace deposits with letters of credit, which can be executed by the lessors if aircraft and engine maintenance does not occur in accordance with the inspection schedule. Several aircraft lease agreements do not require maintenance deposits and have the letters of credit to ensure that maintenance occurs in the scheduled periods (see Note 11). Until December 31, 2018, no letter of credit had been executed against the Company.

4.10.2.    Deposits and guarantees for lease agreements

Deposits and guarantees are denominated in U.S. dollars and monthly adjusted for the exchange variation, without interest income, and refundable to the Company at the end of the lease agreements.

4.11.         Property, plant and equipment

Property, plant and equipment items, including rotables, are recorded at the acquisition or construction cost and include interest and other financial charges. Each component of the property, plant and equipment item that has a significant cost in relation to the total amount of the asset is depreciated separately. The estimated economic useful life of property, plant and equipment items, for depreciation purposes, is shown in Note 14.

The estimated market value at the end of the useful life of the item is used as an assumption to calculate the residual value of the Company’s property, plant and equipment items. Except for aircraft classified as finance leases, other items do not have a residual value. The assets’ residual value and useful lives are annually reviewed by the Company. Any variations arising from changes in the expected realization of these items result in prospective changes.

Property, plant and equipment is tested for impairment when facts or changes in the circumstances show that the carrying amount is higher than the estimated recoverable value. The carrying amount of aircraft is annually tested for impairment, even when there is no indication of loss.

A property, plant and equipment item is written off after sale or when there are no future economic benefits resulting from the asset’s continuous use. Any gain or loss from the sale or write-off of an item is determined by the difference between the amount received for the sale and the carrying amount of the asset and is recognized in profit or loss.

Additionally, the Company adopts the following treatment for the groups below:

4.11.1.    Advances for aircraft acquisition

Refer to prepayments in U.S. dollars to Boeing for the acquisition of 737-MAX aircraft. The advances are converted at the historical rate.

4.11.2.    Lease agreements

In cases of lease agreements, in which the risks and benefits of the leased asset are transferred to the Company, the asset is recognized in the statement of financial position, with a counter entry in financial liabilities, at the beginning of the lease term at amounts equivalent to the fair value of the leased asset, or, if lower, at the present value of the minimum lease payment.

Leased assets are depreciated throughout their useful lives. However, when there is no reasonable certainty that the Company will obtain ownership at the end of the lease, the asset is depreciated throughout its estimated useful life or during the lease term, whichever is lower.

Other aircraft and engine leases are classified as operating lease and payments are recognized as an expense on a straight-line basis during the term of the agreement, under “Operating leases”. The future payments of these agreements do not represent an obligation recorded in the statement of financial position; however, the commitments assumed are presented in Note 28.

4.11.3.    Sale-leaseback transactions

Gains or losses arising from the Company’s sale-leaseback transactions classified after the sale of rights as operating lease are recognized as follows:

•  Immediately in profit or loss when the transaction was measured at fair value;

•  If the transaction price was established below or above the fair value, gains or losses are immediately recognized in profit or loss, unless the result is offset by future lease payments below market value (gains or losses are deferred and amortized in proportion to the lease payments during the year the asset is expected to be used).

The balance of deferred losses is recognized as a prepaid expense, while the balance of deferred gains is recognized as other obligations. The segregation between short and long term is recognized in accordance with the contractual term of the lease that originated such transaction.

4.11.4.    Capitalization of contractual obligations with aircraft return conditions

The Company records estimated expenses at the beginning of the lease agreements to comply with aircraft and engine return conditions as part of asset costs, with a counter entry in the provision for liabilities, as per Note 20. After initial recognition, the asset is depreciated on a straight-line basis for the term of the agreement and the adjusted provision in accordance with the current capital remuneration rates.

4.11.5.    Capitalization of major engine, aircraft, landing gear and APU (Auxiliary Power Unit) maintenance expenses

Major maintenance expenses, including labor and replacement parts, are only capitalized when the estimated useful life of the asset is extended. These costs are capitalized and depreciated by the estimated term to be incurred until the next major maintenance date. Any incurred expenses that do not extend the useful life of the asset are directly recognized in profit or loss.

4.12.         Intangible assets

4.12.1.    Finite useful life

Intangible assets acquired are measured at cost upon initial recognition. Subsequent to initial recognition, intangible assets with finite useful lives, mainly software, are presented at cost, less accumulated amortization and impairment losses, when applicable. Intangible assets generated internally, excluding development costs, are not capitalized and the expense is reflected in the statement of income in the year it is incurred.

The useful life of intangible assets is classified as finite or indefinite. Intangible assets with finite useful lives are amortized throughout their economic useful life and tested for impairment whenever there is any indication of loss in their economic value. The period and method of amortization for intangible assets with finite useful lives are reviewed at least at the end of each fiscal year. The amortization of intangible assets with finite useful lives is recognized in the statement of income under expenses, consistently with the economic useful life of intangible assets.

4.12.2.    Indefinite useful life

4.12.2.1.   Goodwill based on expected future profitability

This category includes amounts related to goodwill from business combinations of the subsidiaries GLA and Smiles Fidelidade. Goodwill is annually tested for impairment by comparing the carrying amount with the recoverable fair value of the cash-generating units. Management makes judgments and assumptions to assess the impact of macroeconomic and operational changes in order to estimate future cash flows and measure the recoverable value of assets.

4.12.2.2.   Airport operating rights (“slots”)

Within the business combination GLA and Webjet, slots were acquired, which were recognized at their fair value on the acquisition date and are not amortized. The estimated useful life of these rights was considered indefinite due to several factors and considerations, including permission authorizations and requirements to operate in Brazil and the limited availability of use rights in major airports in terms of air traffic volume. These rights, based on GLA’s cash-generating unit, are tested for impairment on an annual basis or when there are changes in the circumstances that indicate that the carrying amount may not be recovered. No impairment losses have been recorded until now.

4.13.         Short and long-term debt

Short and long-term debt is initially recognized at fair value less any directly attributable transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

4.14.         Suppliers and other liabilities

Suppliers and other liabilities are initially recognized at fair value and subsequently added, when applicable, of relevant charges and monetary and exchange variations incurred up to the date the financial statements were prepared.

4.14.1.     Suppliers - Forfaiting

Management negotiated with suppliers to extend payment terms. As a result, the Company signed an agreement with financial institutions to allow the anticipation of trade receivables from its suppliers. Taking into account that the early receipt with financial institutions is an option for suppliers, this does not generate financial expenses for the Company, it does not require the mandatory participation of suppliers, and the Company is neither refunded and/nor benefited with discounts from the financial institution due to prepayment before the maturity date agreed upon with the supplier. There is no change in the bill subordination level in the event of judicial execution. As of December 31, 2018, the balance of suppliers benefited from such agreement totaled R$365,696 (R$78,416 as of December 31, 2017), as per Note 17.

4.15.         Advance ticket sales

Advance ticket sales represent the Company’s obligation to provide flight transportation services and other services in addition to the main obligation with its customers, net of breakage revenue, which is already recognized in profit or loss, as per Note 4.17.1.

4.16.         Provisions

4.16.1.    Provision for aircraft return

Aircraft negotiated under operating lease agreements normally include contractual obligations establishing return conditions. In these cases, the Company records provisions for return costs, since these are present obligations arising from past events that will generate future disbursements, which are measured with reasonable certainty. These expenses refer mainly to aircraft reconfiguration (interior and exterior), the obtaining of licenses and technical certifications, return checks, painting, etc., as set forth in the contract. The estimated cost is initially recorded at present value in property, plant and equipment. The corresponding entry for the provision for aircraft return is recorded under “Provision for aircraft return”. After initial recognition, liabilities are restated using the capital remuneration rate estimated by the Company by crediting the financial result. Changes in the estimate of expenses to be incurred are recorded prospectively.

4.16.2.    Provision for engine return

Provisions for engine return are estimated based on the minimum contractual conditions in which the equipment must be returned to the lessor, observing the historical costs incurred and the equipment conditions at the moment of the evaluation. Said provisions are recorded in profit or loss as of the time the contractual requirements are met and the next maintenance is scheduled for a date after the engines are expected to be returned.  The Company estimates the provision for engine return in accordance with the costs to be incurred whenever the amount can be reliably estimated. The amount of a provision will be the present value of the expenses expected to be required to settle the minimum obligation. The term will be based on the expected date of return of the leased engine, i.e. the duration of the lease agreement.

4.16.3.    Provision for tax, fiscal and labor risks

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

The Company is a party to various legal and administrative litigations, mainly in Brazil. The assessments of the likelihood of losses from these litigations include the analysis of existing evidence, the hierarchy of laws, previous court decisions, most recent court decisions and their relevance in the judicial context, as well as the opinion of outside legal advisors. The provisions are reviewed and adjusted to account for changes in circumstances, such as the applicable statute of limitations, completion of tax inspections, or additional exposure identified on the basis of new matters or court decisions.

4.17.         Revenue recognition

4.17.1.    Revenue from passengers, cargo and additional services

Passenger revenue is recognized when air transportation services are effectively provided. Tickets sold but not yet used are recorded under “Advance ticket sales” and represent deferred revenue of tickets sold to be used on a future date, net of estimated breakage revenue.

Breakage revenue is the calculation, based on historical figures, of issued tickets that will expire without being used, i.e. passengers who acquired tickets and are not likely to use them. The calculation is reviewed at least on an annual basis in order to reflect and capture changes in customers’ behavior in relation to expired tickets.

From the perspective of the consolidated financial statements, the revenue recognition cycle related to miles exchanged for flight tickets is only complete when the passengers are effectively transported.

Cargo revenue is recognized when transportation is provided. Other revenues, including charter services, sales on board, reissued tickets, checked luggage and other additional services are recognized together with the main obligation of transporting passengers.

4.17.2.    Mileage revenue

The purpose of the Smiles Program is to increase customer loyalty by granting mileage credit to its members. The obligation generated by the issue of miles is measured based on the price at which miles are sold to airline and non-airline partners of Smiles, classified as the fair value of the transaction. Revenue is recognized in profit or loss for the year when miles are redeemed by the members of the Smiles Program in exchange for rewards with its partners.

According to CPC 47, equivalent to IFRS 15, the Company acts as an agent and fulfills its performance obligation when miles are redeemed by the members of the Smiles Program in exchange for rewards with its partners, and revenue is recognized in profit or loss. Therefore, gross profit is presented net of its respective direct variable costs associated with the availability of goods and services to participants.

Due to its characteristics, the mileage program also allows for the possibility of recognizing breakage revenue, which, in turn, is calculated based on the calculation of miles with a high potential to expire without being used by Smiles Program members. The calculation is applied to miles issued in the period, originating breakage revenue.

It is worth mentioning that future events may significantly change the profile of customers and their historical pattern of miles redeemed, which in turn may result in material changes to the deferred revenue balance and the recognition of breakage revenue. According to the Smiles loyalty program’s policy, all miles in the customers’ accounts are cancelled after 36 months, with the exception of Ouro and Diamante (Gold and Diamond) customers, whose miles expire after 48 and 120 months, respectively. The miles of the Smiles Club’s members are valid for 120 months. The Company reviews the statistical calculation on an annual basis.

4.18.         Share-based payments

4.18.1.    Stock options

The Company offers its executives stock option plans. The Company recognizes as expenses, on a straight-line basis, the fair value of options or shares, recorded on the grant date, during the service period required by the plan, with a counter entry in equity. Accrued expenses recognized reflect the vesting period and the Company’s best estimate of the number of shares to be acquired. Expenses or revenues from changes that occurred in the year are recognized in the statement of income. The expense is reverted if a vesting condition is not complied with.

The effect of outstanding options is reflected as additional dilution when calculating diluted earnings per share.

4.18.2.    Restricted shares

The Company also offers its executives a restricted share transfer plan, the shares of which are transferred three years after the grant date, provided that the beneficiary maintains its employment relationship up to the end of this period. The transfer occurs through shares held in treasury, whose value per share is determined by the market price on the date they are transferred to the beneficiary. Gains from changes in the fair value of the share between the grant date and the transfer date of the restricted shares are recorded in equity, under “Goodwill on transfer of shares”.

The impact of the revision of the number of stock options or restricted shares that will not be acquired in relation to the original estimates, if any, is recognized in profit or loss so that the accrued expense reflects the revised estimates with the corresponding adjustment in equity.

4.19.          Profit sharing for employees and management

Profit sharing is granted to the Company’s employees, based on certain goals annually established, and management, based on statutory provisions proposed by the Board of Directors and approved by shareholders. The amount of profit sharing is recognized in profit or loss for the period when the goals are met.

4.20.          Financial income and expenses

Financial income and expenses include revenues from interest on amounts invested, exchange variations on assets and liabilities, variations in the fair value of financial assets measured at fair value through profit or loss, gains and losses from hedge instruments recognized in profit or loss, interest on short and long-term debt and interest on loans and bank charges and expenses, among others. Interest income and expenses are recognized in profit or loss through the method of effective interest.

4.21.          Earnings (loss) per share

Earnings (loss) per share are calculated by dividing the net income or loss by the weighted average number of all classes of shares outstanding during the year.

Diluted earnings (loss) per share are calculated by adjusting the weighted average number of shares outstanding by instruments potentially convertible into shares. The Company has only the stock option plan in the category of potentially dilutive shares.

4.22.          Segments

An operating segment is a component of the Company that develops business activities in order to earn revenues and incur expenses. Operating segments reflect the way the Company’s Management reviews financial information in order to make decisions. The Company’s Management identified the following operating segments that comply with quantitative and qualitative disclosure parameters and represent the main types of business: flight transportation and mileage program.

4.22.1.    Air transportation segment

Operations from this segment originate primarily from its subsidiary GLA for the provision of air transportation services and the main assets that generate revenue are the company’s aircraft. Other revenues are mainly originated from cargo operations and related services, such as checked luggage, reissued tickets and cancellation of flight tickets.

4.22.2.    Loyalty program segment

The operations of this segment are represented by the sale of mileage to airline and non-airline partners. This includes the management of the program, the sale of product and service redemption rights and the creation and management of an individual and corporate database. The main cash-generating asset is the program’s member portfolio.

4.23.          Foreign currency transactions

Transactions in foreign currency are recorded at the exchange rate in effect on the transaction date.  Monetary assets and liabilities designated in foreign currency are calculated based on the exchange rate in effect on the reporting date and any difference arising from currency translation is recorded under “Exchange rate variation, net” in the statement of income.

4.24.          Statement of value added (“DVA”)

Its goal is to demonstrate the wealth generated by the Company and its distribution in a given year; it is presented by the Company as required by Brazilian Corporation Law as part of its individual financial statements and as supplementary information to the consolidated financial statements, since it is not provided for or required by IFRS. The statements of value added were prepared based on information obtained in the accounting records, pursuant to CPC 09 – “Statement of value added”.

4.25.          Main accounting estimates and assumptions adopted

As disclosed in Note 2, Management made the following judgments with significant effect on the amounts recognized in the financial statements:

• breakage revenue from tickets and miles (Note 4.17.2);

• estimated losses from doubtful accounts (Note 8);

• annual analysis of the recoverable amount of recoverable and deferred taxes (Note 10);

• recovery analysis of maintenance deposits (Note 11);

• useful life of fixed and intangible assets with finite useful lives (Notes 14 and 15);

• annual analysis of the recoverable amount of goodwill (Note 15);

• analysis of the recovery of slots (Note 15);

• provision for tax, civil and labor risks (Note 20);

• provision for aircraft and engine return (Note 20);

• transactions with share-based payments (Note 23);

• testing for impairment of financial assets (Note 29);

• derivative assets and liabilities (Note 29); and

• fair value of financial instruments (Note 29).

The Company is continually reviewing the assumptions used in its accounting estimates. The effect of revisions to the accounting estimates is recognized in the financial statements in the period these revisions are carried out.

4.26.          New accounting standards and pronouncements adopted in the year

4.26.1.    CPC 47 - “Revenue of Contract with Customers”, equivalent to IFRS 15

This standard establishes a new five-step model to be applied to all revenue from contracts with customers, in accordance with the entity’s performance obligations. The Company adopted the new standard on the date it became effective, as of January 1, 2018, using the full retrospective method. The main impacts from the adoption of this standard are as follows:

Ancillary revenue: comprises all revenue related to flight transportation services. These revenues were assessed and classified as “related to the main service”, and will be recognized only when the flight transportation service is provided. These revenues are now recorded under “Passenger”, instead of under “Other revenue”.

Mileage program: the Company will now present in the statement of income revenue from mileage redemption under the Smiles Fidelidade Program as “agent”, and will recognize gross revenue from reward redemption net of the respective variable direct costs related to the availability of goods and services to its members.

Restatement of correspondent amounts

For comparison purposes in relation to the financial statements herein, the Company presents below the effects from the adoption of CPC 47 – “Revenue from Contract with Customer”, equivalent to IFRS 15, as if this standard had been adopted as of December 31, 2017:

(i)   adjustment of R$19,575 in “Advance ticket sales”, against Accumulated Losses under Equity, related to Ancillary Revenues whose timing of recognition changed. In the parent company statement of financial position, the adoption of this standard increased the “Provision for loss on investment” by the same amount;

(ii)   the reclassification of R$548,564 in ancillary revenue from “Other revenue” to “Passenger” in the subsidiary GLA;

(iii) reduction of R$392 in ancillary revenue, whose timing of recognition changed in the subsidiary GLA. The impact on the parent company statement of income led to a reduction by the same amount in the “Equity results” line;

(iv)  due to the classification of Smiles Fidelidade as an agent, the consolidated statement of income, excluding transactions with GLA, was impacted by R$246,596 in the year ended December 31, 2017, due to the reclassification of variable direct costs from “Cost of services provided” to “Mileage revenue”, with no impact on the parent company statement of income.

(v)   The effects arising from the adoption of IFRS 15 on January 1, 2017 were not material and, for this reason, the Company opted not to present the opening balance sheet showing such impacts.

	Consolidated
	Previously disclosed	Deferred revenue adjustment (IFRS 15) (i)	Restated balances
Statement of financial position
As of December 31, 2017

Liabilities
Advance ticket sales	1,456,939	19,575	1,476,514

Equity
Accumulated losses	(7,293,274)	(19,575)	(7,312,849)
Deficit attributable to equity holders of the parent	(3,480,959)	(19,575)	(3,500,534)

	Consolidated
	Previously disclosed	Restated net revenue (agent) (iv)	Restated ancillary revenue (ii)	Deferred TAE (iii)	Restated balances
Statement of income
Fiscal year ended December 31, 2017

Passenger	9,479,242	-	548,564	(392)	10,027,414
Cargo	354,561	-	-	-	354,561
Mileage revenue	800,976	(246,596)	-	-	554,380
Other revenue	657,609	-	(548,564)	-	109,045
Gross revenue	11,292,388	(246,596)	-	(392)	11,045,400

Related tax	(716,366)	-	-	-	(716,366)
Net revenue	10,576,022	(246,596)	-	(392)	10,329,034

Cost of services provided	(7,681,376)	246,596	-	-	(7,434,780)
Gross profit	2,894,646	-	-	(392)	2,894,254

Net income for the period before non-controlling interests	378,209	-	-	(392)	377,817

Net income (loss) attributable to equity holders of the parent	19,184	-	-	(392)	18,792

Basic earnings per share
Per common share	0.002	-	-	(0.000)	0.002
Per preferred share	0.055	-	-	(0.001)	0.054

Diluted earnings per share
Per common share	0.002	-	-	(0.000)	0.002
Per preferred share	0.055	-	-	(0.002)	0.053

4.26.2.    CPC – 48 “Financial Instruments”, equivalent to IFRS 9

In July 2014, the International Accounting Standards Board (IASB) issued the final version of IFRS 9 – “Financial Instruments”, which replaces IAS 39 – “Financial Instruments: Recognition and Measurement” and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting.

Due to the adoption of this standard, the Company now measures estimated losses from the allowance for doubtful accounts based on expected losses instead of incurred losses. The Company used the practical expedient provided for in the standard and applied the simplified model to the measurement of the expected loss during the contract lifecycle, through the use of historical data and the segmentation of the receivables portfolio into groups that have the same receipt pattern and maturity dates. IFRS 9 was applied retrospectively; however, it did not result in changes from the expected loss to the allowance for doubtful accounts for the comparative periods presented. The Company recognized the difference between the previous book balance and the book value, on the adoption date, corresponding to R$1,675, as an adjustment to the opening balance of retained earnings, net of tax effects.

4.26.3.    ICPC 21 - “Foreign currency transactions and advance consideration”, equivalent to IFRIC 22

In December 2016, the IASB issued IFRIC 22, which deals with the exchange rate to be used in transactions that involve consideration paid or received in advance denominated in foreign currency. The interpretation clarifies that the date of transaction is the date on which the company recognizes the non-monetary asset or liability. IFRIC 22 became effective on January 1, 2018. The adoption of this standard did not impact the Company.

4.27.          New accounting standards and pronouncements not yet adopted

4.27.1. CPC 06 - “Leases”, equivalent to IFRS 16

In January 2016, the IASB issued accounting pronouncement IFRS 16 – “Leases”, adopted in Brazil through CPC 06 (R2). This new standard will be effective for annual periods beginning on or after January 1, 2019.

CPC 06 (R2) establishes the principles for recognizing, measuring, presenting and disclosing lease transactions and requires lessees to recognize all leases in accordance with a single statement of financial position model, similar to the recognition of finance leases pursuant to CPC 06 (R1). The standard includes two recognition exemptions for lessees: leases of “low value” assets, for example, personal computers, and short-term leases, i.e. leases for which the term ends within 12 months or fewer. At the beginning of a lease, lessees recognize a liability to carry out payments (lease liability) and an asset representing the right to use the leased item for the lease term (right-of-use asset). Lessees shall recognize separately interest expenses from the lease liability and depreciation expenses of the right-of-use asset.

Lessees shall also reassess the lease liability if certain events occur, such as a change in the term of the lease or a change in future lease payment flows due to a variation in the reference index or rate used to calculate such payments. In general, lessees shall recognize any re-measurement to the lease liability as an adjustment against the right-of-use asset.

Among the adoption methods provided for in the standard, the Company chose to adopt the modified retrospective approach. Therefore, in accordance with IFRS 16, we will not restate comparative information and balances. Within the modified retrospective approach, the Company chose to adopt the following transition practical expedients and exemptions:

•         the Company will use hindsight, such as in determining the lease term and considering extensions and renegotiations throughout the agreement; and

•         the Company will apply a single discount rate to its portfolio of leases with similar characteristics, considering the remaining term of the agreements and the guarantee provided for by the assets.

The Company assessed the estimated impacts arising from the adoption of this standard, considering the above-mentioned assumptions, and thus recorded 120 aircraft lease agreements and 14 non-aircraft lease agreements as right-of-use, as shown in the table below:

	Assets (a)	Liabilities (b)	Equity (a-b)
Operating lease agreements (*)		(219,728)	219,728
Right of use - aircraft agreements	2,892,836	5,540,621	(2,647,785)
Right of use - non-aircraft agreements	41,420	49,975	(8,554)
Total	2,934,256	5,370,868	(2,436,611)

The Company assessed the impacts related to the recognition of deferred taxes for the adoption adjustments of IFRS 16 under accumulated losses and, on January 1, 2019, it should not reflect corresponding tax effects, given that GLA does not have a history of taxable income and currently recognizes tax credit assets limited to the amount of tax credit liabilities, pursuant to item 35 of CPC 32 – “Income Taxes”.

For aircraft agreements, the Company is still assessing the impacts of the initial estimate of return costs, which should be included in the measurement of the right-of-use.

With the adoption of CPC 06 (R2), the operating margin will be impacted by the elimination of lease expenses and the increase in depreciation expenses. In addition, the financial result will be impacted by the increase in interest expenses.

4.27.2.    ICPC  22 - “Uncertainty Over Income Tax Treatments”, equivalent to IFRIC 23

In June 2017, the IASB issued IFRIC 23, which clarifies the application of requirements in IAS 12 “Income Taxes” when there is uncertainty over the acceptance of income tax treatments by the tax authority. The interpretation clarifies that, if it is not probable that the tax authority will accept the income tax treatments, the amounts of tax assets and liabilities shall be adjusted to reflect the best resolution of the uncertainty. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. The Company assessed the impacts from the adoption of the standard and concluded that there are no other disclosures in addition to those presented.

The Company will adopt these standards when they become effective, disclosing and recognizing potential impacts on its financial statements as they are applied.

According to Management, there are no other standards and interpretations issued and not yet adopted that may have a significant impact on the result or equity disclosed by the Company.

5.   Cash and cash equivalents

	Parent Company		Consolidated
	2018	2017	2018	2017
Cash and bank deposits	6,587	103,268	157,970	427,608
Cash equivalents	275,878	459	668,217	599,254
Total	282,465	103,727	826,187	1,026,862

From the total consolidated cash and cash equivalents balance, R$438,654 is related to cash, cash equivalents and bank deposits in foreign currency as of December 31, 2018 (R$462,776 as of December 31, 2017).

The breakdown of cash equivalents is as follows:

	Parent Company		Consolidated
	2018	2017	2018	2017
Private bonds	273,661	14	360,679	164,959
Government bonds	-	-	39	14,039
Investment funds	2,217	445	307,499	420,256
Total	275,878	459	668,217	599,254

As of December 31, 2018, the private securities were comprised by buy-back transactions, private bonds (Bank Deposit Certificates - “CDBs”) and time deposits, remunerated at a weighted average rate equivalent to 82.9% of the CDI rate (77.6% of the CDI rate as of December 31, 2017) for domestic short-term investments and 2.3% p.a. for time deposits denominated in U.S. dollar.

As of December 31, 2018, the Company had short-term investments in government bonds, at an average rate of 90.6% of the CDI rate (average rate of 116.3% of the CDI rate as of December 31, 2017).

The investment funds classified as cash equivalents have high liquidity and, according to the Company’s assessment, are readily convertible to a known amount of cash with insignificant risk of change in value. As of December 31, 2018, investment funds were remunerated at a weighted average rate equivalent to 94.5% of the CDI rate (99.8% of the CDI rate as of December 31, 2017).

6.   Short-term investments

	Parent Company		Consolidated
	2018	2017	2018	2017
Private bonds	92,015	730,900	92,015	731,061
Government bonds	-	-	21,100	32,701
Investment funds	-	-	365,249	191,827
Total	92,015	730,900	478,364	955,589

From the total consolidated amount of short-term investments, R$92,015 as of December 31, 2018 refers to short-term investments in foreign currency (R$730,846 as of December 31, 2017).

As of December 31, 2018, private bonds were represented by time deposits, at a weighted average rate equivalent to 97.6% of the CDI rate (98.0% of the CDI rate as of December 31, 2017).

Government bonds were primarily represented by Financial Treasury Bills (“LFT”) and National Treasury Bills (“LTN”), accruing interest at a weighted average rate of 99.7% of the CDI rate (107.7% of the CDI rate as of December 31, 2017).

Investment funds include private funds and bonds accruing interest at a weighted average rate of 105.4% of the CDI rate (98.9% of the CDI rate as of December 31, 2017), and are exposed to the risk of significant changes in value.

7.   Restricted cash

	Parent Company		Consolidated
	2018	2017	2018	2017
Deposits in guarantee of letter of credit	2,318	2,211	100,394	60,423
Escrow deposits (a)	33,928	32,120	72,089	71,110
Escrow deposits for hedge margin	-	-	433,322	-
Escrow deposits - leases (b)	-	-	102,880	116,131
Other deposits (c)	3,538	4,101	113,447	20,383
Total	39,784	38,432	822,132	268,047

Current	-	-	133,391	-
Noncurrent	39,784	38,432	688,741	268,047

(a)  The amount of R$33,928 (parent company and consolidated) refers to a guarantee for GLAI’s legal proceedings. The other amounts relate to guarantees of GLA letters of credit.

(b)  Related to deposits made to obtain letters of credit for aircraft operating leases from GLA.

(c)  Refers mainly to bank guarantees.

From the total consolidated amount, R$433,304 as of December 31, 2018 refers to restricted cash in foreign currency (R$22,094 as of December 31, 2017).

8.   Trade receivables

	Consolidated
	2018	2017
		(Restated)
Local currency
Credit card administrators	393,557	450,823
Travel agencies	226,627	296,860
Cargo agencies	40,431	38,460
Airline partner companies	3,243	6,439
Other	52,216	41,861
Total local currency	716,074	834,443

Foreign currency
Credit card administrators	97,488	71,630
Travel agencies	21,005	20,118
Cargo agencies	1,378	1,588
Airline partner companies	23,294	44,869
Other	5,373	2,511
Total foreign currency	148,538	140,716

Total	864,612	975,159

Allowance for doubtful accounts	(11,284)	(38,681)

Total trade receivables	853,328	936,478

The aging list of trade receivables, net of allowance for doubtful accounts, is as follows:

	Consolidated
	2018	2017
Not yet due
Until 30 days	527,878	594,968
31 to 60 days	101,226	133,438
61 to 90 days	49,696	44,642
91 to 180 days	83,128	71,116
181 to 360 days	36,801	26,541
Above 360 days	268	241
Total not yet due	798,997	870,946

Overdue
Until 30 days	13,167	21,686
31 to 60 days	4,726	8,338
61 to 90 days	2,672	3,559
91 to 180 days	11,173	15,620
181 to 360 days	9,863	8,059
Above 360 days	12,730	8,270
Total overdue	54,331	65,532

Total	853,328	936,478

The changes in allowance for doubtful accounts are as follows:

	Consolidated
	2018	2017
Balances at the beginning of the year – CPC 38 (IAS 39)	(38,681)	(34,182)
Initial adoption adjustment – CPC 48 (IFRS 9) (a)	2,593	-
Adjusted balances at the beginning of the year	(36,088)	(34,182)
Additions (exclusions) (b)	9,789	(22,148)
Unrecoverable amounts	15,015	17,649
Balance at the end of the year	(11,284)	(38,681)

(a) Due to the change to the expected loss model used to calculate the allowance for doubtful accounts resulting from the initial adoption of CPC 48 - “Financial Instruments”, equivalent to IFRS 9, the balance of December 31, 2017 was adjusted on January 1, 2018, with a corresponding entry of R$2,593 in equity. For further information, see Note 4.26.2.

(b) Recoveries in the year are reflected in the changes to the receivables portfolio balance and presented under “Additions (exclusions)”.

9.   Inventories

	Consolidated
	2018	2017
Consumables	22,098	28,006
Parts and maintenance materials	170,851	162,409
Other	-	585
(-) Provision for obsolescence	(12,808)	(12,509)
Total	180,141	178,491

The changes in provision for obsolescence are as follows:

	Consolidated
	2018	2017
Balances at the beginning of the year	(12,509)	(12,444)
Addition	(5,023)	(3,059)
Write-off	4,724	2,994
Balances at the end of the year	(12,808)	(12,509)

10.Deferred and recoverable taxes

10.1.      Recoverable taxes

	Parent Company		Consolidated
	2018	2017	2018	2017
Prepaid and recoverable income taxes (*)	29,892	22,416	268,428	66,786
Withholding income tax (IRRF)	119	2,750	4,744	7,308
PIS and COFINS (*)	-	-	163,921	408
Withholding tax of public institutions	-	-	6,812	6,127
Value added tax (IVA)	-	-	5,649	5,431
Other	57	443	7,115	4,195
Total	30,068	25,609	456,669	90,255

Current	5,279	19,446	360,796	83,210
Noncurrent	24,789	6,163	95,873	7,045

(*) In the year, the subsidiaries Smiles Fidelidade and GLA recorded extemporaneous tax credits of income tax, social contribution, PIS and COFINS related to the last five fiscal years in the amounts of R$262,252 and R$128,942, respectively, of which R$43,222 was offset in the year ended December 31, 2018, until the disclosure of these financial statements.

10.2.  Deferred tax assets (liabilities)

The positions of deferred assets and liabilities presented below comply with the legal rights of compensation, which consider taxes recorded by the same tax authority under the same tax entity.

	GLAI		GLA		Smiles		Consolidated
	2018	2017	2018	2017	2018	2017	2018	2017
Income tax losses	16,983	17,515	5,469	-	52,915	111,801	75,367	129,316
Negative basis of social contribution	6,114	6,306	1,969	-	19,049	40,249	27,132	46,555
Temporary differences
Allowance for doubtful accounts and other credits	196	2,944	72,646	60,586	3	55	72,845	63,585
Breakage provision	-	-	-	-	(172,869)	-	(172,869)	-
Provision for losses on GLA’s acquisition	-	-	143,350	143,350	-	-	143,350	143,350
Provision for contingencies	916	938	86,623	77,914	6,598	4,411	94,137	83,263
Provision for aircraft return	-	-	62,642	68,438	-	-	62,642	68,438
Derivative transactions	-	-	5,335	9,603	-	-	5,335	9,603
Tax benefit due to goodwill amortization (a)	-	-	-	-	-	14,588	-	14,588
Slots	-	-	(353,226)	(353,226)	-	-	(353,226)	(353,226)
Depreciation of engines and parts for aircraft maintenance	-	-	(174,129)	(167,913)	-	-	(174,129)	(167,913)
Reversal of goodwill amortization on GLA’s acquisition	-	-	(127,659)	(127,659)	-	-	(127,659)	(127,659)
Aircraft leases	-	-	30,956	34,660	-	-	30,956	34,660
Other (b)	-	-	76,001	66,242	37,037	40,889	162,651	143,949
Total deferred taxes - Noncurrent	24,209	27,703	(170,023)	(188,005)	(57,267)	211,993	(153,468)	88,509

(a)   Related to the tax benefit from the amortization of goodwill from the reverse merger of G.A. Smiles Participações by the subsidiary Smiles S.A. Under the terms of the current tax legislation, goodwill arising from the transaction will be a deductible expense when calculating income and social contribution taxes.

(b)   The R$49,613 portion of taxes on unrealized profits from transactions between GLA and Smiles Fidelidade is recognized directly in Consolidated (R$36,818 as of December 31, 2017).

The Company, GLA and Smiles have net operating loss carryforwards, comprised of accumulated income tax losses and negative basis of social contribution. The net operating loss carryforwards do not expire; however, their use is limited to 30% of the annual taxable income. Net operating loss carryforwards are as follows:

	GLAI		GLA		Smiles
	2018	2017	2018	2017	2018	2017
Accumulated income tax losses	170,418	172,547	5,631,209	4,134,099	522,743	758,289
Negative basis of social contribution	170,418	172,547	5,631,209	4,134,099	522,743	758,289

The Company’s Management considers that the deferred assets and liabilities recognized as of December 31, 2018 arising from temporary differences will be realized in proportion to realization of their bases and the expectation of future results.

The analysis of the realization of deferred tax assets was prepared on a company basis, as follows:

GLAI: the Company has tax credits of R$59,054, of which R$57,942 is related to net operating loss carryforwards and R$1,112 is related to temporary differences, with realization supported by the Company’s long-term plan. The Company reassessed its projections and did not recognize deferred tax assets for an amount of R$34,845 related to net operating loss carryforwards.

GLA: GLA has tax credits on net operating loss carryforwards of R$1,914,611. The Company’s Management reviewed the projections of tax loss carryforwards and recorded deferred taxes on tax loss carryforwards in the amount of R$7,438 in the year ended December 31, 2018. In view of instability of the political and economic environments, fluctuations in the U.S. dollar exchange rate and other variables that may affect the projections of future results, as well as the history of losses in recent years, the company did not recognize a deferred tax asset for an amount of R$1,907,173 related to net operating loss carryforwards. The Company expects to partially realize this amount over the next 10 years, according to the projections of future results in line with its business plan.

Smiles Fidelidade: As of July 1, 2017, Smiles Fidelidade S.A. incorporated Smiles S.A. and, based on the projections of future taxable income, recognized a deferred tax asset on income and social contribution tax on tax loss carryforward in the amount of R$193,020. The reported amount corresponds exclusively to the amounts expected to be realized, pursuant to internal assessments carried out by the Company’s Management. As of December 31, 2018, the amount came to R$71,964 and will be realized within the next 12 months.

The reconciliations of effective income tax and social contribution rates for the years ended December 31, 2018 and 2017 are as follows:

	Parent Company		Consolidated
	2018	2017	2018	2017
		(Restated)		(Restated)

Income (loss) before income taxes	(1,080,235)	1,813	(482,596)	70,604
Combined nominal tax rate	34%	34%	34%	34%
Income at the statutory combined nominal tax rate	367,280	(616)	164,083	(24,005)

Adjustments to calculate the effective tax rate:
Equity results	(289,974)	124,285	132	185
Tax income (losses) from wholly-owned subsidiaries	56,008	(94,462)	201,043	(106,533)
Income tax on permanent differences and others	(76,309)	(16,866)	161,815	(65,718)
Exchange variation on foreign investments	(54,375)	(7,283)	(173,964)	(20,225)
Interest on shareholders’ equity	(7,788)	(5,374)	6,998	4,817
Benefit on tax losses and temporary differences constituted (not constituted)	-	14,610	(653,343)	291,002
Use of tax credits in non-recurring installment payments (*)	-	2,685	(3,892)	227,690
Total income tax	(5,158)	16,979	(297,128)	307,213

Income taxes
Current	(1,664)	-	(52,139)	(239,846)
Deferred	(3,494)	16,979	(244,989)	547,059
Total income taxes	(5,158)	16,979	(297,128)	307,213

(*) On March 10, 2017, the subsidiary GLA adhered to the Tax Regularization Program (“PRT”), including tax debts that matured on November 30, 2016. The PRT program was consolidated on June 29, 2018, which resulted in reduced debt and lower use of tax credit.

On January 1, 2018, the Company recorded a tax effect of R$880 related to the initial adoption of IFRS 9 on the allowance for doubtful accounts under equity. For further information, see Note 4.26.2.

11.Deposits

	Parent Company		Consolidated
	2018	2017	2018	2017
Judicial deposits	59,305	50,953	726,491	508,515
Maintenance deposits	-	-	647,057	484,565
Deposits in guarantee for lease agreements	49,081	13,783	238,747	170,679
Total	108,386	64,736	1,612,295	1,163,759

11.1.      Judicial deposits

Judicial deposits and escrow accounts represent guarantees of lawsuits related to tax, civil and labor claims deposited in escrow until the resolution of the related claims. Part of the amount in escrow accounts is related to civil and labor claims arising from the succession orders on claims against Varig S.A. and proceedings filed by employees that are not related to the Company or any related party. As the Company is not correctly classified as the defendant of these lawsuits, whenever such blockages occur, the exclusion of such is requested in order to release the resources. As of December 31, 2018, the blocked amounts regarding Varig S.A.’s succession lawsuits and third-party lawsuits were R$113,979 and R$76,415, respectively (R$108,860 and R$74,300 as of December 31, 2017, respectively).

The Company also has judicial deposits due to the lawsuit filed by the National Union of Airline Companies (“SNEA”) against the 72% increase in landing fees proposed by the Department of Airspace Control (“DECEA”). As of December 31, 2018, deposits amounted to R$153,128. The same amount was recorder under “Landing fees”.

11.2.      Maintenance deposits

The Company makes deposits in U.S. dollars for maintenance of aircraft and engines that will be used in future events as set forth in some lease contracts.

The maintenance deposits do not exempt the Company, as lessee, neither from the contractual obligations relating to maintenance nor from risk associated with operating activities. The Company holds the right to select any of the maintenance service providers or to perform such services internally.

The Company has two categories of maintenance deposits:

•      Maintenance guarantee: related to individual deposits refundable at the end of the lease agreement, which may also be used in maintenance events, depending on negotiations with lessors. The balance of these deposits as of December 31, 2018 was R$249,080 (R$218,361 as of December 31, 2017).

•      Maintenance reserve: related to amounts paid monthly based on the utilization of aircraft components, which may be used in maintenance events, according to the lease agreement. As of December 31, 2018, the balance of this reserve was R$397,977 (R$266,204 as of December 31, 2017).

11.3.      Deposits in guarantee for lease agreements

As required by its lease agreements, the Company holds guarantee deposits (in U.S. dollars) on behalf of the leasing companies, fully refunded upon the contract expiration date.

12.Transactions with related parties

12.1.   Loan agreements - noncurrent assets and liabilities

The parent company maintains assets and liabilities from loan agreements with its subsidiary GLA without interest, as shown in the table below:

				Assets		Liabilities (*)
Creditor	Debtor	Type of transaction	Interest rate (p.a.)	2018	2017	2017

GLAI	GLA	Loan	6.50%	82,655	36,876	112,869
GAC	GLA	Loan	0.00%(*)	232,488	-	21,813
Gol Finance	GLA	Loan	4.32%	1,979,000	1,533,715	328
Total				2,294,143	1,570,591	135,010

(*) Pursuant to the local legislation, the Company applies symbolic interest rates.

(**) All loan liabilities were settled during the fiscal year ended December 31, 2018.

The table below shows the amounts between the companies, eliminated in the consolidated:

				Assets		Liabilities
Creditor	Debtor	Type of transaction	Interest rate (p.a.)	2018	2017	2018	2017

GAC	GLAI	Loan	0.00%(*)	-	-	-	125,148
GAC	Gol Finance Inc.	Loan	8.64%	-	32,238	1,128,845	961,212
Gol Finance	GAC	Loan	5.85%	596,204	434,418	-	-
Gol Finance	GLAI	Loan	0.00%(*)	-	-	-	24,313
Gol Finance	Gol Finance Inc.	Loan	11.70%	887,395	845,852	250,950	560,472
Smiles Fidelidade	GLA	Advance ticket purchases	8.97%	1,296,077	866,341	-	-
Smiles Fidelidade	GLA	Sale of miles	-	24,035	18,950	-	-
Smiles Fidelidade	GLA	Management fees	-	803	1,124	-	-
Smiles Fidelidade	GLA	Letter of indemnity agreement	-	10,559	-	-	-
Smiles Fidelidade	GLA	Shared services	-	-	-	5,439	3,964
Smiles Fidelidade / Smiles Viagens	GLA	Transfer - GLA	-	-	-	38,144	31,250
Smiles Fidelidade	GLA	Share-based payments	-	856	856	-	-
Smiles Fidelidade	Netpoints	Conversion of miles (**)	-	48	6,900	-	-
Total				2,815,977	2,206,679	1,423,378	1,706,359

(*) Pursuant to the local legislation, the Company applies symbolic interest rates.

(**) Balance not eliminated in the consolidated financial statements because it is a transaction with associate.

12.2.   Transportation and consulting services

All agreements related to transportation and consulting services are held by GLA. The related parties for these services are listed below, together with the object of the agreements and their main contractual conditions:

•      Viação Piracicabana Ltda.: provides airport shuttle services for passengers, luggage and employees. As of July 1, 2017, an Assignment Agreement was entered into between Breda Transportes e Serviços S.A. (“Assignor”) and Viação Piracicabana Ltda. (“Assignee”), through which the Assignee will be responsible for the rights and obligations as of the execution of the Assignment Agreement.

•      Expresso União: provides transportation to employees. This agreement was terminated in March 2017.

•      Pax Consultoria Empresarial e Participações Ltda.: provides consulting and advisory services, and the agreement has no expiration date. Pax Consultoria Empresarial e Participações Ltda. assigned to Mobitrans Administração e Participações S.A. the right to provide consulting and advisory services on a final and non-onerous basis.

•      Aller Participações: provides consulting and advisory services, and the agreement has no expiration date.

•      Limmat Participações S.A.: provides consulting and advisory services, and the agreement has no expiration date.

•      Expresso Caxiense S.A.: provides airport shuttle services for passengers, luggage and employees, and the agreement expires on September 26, 2019.

As of December 31, 2018, GLA recognized total expenses related to these services of R$9,358 (R$8,583 as of December 31, 2017). On the same date, the balance payable to the related companies was R$1,107 (R$769 as of December 31, 2017), and was mainly related to services provided by Viação Piracicabana Ltda.

12.3.   Contracts account opening UATP (“Universal Air Transportation Plan”) to grant credit limit

In September 2011, GLA entered into agreements with the related parties Empresa de Ônibus Pássaro Marrom S.A., Viação Piracicabana Ltda., Thurgau Participações S.A., Comporte Participações S.A., Quality Bus Comércio De Veículos S.A., Empresa Princesa Do Norte S.A., Expresso União Ltda., Breda Transporte e Serviços S.A., Oeste Sul Empreendimentos Imobiliários S.A. SPE., Empresa Cruz De Transportes Ltda., Expresso Maringá do Vale S.A., Glarus Serviços Tecnologia e Participações LTDA., Expresso Itamarati S.A., Transporte Coletivo Cidade Canção Ltda., Limmat Participações S.A., Turb Transporte Urbano S.A., Vaud Participações S.A., Aller Participações S.A. and BR Mobilidade Baixada Santista S.A. SPE, all with no expiration date, whose purpose is to issue credits to purchase airline tickets issued by the Company. The UATP account (virtual card) is accepted as a payment method on the purchase of airline tickets and related services, seeking to simplify billing and facilitate payment between the participating companies.

12.4.   Agreement to use the VIP lounge

On April 9, 2012, the Company entered into an agreement with Delta Air Lines Inc. (“Delta Air Lines”) for the mutual use of the VIP lounge, with expected payments between the companies of US$20 per passenger. On August 30, 2016, the companies signed a contractual amendment establishing a prepayment for the use of the VIP lounge in the amount of US$3,000. As of December 31, 2018, the outstanding balance was R$4,741, recorded under “Advances from customers” (R$6,779 as of December 31, 2017).

12.5.   Contract for maintenance of parts and financing engine maintenance

In 2010, GLA entered into an engine maintenance service agreement with Delta Air Lines. The maintenance agreement was renewed on December 22, 2016 and will expire on December 31, 2020.

On January 31, 2017, the subsidiary GLA entered into a Loan Agreement with Delta Air Lines in the amount of US$50 million, maturing on December 31, 2020, with a refund obligation to be performed by the Company, GLA and Gol Finance, pursuant to the refund agreement entered into on August 19, 2015, with personal guarantee granted by the Company to the subsidiary GAC. Under the terms of this agreement, the Company holds flexible payment maturities regarding engine maintenance services, through a credit limit available. In the year ended December 31, 2018, expenses incurred for components maintenance services provided by Delta Air Lines amounted to R$357,619 (R$403,195 as of December 31, 2017). As of December 31, 2018, the outstanding balance with Delta Air Lines recorded under “Suppliers” totaled R$211,087 (R$372,511 as of December 31, 2017).

12.6.   Handling services agreement

On November 4, 2018, the subsidiary GLA entered into an agreement with Delta Air Lines regarding handling services at the Miami and Orlando airports, with maturity on November, 2021. During the year ended December 31, 2018, the expenses related to this agreement totaled R$1,433, recorded under “Services provided”.

12.7.   Term loan guarantee

On August 31, 2015, through its subsidiary Gol Finance, the Company issued a term loan in the amount of US$300 million, with a term of 5 years and effective interest rate of 6.7% p.a. The term loan has an additional guarantee provided by Delta Air Lines. In the year ended December 31, 2018, the Company recorded R$11,765 in the financial result under “Bank charges and expenses”, related to “Additional guarantee”, equivalent to 1.0% p.a., as established in the agreement. For additional information, see Note 16.

12.8.   Commercial partnership and maintenance agreement

On February 19, 2014, the Company signed an exclusive strategic partnership agreement for long-term business cooperation with Airfrance-KLM with the purpose of sales activities improvements and codeshare expansion and mileage programs benefits between the companies for the customers in the Brazilian and European markets. The agreement provides for the incentive investment in the Company in the amount of R$112,152, already fully received by the Company. The agreement will mature within 5 years and the installments will be amortized on a monthly basis. As of December 31, 2018, the Company had deferred revenue in the amount of R$8,565 recorded as "Other liabilities" in current liabilities (R$20,557 and R$3,426 as of December 31, 2017, recorded in current and noncurrent liabilities, respectively).

On January 1, 2017, the Company entered into an agreement to expand its strategic partnership with Airfrance-KLM in order to include engine maintenance and repair services. In the year ended December 31, 2018, expenses incurred for components maintenance services provided by AirFrance-KLM amounted to R$128,569 (R$159,562 as of December 31, 2017). As of December 31, 2018, the Company had an outstanding balance with AirFrance-KLM recorded under suppliers in the amount of R$170,673 (R$157,264 as of December 31, 2017).

12.9.   Remuneration of key management personnel

	Consolidated
	2018	2017
Salaries, bonus and benefits (*)	75,979	47,705
Related taxes and charges	11,062	5,232
Share-based payments	10,234	11,005
Total	97,275	63,942

(*) Includes the Board of Directors’ and Audit Committee’s compensation.

As of December 31, 2018 and 2017, the Company did not offer post-employment benefits, and there were no severance benefits or other long-term benefits for the management and other employees. Specific benefits can be provided to the Company’s key management personnel, limited to a short-term period.

13.Investments

13.1.   Breakdown of investments

The financial information of the Company’s investees and the changes in the investments balance for the year ended December 31, 2018 are as follows:

	Parent Company		Consolidated
	GLA	Smiles Fidelidade	Trip	Netpoints
Relevant information of the subsidiaries
Total number of shares	5,262,335,049	124,007,953	-	130,492,408
Capital stock	4,554,280	44,874	1,318	75,351
Interest	100.0%	52.67%	60.0%	25.4%
Total equity (deficit)	(4,200,243)	1,014,230	1,962	(20,758)
Unrealized profits (a)	-	(96,332)	-	-

Adjusted equity (deficit) (b)	(4,200,243)	437,875	1,177	(5,273)
Net income (loss) for the year	(1,168,201)	645,842	644	(3,613)
Unrealized profits in the year (a)	-	(24,837)	-	-
Adjusted net income (loss) for the year attributable to the Company’s interest	(1,168,201)	315,335	387	(918)

(a)   Corresponds to transactions involving revenue from mileage redemption for airline tickets by members in the Smiles Program which, for the purposes of consolidated financial statements, are only accrued when program members are actually transported by GLA.

(b)   Adjusted shareholders' equity corresponds to the percentage of total shareholders' equity net of unrealized profits.

13.2.   Changes in investments

	Parent Company			Consolidated
	GLA	Smiles Fidelidade	Total	Trip
Changes in investments
Balances as of December 31, 2017	(2,590,503)	388,235	(2,202,268)	1,333
Adoption of accounting standard (a)	(19,575)	-	(19,575)	-
Balances as of December 31, 2017 (Restated)	(2,610,078)	388,235	(2,221,843)	1,333
Adoption of accounting standard (b)	1,632	43	1,675	-
Equity results	(1,168,201)	315,335	(852,866)	387
Unrealized gains on hedges	(420,706)	-	(420,706)	-
Equity interest dilution effects	-	(561)	(561)	-
Dividends and interest on shareholders’ equity	-	(265,136)	(265,136)	(543)
Other equity changes in investments	-	(41)	(41)	-
Amortization of losses on sale-leaseback transactions (c)	(2,890)	-	(2,890)	-
Balances as of December 31, 2018	(4,200,243)	437,875	(3,762,368)	1,177

(a)    On January 1, 2018, the subsidiary adopted CPC 47 – “Revenue from Contracts with Customers”, equivalent to IFRS 15, which resulted in the recording of R$19,575 directly in GLA’s equity. For further information, see Note 4.26.1.

(b)    On January 1, 2018, the subsidiary adopted CPC 48 – “Financial Instruments”, equivalent to IFRS 9. For further information, see Note 4.26.2.

(c)    The subsidiary GAC has a net balance of deferred losses and gains on sale-leaseback, whose deferral is subject to the payment of contractual installments made by the subsidiary GLA. Accordingly, the net balance to be deferred is essentially part of the net investment of the Parent Company in GLA. As of December 31, 2018, the net balance was fully deferred (R$2,887 for the year ended December 31, 2017). For further information, see Note 28.2.

Investments in the GAC, Gol Finance and Gol Finance Inc. offshore subsidiaries are essentially seen as an extension of the Company and summed line by line with the GLAI parent company. Therefore, only Smiles Fidelidade and GLA are investments in the GLAI parent company.

As of December 31, 2018, the consolidated investment balance comprised SCP Trip, held by GLA.

As of December 31, 2018, our investee Netpoints Fidelidade recorded negative equity. As a result, Smiles Fidelidade (holder of 25.4% of Netpoints’ capital stock) did not recognize additional losses based on CPC 18 - “Investments in Associates and Joint Ventures”. The company will resume recording equity results when Netpoints’ equity fully recovers its accumulated losses.

In the year ended December 31, 2018, GLAI made an advance payment for future capital increase to the subsidiary GLA in the amount of R$220,000. In the same period, GLA returned said amount to GLAI, with no impact to the subsidiary’s capital stock.

14.Property, plant and equipment

14.1.   Parent Company

As of December 31, 2018, the balance of advances for the acquisition of aircraft totaled R$94,159 corresponding to prepayments made based on the agreements, as described in Note 28 (as of December 31, 2017, the Company did not have balances of advances for the acquisition of aircraft related to contract renegotiations carried out throughout 2016). In addition, the residual value of the ownership rights on the aircraft totaled R$108,539 as of December 31, 2018 (R$323,013 as of December 31, 2017), both recorded in the subsidiary GAC.

14.2.   Consolidated

	2018				2017
	Average annual depreciation rate	Cost	Accumulated depreciation	Net amount	Net amount

Flight equipment
Aircraft held under finance leases (a)	5.8%	673,675	(222,240)	451,435	1,351,436
Sets of replacement parts and spare engines	6.9%	1,583,865	(590,239)	993,626	850,477
Aircraft reconfigurations/overhauling	30.4%	2,443,747	(1,275,298)	1,168,449	865,761
Aircraft and safety equipment	10.0%	856	(533)	323	405
Tools	10.0%	44,121	(21,153)	22,968	18,075
Total		4,746,264	(2,109,463)	2,636,801	3,086,154

Impairment losses (b)	-	(48,839)	-	(48,839)	(26,076)
Total flight equipment		4,697,425	(2,109,463)	2,587,962	3,060,078

Property, plant and equipment in use
Vehicles	20.0%	11,513	(9,609)	1,904	1,448
Machinery and equipment	10.0%	59,404	(41,619)	17,785	20,042
Furniture and fixtures	10.0%	30,698	(18,188)	12,510	11,509
Computers and peripherals	20.0%	40,813	(31,314)	9,499	8,994
Communication equipment	10.0%	2,692	(2,089)	603	703
Maintenance center - Confins	10.4%	107,637	(91,395)	16,242	26,918
Leasehold improvements	19.0%	60,115	(29,354)	30,761	13,852
Construction in progress	-	15,443	-	15,443	33,503
Total property, plant and equipment in use		328,315	(223,568)	104,747	116,969

Total		5,025,740	(2,333,031)	2,692,709	3,177,047

Advances for property, plant and equipment acquisition	-	125,348	-	125,348	18,720

Total property, plant and equipment		5,151,088	(2,333,031)	2,818,057	3,195,767

(a)   In the year ended December 31, 2018, the Company entered in sale-leaseback transactions for 25 aircraft. For more information, see Note 28.

(b)   Refers to provisions for impairment losses for rotable items, classified under "Sets of replacement parts and spare engines", recorded by the Company in order to present its assets according to the actual capacity for the generation of economic benefits.

Changes in property, plant and equipment balances are as follows:

	Property, plant and equipment under finance lease	Other flight equipment	Advances for property, plant and equipment acquisition	Other	Total
Balances as of December 31, 2016	1,411,932	1,405,144	87,399	120,535	3,025,010
Additions	-	827,658	263,328	30,511	1,121,497
Disposals	(5,639)	(135,381)	(332,007)	(10,506)	(483,533)
Depreciation	(54,857)	(388,779)	-	(23,571)	(467,207)
Balances as of December 31, 2017	1,351,436	1,708,642	18,720	116,969	3,195,767
Additions	-	1,010,216	273,389	17,784	1,301,389
Disposals	(855,423)	(40,297)	(166,761)	-	(1,062,481)
Depreciation	(44,578)	(542,034)	-	(30,006)	(616,618)
Balances as of December 31, 2018	451,435	2,136,527	125,348	104,747	2,818,057

15.Intangible assets

The breakdown of and changes in intangible assets is as follows:

	Consolidated
	Goodwill	Slots	Software	Total
Balances as of December 31, 2016	542,302	1,038,900	158,514	1,739,716
Additions	-	-	55,449	55,449
Disposals	-	-	(9,662)	(9,662)
Amortization	-	-	(38,218)	(38,218)
Balances as of December 31, 2017	542,302	1,038,900	166,083	1,747,285
Additions	-	-	82,079	82,079
Amortization (*)	-	-	(51,898)	(51,898)
Balances as of December 31, 2018	542,302	1,038,900	196,264	1,777,466

(*) The weighted average rate of amortizations is 22.03% p.a.

As of December 31, 2018 and 2017, the balances of goodwill and slots were tested for impairment using the discounted cash flow of each cash-generating unit, originating the value in use.

In order to assess the recoverable value, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash-Generating Units – “CGUs”). In order to determine the carrying amount of each cash-generating unit, the Company considers the intangible assets recorded and all tangible assets necessary to conduct its business, given that it will only generate economic benefits by using the combination of both.

The Company allocates goodwill to two cash-generating units: GLA and Smiles, and the airport operating rights are fully allocated to GLA’s cash-generating unit, as shown below:

	Goodwill GLA	Goodwill Smiles	Airport operating rights
December 31, 2018
Book value	325,381	216,921	1,038,900
Book value - CGU	(275,500)	602,740	-
Value in use	23,058,697	7,005,622	15,158,551

Discount rate	14.91%	16.95%	13.94%
Perpetuity growth rate	3.50%	3.50%	3.50%

December 31, 2017
Book value	325,381	216,921	1,038,900
Book value - CGU	1,061,177	395,105	-
Value in use	15,206,092	5,464,287	5,069,156

Discount rate	15.46%	19.26%	14.50%
Perpetuity growth rate	3.50%	3.50%	3.50%

The results obtained were compared with the carrying amount of each cash-generating unit and, as a result, the Company did not recognize impairment losses on its CGUs.

The assumptions adopted in the impairment testing of intangible assets are based on internal projections for a five-year period. For longer periods, the Company uses the perpetuity growth rate. The discounted cash flow that determined the value in use of the cash-generating units was prepared in accordance with the Company’s business plan, which was approved on January 17, 2019.

The main assumptions taken into consideration by the Company to determine the value in use of the cash-generating units are:

•      Capacity and fleet: considers the use, the aircraft capacity used in each flight and the projected size of the fleet in use.

•      Demand: market efficiency is the main input to estimate the Company’s demand growth. Management considers market efficiency to be the ratio between its market share and its seat share. This indicator reflects how efficiently the Company uses its share of the market’s total supply based on how much demand for air transportation it absorbs.

•      Revenue per passenger: considers the average price charged by GLA and the effects of market variables (see the variables used below).

•      Operating costs related to the business: based on the historical cost and adjusted by indicators, such as inflation, supply, demand and variation of the U.S. dollar.

The Company also considered market variables, including the GDP (source: Brazilian Central Bank), the U.S. dollar (source: Brazilian Central Bank), kerosene prices (per barrel) (source: Brazilian National Agency of Petroleum, Natural Gas and Biofuels - ANP) and interest rates (source: Bloomberg).

16.Short and long-term debt

			Parent Company		Consolidated
	Maturity of the contract	Interest rate	2018	2017	2018	2017
Short-term debt
Local currency
Debentures VI (a)	09/2019	132% of CDI	-	-	-	395,093
Debentures VII (b)	09/2021	120% of CDI	-	-	288,991	-
Interest accrued	-	-	-	-	-	23,921
Foreign currency (US$)
Senior Notes V (c)	12/2018	9.71% p.a.	-	23,258	-	23,258
Engine maintenance (d)	08/2019	Libor 3m+0.75% p.a.	-	-	14,665	43,909
Import financing (e)	11/2019	5.46% p.a.	-	-	495,458	240,973
Credit line - engines (f)	09/2020	Libor 3m+0.75% p.a.	-	-	138,024	47,507
Credit line - engines (g)	06/2021	Libor 3m+2.25% p.a.	-	-	20,115	17,145
Loan with guarantee of engines (h)	08/2026	6.65% p.a.	-	-	13,053	7,883
Interest accrued	-	-	123,873	71,769	132,900	74,989
			123,873	95,027	1,103,206	874,678

Finance leases	06/2025	3.72% p.a.	-	-	120,118	288,194

Total short-term debt			123,873	95,027	1,223,324	1,162,872

Long-term debt
Local currency
Debentures VI (a)	09/2019	132% of DI	-	-	-	617,333
Debentures VII (b)	09/2021	120% of DI	-	-	577,981	-
Foreign currency (US$)
Engine maintenance (d)	08/2019	Libor 3m+0.75% p.a.	-	-	-	12,451
Senior Notes II (i)	07/2020	9.64% p.a.	-	314,589	-	314,589
Term Loan (j)	08/2020	6.70% p.a.	1,147,196	968,010	1,147,196	968,010
Credit line - engines (f)	09/2020	Libor 3m+0.75% p.a.	-	-	43,431	35,634
Engine maintenance (g)	06/2021	Libor 3m+2.25% p.a.	-	-	146,457	142,137
Senior Notes VI (k)	12/2021	9.87% p.a.	-	127,181	-	127,181
Senior Notes IV (l)	01/2022	9.24% p.a.	352,205	299,524	352,205	299,524
Senior Notes III (m)	02/2023	11.30% p.a.	-	69,074	-	69,074
Senior Notes VIII (n)	01/2025	7.09% p.a.	2,439,492	1,597,713	2,439,492	1,597,713
Loan with guarantee of engines (h)	08/2026	6.65% p.a.	-	-	120,557	78,239
Senior Notes VII (o)	12/2028	9.84% p.a.	-	54,752	-	54,752
Perpetual Notes (p)	-	8.75% p.a.	596,336	509,105	513,282	438,201
			4,535,229	3,939,948	5,340,601	4,754,838

Finance leases	06/2025	3.72% p.a.	-	-	520,542	1,187,957

Total long-term debt			4,535,229	3,939,948	5,861,143	5,942,795

Total			4,659,102	4,034,975	7,084,467	7,105,667

(a)   Issuance of 105,000 debentures by GLA on September 30, 2015 for early settlement of the Debentures IV and V.

(b)   Issuance of 88,750 debentures by GLA on October 22, 2018 for early settlement of the Debentures VI.

(c)   Issuance of Senior Notes series V by Gol Finance on July 7, 2016, as a result of the private Exchange Offer of Senior Notes I, II, III, IV and Perpetual Notes. In the year ended December 31, 2018, the financing was prepaid (for further information, see Note 16.3).

(d)   Issuance of 3 series of Guaranteed Notes to finance engine maintenance, as described in Note 12.5.

(e)   Credit line with private banks of import financing for purchase of spare parts and aircraft equipment. These credit lines will mature throughout 2019. The interest rates negotiated were Libor 3m+4.40% p.a. and Libor 1m+3.25% p.a.

(f)   Credit line raised between August 11, 2017 and November 30, 2018.

(g)   Credit line raised on September 30, 2014.

(h)   Loans obtained on June 28, 2018, with a guarantee of five engines. The interest rates negotiated were from Libor 6m+2.35% p.a. to Libor 6m+4.25% p.a.

(i)   Issuance of Senior Notes II by Gol Finance Inc. on July 13, 2010 in order to repay debts held by the Company. In the year ended December 31, 2018, the financing was prepaid (for further information, see Note 16.3).

(j)   Term Loan issued by Gol Finance on August 31, 2016 for aircraft purchases and bank repayment of loans, with backstop guarantee from Delta Airlines. For additional information, see Note 12.6.

(k)   Issuance of Senior Notes series VI by Gol Finance on July 7, 2016, as a result of the private Exchange Offer of Senior Notes I, II, III, IV and Perpetual Notes. In the year ended December 31, 2018, the financing was prepaid (for further information, see Note 16.3).

(l)   Issuance of Senior Notes IV by Gol Finance on September 24, 2014 in order to finance partial repurchase of Senior Notes I and II.

(m)  Issuance of Senior Notes III by GLA on February 7, 2013 in order to finance the prepayment of debts due within the next 3 years. The total amount of Senior Notes was transferred to Gol Finance along with the financial investments acquired on the date of issuance, and the financing was prepaid (for further information, see Note 16.3).

(n)   Issuances of Senior Notes series VIII by Gol Finance on December 11, 2017 and February 2, 2018 to repurchase Senior Notes and for other general purposes.

(o)   Issuance of Senior Notes series VII by Gol Finance on July 7, 2016, as a result of the private Exchange Offer of Senior Notes I, II, III, IV and Perpetual Notes. In the year ended December 31, 2018, the financing was prepaid (for further information, see Note 16.3).

(p)   Issuance of Perpetual Notes by Gol Finance on April 5, 2006 to finance aircraft purchase and repayment of loans.

Total consolidated debt includes issuance costs of R$83,684 as of December 31, 2018 (R$101,795 as of December 31, 2017), which are amortized over the term of the related debt.

As of December 31, 2018, the maturities of long-term debt, except financial lease agreements, were as follows:

	2020	2021	2022	2023	2023 onwards	Without maturity date	Total
Parent Company
In US$:
Term Loan	1,147,196	-	-	-	-	-	1,147,196
Senior Notes IV	-	-	352,205	-	-	-	352,205
Senior Notes VIII	-	-	-	-	2,439,492	-	2,439,492
Perpetual Notes	-	-	-	-	-	596,336	596,336
Total	1,147,196	-	352,205	-	2,439,492	596,336	4,535,229

Consolidated
In local currency:
Debentures VII	288,990	288,991	-	-	-	-	577,981

In US$:
Term Loan	1,147,196	-	-	-	-	-	1,147,196
Credit line – engines	43,431	-	-	-	-	-	43,431
Credit line – engines	20,265	126,192	-	-	-	-	146,457
Loan with guarantee of engines	3,312	13,643	14,270	14,921	74,411	-	120,557
Senior Notes IV	-	-	352,205	-	-	-	352,205
Senior Notes VIII	-	-	-	-	2,439,492	-	2,439,492
Perpetual Notes	-	-	-	-	-	513,282	513,282
Total	1,503,194	428,826	366,475	14,921	2,513,903	513,282	5,340,601

The fair value of debt as of December 31, 2018 is as follows:

	Parent Company		Consolidated
	Book value (c)	Market value	Book value (c)	Market value
Senior Notes and Perpetual Notes (a)	3,486,651	3,119,375	3,320,546	3,016,230
Term Loan (b)	1,172,451	1,264,852	1,172,451	1,264,852
Debentures (b)	-	-	866,972	901,375
Other	-	-	1,083,838	1,124,661
Total	4,659,102	4,281,815	6,443,807	6,307,118

(a) Fair value obtained through current market quotations.

(b) Fair value obtained through internal method valuation.

(c) The book value presented is net of interest and issue costs.

16.1.    Covenants

As of December 31, 2018, long-term debt (excluding Perpetual Notes and finance leases) that amounted to R$4,827,319 (R$4,316,637 as of December 31, 2017) is subject to restrictive covenants, including but not limited to those that require the Company to maintain certain levels of liquidity and indebtedness and interest expenses coverage.

The Company has restrictive covenants on the Term Loan and Debentures VII. In the Term Loan, the Company must make deposits for reaching contractual limits of the debt pegged to the U.S. dollar. As of December 31, 2018, the Company did not have collateral deposits linked to the contractual limits of the Term Loan. As of December 31, 2018, Debentures VII were not subject to any covenants scheduled for measurement, due to the renegotiation of the transaction. Pursuant to the agreement, the Company will resume measuring the following ratios, which are measured half-yearly, as of June 30, 2019: (i) net debt / earnings before interest, taxes, depreciation, amortization, and restructuring or rent costs (“EBITDAR”); and (ii) debt coverage ratio (“ICSD”). Under the indenture, these indicators must be measured every six months and the next measurement will occur at the end of the first half of 2019. As a result, as of December 31, 2018, the Company was in compliance with the Debentures VII’s covenants.

16.2.   Restructuring and new issuances of loans and financing obtained in the year ended December 31, 2018

Import financing: The Company, through its subsidiary GLA, obtained funding in the year and renegotiated the maturities of the agreements, with the issue of promissory notes as collateral for these transactions, which are part of a credit line maintained by GLA for import financing in order to carry out engine maintenance, purchase spare parts and aircraft equipment. The funding operations are as follows:

Transaction	Principal amount		Interest	Maturity
date	(US$)	(R$)	rate (p.a.)	Date
New issuances
01/12/2018	4,722	15,202	5.10%	01/07/2019
03/02/2018	6,531	21,301	5.75%	03/01/2019
03/09/2018	6,731	21,874	5.44%	09/05/2018
03/23/2018	7,447	24,606	5.63%	09/19/2018
04/20/2018	7,121	24,285	5.75%	10/17/2018
04/27/2018	14,395	49,919	5.76%	10/24/2018
05/04/2018	7,710	27,225	6.19%	10/31/2018
10/19/2018	6,990	27,085	6.34%	04/19/2019
10/31/2018	6,053	23,453	6.50%	04/29/2019
11/18/2018	6,669	25,840	5.43%	11/18/2019
12/07/2018	7,195	27,881	6.61%	06/05/2019

Renegotiations
01/05/2018	2,694	8,731	5.10%	01/07/2019
01/12/2018	5,245	16,888	5.07%	12/31/2018
01/29/2018	8,595	27,208	5.20%	01/24/2019
02/05/2018	4,815	15,579	5.48%	01/31/2019
04/16/2018	4,273	14,874	6.73%	04/11/2019
05/29/2018	5,407	20,205	5.79%	05/24/2019
06/21/2018	9,683	37,335	4.99%	06/14/2019
06/21/2018	4,570	17,621	5.91%	06/17/2019
06/21/2018	10,436	40,239	4.99%	06/14/2019
10/24/2018	14,395	55,781	5.08%	04/22/2019

Engine maintenance: During the year, the subsidiary GLA obtained new credit lines by issuing Guaranteed Notes for engine maintenance services with Delta Air Lines.

Transaction	Principal amount		Costs		Interest	Maturity
date	(US$)	(R$)	(US$)	(R$)	rate (p.a.)	Date
03/27/2018	10,503	34,928	603	2,005	Libor 3m+0.75% p.a.	01/24/2020
05/04/2018	10,467	36,951	567	2,001	Libor 3m+0.75% p.a.	03/24/2020
06/29/2018	10,299	39,710	399	1,538	Libor 3m+0.75% p.a.	04/29/2020
08/29/2018	10,301	42,597	401	1,658	Libor 3m+0.75% p.a.	06/30/2020
11/30/2018	10,203	39,417	303	1,170	Libor 3m+0.75% p.a.	09/30/2020

Additional issue of Senior Notes 2025: On February 2, 2018, the Company, through its subsidiary Gol Finance, carried out an additional issue of Senior Notes VIII due in 2025, in the amount of R$486,735 (US$150 million on the transaction date), with issuance costs totaling R$8,578 (US$2,873 on the transaction date). Senior Notes are guaranteed by Company sureties, with half-yearly interest payments of 7.0% p.a. The proceeds were used to fully redeem Senior Notes II, III, V, VI and VII, and pay related costs and expenses.

Loan with guarantee of engines: On June 28, 2018, the Company, through its subsidiary GLA, obtained funding with a guarantee of one own engine in the amount of R$43,913 (US$11,400 on the transaction date), with issuance costs amounting to R$578 (US$150 on the transaction date). This type of financing has monthly interest amortization and payment.

Debentures VII: As of October 29, 2018, through its subsidiary GLA, the Company carried out its 7th issue of simple non-convertible secured debentures in a single series, with an additional backstop guarantee. A total of 88,750 debentures were issued, at the nominal unit value of R$10,000, totaling R$887,500 on the issue date, with issuance costs totaling R$28,739. The debentures will have a maturity of three years as of the issue date, with interest of 120% of the CDI rate. The debentures will be amortized every six months in six equal installments as of March 28, 2019 and with quarterly interest.

The other existing loans and financing of the Company have not been affected by contractual alterations during the year ended December 31, 2018.

16.3.   Early termination of debt during the year ended December 31, 2018

As part of the debt restructuring process (as per Note 1), the Company used the proceeds from the issue of Senior Notes VIII on December 11, 2017 by the subsidiary Gol Finance Inc. totaling US$500 million and the additional issue totaling US$150 million on February 2, 2018 to fully redeem Senior Notes, as shown below:

	Maturities	Transaction	Payments	Premium paid (*)
Senior Notes VI	07/2021	01/2018	42,019	5,644
Senior Notes V	12/2018	01/2018	7,379	-
Senior Notes VII	12/2028	01/2018	18,348	2,477
Senior Notes II	07/2020	03/2018	95,777	1,474
Senior Notes III	02/2023	03/2018	20,881	1,122
Total in dollars			184,404	10,717

Total in Brazilian reais			610,600	34,979

(*) Amounts recorded under “Exchange offer costs” in the financial result.

As part of the debt restructuring process, as of October 29, 2018, the Company used the proceeds from the 7th issue of debentures, totaling R$887,500, to pay the remaining debt from the 6th issue of debentures in 2015.

16.4.    Finance leases

The future payments of finance agreements indexed to U.S. dollars are detailed as follows:

	Consolidated
	2018	2017
2018	-	333,795
2019	140,307	319,511
2020	140,080	267,477
2021	139,852	224,591
2022	139,624	119,200
2023	69,985	59,748
Thereafter	65,776	267,075
Total minimum lease payments	695,624	1,591,397
Less total interest	(54,964)	(115,246)
Present value of minimum lease payments	640,660	1,476,151
Less current portion	(120,118)	(288,194)
Noncurrent portion	520,542	1,187,957

The discount rate used to calculate present value of the minimum lease payments was 3.72% as of December 31, 2018 (4.04% as of December 31, 2017). There are no significant differences between the present value of minimum lease payments and the fair value of these financial liabilities.

The Company extended the maturity date of the financing for some of its aircraft leased for 15 years using the mechanism for extending financing amortization and repayment (“SOAR”), which enables the performance of calculated withdrawals to be settled by payment in full at the end of the lease agreement. As of December 31, 2018, amounts of withdrawals for the repayment at maturity date of the lease agreements totaled R$49,635 (R$255,644 as of December 31, 2017) and are recorded in current and non-current debt.

17.Suppliers - Forfaiting

The Company has operations that allow suppliers to receive their rights in advance. This type of operation does not change the existing commercial conditions between the Company and its suppliers. As of December 31, 2018, the amount recorded under current liabilities from forfaiting operations totaled R$365,696 (R$78,416 as of December 31, 2017).

18. Taxes payable

	Parent Company		Consolidated
	2018	2017	2018	2017
PIS and COFINS	947	392	43,237	40,036
Installment payments - PRT and PERT	15,588	22,017	23,858	68,596
Withholding income tax on salaries	133	-	34,883	32,070
ICMS	-	-	46,952	45,492
IRPJ and CSLL payable	-	-	8,991	5,299
Other	70	125	8,440	9,654
Total	16,738	22,534	166,361	201,147

Current	8,944	7,856	111,702	134,951
Noncurrent	7,794	14,678	54,659	66,196

19.Advance ticket sales

As of December 31, 2018, the balance of Advance ticket sales classified in current liabilities was R$1,673,987 (R$1,476,514 as of December 31, 2017) and is represented by 5,804,941 tickets sold and not yet used (4,964,925 as of December 31, 2017) with an average use of 57 days (48 days as of December 31, 2017).

20.Provisions

	Consolidated
	Insurance provision	Provision for aircraft and engine return (a)	Provision for legal proceedings (b)	Total
Balances as of December 31, 2017	741	400,851	207,597	609,189
Additional provisions recognized	-	214,636	243,860	458,496
Utilized provisions	-	(33,591)	(203,291)	(236,882)
Foreign exchange rate variation, net	(741)	70,238	(706)	68,791
Balances as of December 31, 2018	-	652,134	247,460	899,594

As of December 31, 2018
Current	-	70,396	-	70,396
Noncurrent	-	581,738	247,460	829,198
Total	-	652,134	247,460	899,594

As of December 31, 2017
Current	741	45,820	-	46,561
Noncurrent	-	355,031	207,597	562,628
Total	741	400,851	207,597	609,189

(a) The additions of provisions for aircraft and engine return also include present value adjustment effects.

(b) The provisions recorded include write-offs due to the revision of estimates and processes settled.

20.1.   Provision for aircraft and engine return

This provision considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure aircraft without purchase option as described in the return conditions of the lease contracts, and which is capitalized in property, plant and equipment, under “aircraft reconfigurations/overhauling”.

20.2.   Provision for legal proceedings

As of December 31, 2018, the Company and its subsidiaries are parties to lawsuits and administrative proceedings, which are classified into Operational (those arising from the Company’s normal course of operations), and Succession (those arising from the succession of former Varig S.A. obligations).

The civil lawsuits are primarily related to compensation claims generally related to flight delays and cancellations, baggage loss and damage. The labor claims primarily consist of issues related to overtime, hazard pay, risk premium and wage differences.

The provisions for cases whose likelihood of loss is assessed as probable are broken down by type of claim as follows:

	2018	2017
Civil	64,005	67,528
Labor	181,556	137,071
Taxes	1,899	2,998
Total	247,460	207,597

Provisions are reviewed based on the progress of the proceedings and history of losses based on the best current estimate for labor and civil lawsuits.

There are other civil and labor lawsuits assessed by management and its legal counsel as possible risk of loss, in the estimated amount of R$36,320 for civil claims and R$183,506 for labor claims as of December 31, 2018 (R$30,945 and R$124,062 as of December 31, 2017, respectively), for which no provisions are recognized.

The tax lawsuits below were evaluated by the Company’s management and its legal counsels as being relevant and with possible risk of loss as of December 31, 2018:

•         GLA is discussing the non-incidence of the additional 1% COFINS rate on the imports of aircraft and parts, amounting R$65,679 (R$48,596 as of December 31, 2017). The Company’s legal counsel believes that the classification of possible risk was due to the fact that there was no express revocation of the tax relief (zero rate) granted to regular flight transportation companies.

•         Tax on Services (ISS) in the amount of R$22,927 (R$21,222 as of December 31, 2017) arising from assessment notices issued by the Municipality of São Paulo against the Company, in the period from January 2007 to December 2010 regarding a possible ISS taxation on partnerships. The classification of possible risk of loss is a result from the matters under discussion being interpretative, and involves discussions of factual and evidential materials, and has no final positioning of the Superior Courts.

•         Customs Penalty in the amount of R$49,078 (R$57,823 as of December 31, 2017) relating to assessment notices issued against the Company for alleged breach of customs rules regarding procedures for temporary import of aircraft. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

•         BSSF Air Holdings (“BSSF”) goodwill in the amount of R$107,579 (R$104,213 as of December 31, 2017) related to an infraction notice due to the deductibility of the goodwill allocated to future profitability. The classification of possible risk is a result of the absence of a final opinion from the Superior Courts.

•         GLA’s goodwill (from the acquisition of the former VRG) in the amount of R$83,704 (R$80,198 as of December 31, 2017) resulted from assessment notice related to the deductibility of the goodwill classified as future profitability. The classification of possible risk is a result of the absence of a final opinion from the Superior Courts.

•         In May 2018, the subsidiary Smiles received an infraction notice related to the years of 2014 and 2015, due to: (i) the deductibility of the goodwill allocated to future profitability after the merger of GA Smiles by Smiles S.A. on December 31, 2013, and (ii) the deductibility of financial expenses from the debentures issued in June 2014. The amount of R$118,119 on December 31, 2018 was assessed by Management and its legal counsel as a possible loss, as there are grounds for appeal.

There are other lawsuits that the Company’s Management and its legal counsels assess as possible risk of loss, in the estimated amount of R$101,050 (R$70,762 as of December 31, 2017) which added to the lawsuits mentioned above, totaled R$548,136 as of December 31, 2018 (R$382,814 as of December 31, 2017).

21.Equity

21.1.    Capital stock

As of December 31, 2018, the Company’s capital stock was R$3,098,230, represented by 3,131,226,450 shares, comprised by 2,863,682,710 common shares and 267,543,740 preferred shares.

As of December 20, 2018, the fundo Volluto, controller of the Company, partially spin-off its  equity in the Company, and as a consequence changed all of its preferred shares of its ownership into the MOBI Equity Investment Fund, which in turn belongs to the same holders of the fundo Volluto, also observing the same proportion of its participation.

The Company’s shares are held as follows:

	2018			2017
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	-	23.42%	100.00%	49.25%	61.19%
Mobi FIA	-	48.85%	37.41%	-	-	-
Delta Air Lines, Inc.	-	12.29%	9.41%	-	12.38%	9.47%
Airfrance - KLM	-	1.58%	1.21%	-	1.60%	1.22%
Treasury shares	-	0.00%	0.00%	-	0.10%	0.08%
Other	-	1.03%	0.79%	-	0.93%	0.71%
Free float	-	36.25%	27.76%	-	35.74%	27.33%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized capital stock as of December 31, 2018 was R$4 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase within the authorized limit, the Board of Directors will define the issuance conditions, including pricing and payment terms.

In the year ended December 31, 2018, the Company’s Board of Directors approved capital increases through the subscription of shares as a result of the exercise of stock options: (i) on January 11, 2018, in the amount of R$1,500, from the subscription of 161,029 preferred shares; (ii) on May 8, 2018, in the amount of R$5,798, from the subscription of 498,674 preferred shares; (iii) on August 1, 2018, in the amount of R$2,472, from the subscription of 331,418 preferred shares; (iv) on October 31, 2018, in the amount of R$167, from the subscription of 63,601 preferred shares; and (v) on December 21, 2018, in the amount of R$5,491, from the subscription of 589,586 preferred shares.

As of December 31, 2018, the Company’s balance of “Shares to be issued” totaled R$2,818, due to the subscription of 348,821 preferred shares as a result of the exercise of stock options.

As of December 31, 2018 and 2017, the Parent Company balance with share issuance costs totaled R$42,290 and the Consolidated balance totaled R$155,618.

21.2.   Treasury shares

In the year ended December 31, 2018, the Company (i) repurchased 740,000 shares in the amount of R$15.929; (ii) transferred 1,012,222 treasury shares by means of remuneration to the beneficiaries of the restricted stock plan, granted on August 11, 2015, in the amount of R$19,685, with goodwill of R$286.

As of December 31, 2018, the Company had 6,390 treasury shares, totaling R$126 (278,612 shares in the amount of R$4,168 as of December 31, 2017). As of December 31, 2018, the market value of the treasury shares stood at R$160 (R$4,068 as of December 31, 2017).

22.Earnings (loss) per share

Although there are differences between common and preferred shares in terms of voting rights and priority in case of liquidation, the Company’s preferred shares are not entitled to receive any fixed dividends. Preferred shares hold economic power and the right to 35 times more dividends than common shares. The Company believes that the economic power of preferred shares is more than that of common shares. As a result, income for the year attributable to equity holders of the parent is allocated in proportion to their interest in the total common and preferred shares.

Earnings (loss) per share are calculated by dividing the net income or loss by the weighted average number of all classes of shares outstanding during the period.

Diluted earnings (loss) per share are calculated by adjusting the weighted average number of shares outstanding by instruments potentially convertible into shares. The Company has only the stock option plan in the category of potentially dilutive shares, see Note 23. However, due to losses recorded in the year ended December 31, 2018, these instruments issued by the parent company have no dilutive effect and therefore were not included in the total quantity of outstanding shares considered in the diluted loss per share.

	Parent Company and Consolidated
	2018			2017
	Common	Preferred	Total	Common	Preferred	Total
				(Restated)
Numerator
Net income (loss) for the year attributable to equity holders of the parent	(254,828)	(830,565)	(1,085,393)	7,708	11,084	18,792

Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	266,676		4,981,350	204,664
Effect of dilution from stock options	-	-		-	2,614
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	2,863,683	266,676		4,981,350	207,278

Basic earnings (loss) per share	(0.089)	(3.115)		0.002	0.054
Diluted earnings (loss) per share	(0.089)	(3.115)		0.002	0.053

23.Share-based payments

The Company has two share-based payment plans offered to its management personnel: the Stock option plan and the Restricted share plan. Both plans stimulate and promote the alignment of the Company’s goals with management and employees, and mitigate risks for the Company resulting from the loss of executives, strengthening the productivity and commitment of these executives to long-term results.

23.1.   Stock option plan - GLAI

The beneficiaries of the Company’s stock option plan are allowed to purchase shares at the price agreed on the grant date after three years from the grant date, provided that they maintain their employment relationship up to the end of this period.

The stock options vest 20% as from the first year, an additional 30% as from the second year, and the remaining 50% as from the third year. All stock options may also be exercised within 10 years after the grant date. For stock options granted, the expected volatility of the options is based on the historical volatility of 252 working days of the Company’s shares traded on the B3.

Year of grant	Date of approval	Total options granted	Number of options outstanding	Exercise price of the option (in Reais)	Fair value at grant date (in Reais)	Estimated volatility of share price	Expected dividend yield	Risk-free return rate	Average remaining maturity (in years)
2010 (a)	02/02/2010	2,774,640	759,092	20.65	16.81	77.95%	2.73%	8.65%	1.0
2011	12/20/2010	2,722,444	523,446	27.83	16.07 (b)	44.55%	0.47%	10.25%	1.9
2012	10/19/2012	778,912	214,342	12.81	5.32 (c)	52.25%	2.26%	9.00%	3.7
2013	05/13/2013	802,296	220,414	12.76	6.54 (d)	46.91%	2.00%	7.50%	4.3
2014	08/12/2014	653,130	197,661	11.31	7.98 (e)	52.66%	3.27%	11.00%	5.6
2015	08/11/2015	1,930,844	623,043	9.35	3.37 (f)	55.57%	5.06%	13.25%	6.6
2016	06/30/2016	5,742,732	4,012,625	2.62	1.24 (g)	98.20%	6.59%	14.25%	7.5
2017	08/08/2017	947,767	690,960	8.44	7.91 (h)	80.62%	1.17%	11.25%	8.6
2018	05/24/2018	718,764	578,929	20.18	12.68 (i)	55.58%	0.60%	6.50%	9.4
Total		17,071,529	7,820,512	9.19					6.38

(a)   In April 2010, an additional grant of 101,894 shares referring to the 2010 plan was approved.

(b)   The fair value is calculated by the average value from R$16.92, R$16.11 and R$15.17 for the respective periods of vesting (2011, 2012 and 2013).

(c)   The fair value is calculated by the average value from R$6.04, R$5.35 and R$4.56 for the respective periods of vesting (2012, 2013 and 2014).

(d)   The fair value is calculated by the average value from R$7.34, R$6.58 and R$5.71 for the respective periods of vesting (2013, 2014 and 2015).

(e)   The fair value is calculated by the average value from R$8.20, R$7.89 and R$7.85 for the respective periods of vesting (2014, 2015 and 2016).

(f)    The fair value is calculated by the average value from R$3.61, R$3.30 and R$3.19 for the respective periods of vesting (2015, 2016 and 2017).

(g)   On July 27, 2016, an additional grant of 900,000 shares referring to the 2016 plan was approved. The fair value was calculated by the average value from R$1.29, R$1.21 and R$1.22 for the respective periods of vesting (2017, 2018 and 2019).

(h)   The fair value is calculated by the average value from R$8.12, R$7.88 and R$7.72 for the respective periods of vesting (2017, 2018 and 2019).

(i)    The fair value is calculated by the average value from R$13.26, R$12.67 and R$12.11 for the respective periods of vesting (2018, 2019 and 2020).

The price of the Company’s shares traded on B3 as of December 31, 2018 was RR$25.10 (R$14.60 as of December 31, 2017).

The movement of the stock options outstanding for the year ended December 31, 2018 is as follows:

	Number of stock options	Weighted average exercise price
Options outstanding as of December 31, 2017	9,040,293	8.63
Options granted	718,764	20.18
Options canceled and adjustments in estimated prescribed rights	225,597	11.35
Options exercised	(2,164,142)	9.25
Options outstanding as of December 31, 2018	7,820,512	9.19

Number of options exercisable as of:
December 31, 2017	7,307,151	9.59
December 31, 2018	7,065,174	8.01

23.2.   Restricted share plan - GLAI

The Company’s restricted share plan was approved at the Extraordinary Shareholders’ Meeting of October 19, 2012, and the first grants were approved at the Board of Directors’ Meeting of November 13, 2012.

Year of grant	Date of approval	Total shares granted	Total vested shares	Average fair value at grant date
2016	06/30/2016	4,007,081	3,079,315	2.62
2017	08/08/2017	1,538,213	1,166,151	8.44
2018	05/24/2018	773,463	620,275	20.18
Total		6,318,757	4,865,741

The movement in the restricted shares for the year ended December 31, 2018 is as follows:

Total restricted shares
Restricted shares outstanding as of December 31, 2017	5,297,191
Restricted shares granted	773,463
Restricted shares cancelled and adjustments in estimated expired rights	(117,315)
Restricted shares transferred (*)	(1,087,598)
Restricted shares outstanding as of December 31, 2018	4,865,741

(*) In the year ended December 31, 2018, the Company transferred 1,012,222 shares through equity instruments (treasury shares) and 75,376 shares through cash. The restricted shares transferred totaled R$20,600.

23.3.   Stock option plan – Smiles Fidelidade

The beneficiaries of the Company’s stock option plan are allowed to purchase shares at the price agreed on the grant date after three years from the grant date, provided that they maintain their employment relationship up to the end of this period.

The stock options vest 20% as from the first year, an additional 30% as from the second year, and the remaining 50% as from the third year. All stock options may also be exercised within 10 years after the grant date. For stock options granted, the expected volatility of the options is based on the historical volatility of 252 working days of the Company’s shares traded on the B3.

Year of grant	Date of approval	Total options granted	Number of options outstanding	Exercise price of the option (in Reais)	Average fair value at grant date	Estimated volatility of share price	Expected dividend yield	Risk-free return rate	Average remaining maturity (in years)
2013	08/08/2013	1,058,043	54,003	21.70	4.25 (a)	36.35%	6.96%	7.40%	4.5
2014	02/04/2014	1,150,000	48,050	31.28	4.90 (b)	33.25%	10.67%	9.90%	5.0
2018	07/31/2018	1,300,000	975,000	52.67	8.93 (c)	41.28%	9.90%	6.39%	9.5
Total		3,508,043	1,077,053

(a)  Average fair value in Brazilian reais calculated for the stock options was R$4.84 and R$4.20 for the vesting periods in 2013 and 2014, and R$3.73 for the vesting periods in 2015 and 2016.

(b)  Average fair value in Brazilian reais calculated for the stock options was R$4.35, R$4.63, R$4.90, R$5.15 and R$5.37 for the respective vesting periods from 2014 to 2018.

(c)  Average fair value in Brazilian reais calculated for the 2018 stock options was R$8.17, R$8.63, R$9.14, and R$9.77 for the respective vesting periods from 2019 to 2022.

The price of Smiles’ shares traded on B3 as of December 31, 2018 was R$43.77 (R$75.90 as of December 31, 2017).

The movement of the stock options outstanding for the year ended December 31, 2018 is as follows:

	Number of stock options	Weighted average exercise price
Options outstanding as of December 31, 2017	253,053	29.24
Options granted	1,300,000	52.67
Adjustments in estimated prescribed rights	(325,000)	52.67
Options exercised	(151,000)	11.72
Options outstanding as of December 31, 2018	1,077,053	50.17

The management and employees are granted additional bonuses settled in cash referenced to Smiles Fidelidade shares in order to strengthen their commitment to results and productivity. As of December 31, 2018, the balance of this obligation totaled R$6,899 recorded under “Salaries”, referenced to 111,272 equivalent shares of Smiles Fidelidade. In the year ended December 31, 2018, Smiles Fidelidade recorded under “Salaries” the amount of R$7,450 (R$6,332 as of December 31, 2017) related to these bonuses, recognized in profit or loss for the period.

In the year ended December 31, 2018, the Company recorded in equity share-based payments in the amount of R$17,790 attributable to controlling shareholders and R$782 to non-controlling interests from Smiles (R$11,956 attributable to controlling shareholders and R$192 attributable to non-controlling interests from Smiles in the year ended December 31, 2017) for the above-mentioned plans, with a counter entry in profit or loss under “Salaries”. As of December 31, 2018, the balance of share-based payments totaled R$117,413 (R$119,308 as of December 31, 2017).

24.Revenue

	Consolidated
	2018	2017
		(Restated)

Passenger transportation (*)	11,148,292	10,027,414
Cargo	400,959	354,561
Mileage revenue	446,448	554,380
Other revenue	95,681	109,045
Gross revenue	12,091,380	11,045,400

Related tax	(680,026)	(716,366)
Net revenue	11,411,354	10,329,034

(*) Of the total amount, R$479,136 in the year ended December 31, 2018 (R$433,639 in the year ended December 31, 2017) consists of revenues from unused passenger tickets, reissued tickets and cancellation of flight tickets. Includes breakage revenue.

Revenues are net of federal, state and municipal taxes, which are paid and transferred to the appropriate government entities.

Revenue by geographical location is as follows:

	Consolidated
	2018	%	2017	%
			(Restated)

Domestic	9,729,498	85.3	8,798,002	85.2
International	1,681,856	14.7	1,531,032	14.8
Net revenue	11,411,354	100.0	10,329,034	100.0

25.Operating costs, selling and administrative expenses

25.1.   Parent Company

	2018		2017
	Total	%	Total	%
Salaries (a)	(3,806)	(0.7)	(5,853)	15.1
Services provided	(21,745)	(4.0)	(20,143)	52.0
Sale-leaseback transactions	748,561	139.4	(7,072)	18.2
Other revenue (expenses), net (b)	(185,990)	(34.7)	(5,696)	14.7
Total	537,020	100.0	(38,764)	100.0

(a)   The Company recognizes compensation paid to members of the Audit Committee and the Board of Directors in the "Salaries" line item.

(b)   From the total amount, R$183,695 is related to debt forgiveness involving the Company, GAC and GLA.

25.2.   Consolidated

	2018
	Cost of services provided	Selling expenses	Administrative expenses	Other operating income, net	Total	%
Salaries (a)	(1,215,324)	(32,526)	(656,002)	-	(1,903,852)	19.0
Aircraft fuel	(3,867,673)	-	-	-	(3,867,673)	38.6
Aircraft rent	(1,112,837)	-	-	-	(1,112,837)	11.1
Maintenance, material and repairs	(570,333)	-	-	-	(570,333)	5.7
Passenger costs	(474,117)	-	-	-	(474,117)	4.8
Services provided	(149,959)	(124,553)	(339,256)	-	(613,768)	6.1
Sales and marketing	-	(581,977)	-	-	(581,977)	5.8
Landing fees	(743,362)	-	-	-	(743,362)	7.4
Depreciation and amortization	(644,765)	-	(23,751)		(668,516)	6.7
Sale-leaseback transactions (b)	-	-	-	914,167	914,167	(9.1)
Other operating expenses, net	(356,941)	(22,870)	(9,700)	-	(389,511)	3.9
Total	(9,135,311)	(761,926)	(1,028,709)	914,167	(10,011,779)	100.0

	2017 (Restated)
	Cost of services provided	Selling expenses	Administrative expenses	Other operating income, net	Total	%
Salaries (a)	(1,241,052)	(51,162)	(415,897)	-	(1,708,111)	18.3
Aircraft fuel	(2,887,737)	-	-	-	(2,887,737)	30.9
Aircraft rent	(939,744)	-	-	-	(939,744)	10.1
Maintenance, material and repairs	(368,719)	-	-	-	(368,719)	3.9
Passenger costs	(437,045)	-	-	-	(437,045)	4.7
Services provided	(98,527)	(241,365)	(288,248)	-	(628,140)	6.7
Sales and marketing	-	(590,814)	-	-	(590,814)	6.3
Landing fees	(664,170)	-	-	-	(664,170)	7.1
Depreciation and amortization	(492,289)	-	(13,136)	-	(505,425)	5.4
Sale-leaseback transactions (b)	-	-	-	(7,072)	(7,072)	0.1
Other operating expenses, net	(305,497)	(38,957)	(258,784)	-	(603,238)	6.5
Total	(7,434,780)	(922,298)	(976,065)	(7,072)	(9,340,215)	100

(a)     The Company recognizes compensation paid to members of the Audit Committee and the Board of Directors in the "Salaries" line item.

(b)     This amount is from sale-leaseback transactions of 25 aircraft traded in the period, together with deferred gains and losses arising from these transactions and transactions of aircraft traded between 2006 and 2009 as of December 31, 2018 (R$7,072 related to deferred net losses with aircraft traded between 2006 and 2009 in the year ended December 31, 2017).

26.Financial income (expenses)

	Parent Company		Consolidated
	2018	2017	2018	2017
Financial income
Gain from derivatives	-	11,675	17,838	35,053
Gain from short-term investments	35,534	7,285	161,223	119,863
Monetary variation	2,038	-	78,169	14,208
(-) Taxes on financial income (a)	(4,590)	(2,451)	(20,372)	(24,393)
Interest on loan agreement	75,813	70,659	-	-
Other	174	1,985	22,870	68,715
Total financial income	108,969	89,153	259,728	213,446

Financial expenses
Losses from derivatives	-	(581)	(51,674)	(40,770)
Interest on short and long-term debt and others	(342,333)	(260,867)	(710,787)	(727,285)
Bank charges and expenses	(27,420)	(24,697)	(75,673)	(61,711)
Exchange offer costs (b)	(53,952)	(53,041)	(53,952)	(53,041)
Loss from short-term investments	-	-	(33,999)	(44,263)
Other	(16,414)	(50,323)	(135,004)	(123,391)
Total financial expenses	(440,119)	(389,509)	(1,061,089)	(1,050,461)

Exchange rate variation, net	(433,239)	(24,612)	(1,081,197)	(81,744)

Total	(764,389)	(324,968)	(1,882,558)	(918,759)

(a) Relative to taxes on financial income (PIS and COFINS), according to Decree 8,426 of April 1, 2015.

(b) Refers to the total amount of the prepayment of Senior Notes II, III, V, VI and VII (for further information, see Note 16.3). Includes the write-off of costs from this debt totaling R$34,979.

27.Segments

Operating segments are defined based on business activities from which it may earn revenues and incur expenses, the operating results of which are regularly reviewed by the Company’s relevant decision makers to evaluate performance and allocate resources to the respective segments. The Company holds two operating segments: flight transportation and the Smiles loyalty program.

The accounting policies of the operating segments are the same as those applied to the consolidated financial statements. Additionally, the Company has distinct natures between its two operating segments, so there are no common costs and revenues between operating segments.

The Company is the controlling shareholder of Smiles Fidelidade, and the non-controlling interests of Smiles Fidelidade reached 47.3% as of December 31, 2018 and 2017.

The information below presents the summarized financial position of the reportable operating segments as of December 31, 2018 and 2017:

27.1.   Assets and liabilities of the operating segments

	2018
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	2,216,168	2,365,789	4,581,957	(1,271,122)	3,310,835
Noncurrent	7,373,864	269,339	7,643,203	(575,772)	7,067,431
Total assets	9,590,032	2,635,128	12,225,160	(1,846,894)	10,378,266

Liabilities
Current	7,012,120	1,347,684	8,359,804	(1,159,248)	7,200,556
Noncurrent	7,563,287	273,214	7,836,501	(153,440)	7,683,061
Total equity (deficit)	(4,985,375)	1,014,230	(3,971,145)	(534,206)	(4,505,351)
Total liabilities and equity (deficit)	9,590,032	2,635,128	12,225,160	(1,846,894)	10,378,266

	2017
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
	(Restated)		(Restated)	(Restated)	(Restated)
Assets
Current	2,389,146	1,901,672	4,290,818	(945,820)	3,344,998
Noncurrent	6,769,399	269,239	7,038,638	(378,888)	6,659,750
Total assets	9,158,545	2,170,911	11,329,456	(1,324,708)	10,004,748

Liabilities
Current	5,488,852	1,096,357	6,585,209	(815,589)	5,769,620
Noncurrent	7,131,078	202,835	7,333,913	(10,264)	7,323,649
Total equity (deficit)	(3,461,385)	871,719	(2,589,666)	(498,855)	(3,088,521)
Total liabilities and equity (deficit)	9,158,545	2,170,911	11,329,456	(1,324,708)	10,004,748

27.2.   Results of the operating segments

	2018
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated

Net revenue
Passenger (a)	10,199,092	-	10,199,092	434,396	10,633,488
Cargo and other (a)	422,432	-	422,432	(12,799)	409,633
Mileage revenue (a)	-	987,444	987,444	(619,211)	368,233
Cost of services provided (b)	(8,963,750)	(58,386)	(9,022,136)	(113,175)	(9,135,311)
Gross profit	1,657,774	929,058	2,586,832	(310,789)	2,276,043

Operating income (expenses)
Selling expenses	(815,843)	(112,524)	(928,367)	166,441	(761,926)
Administrative expenses (c)	(1,060,858)	(112,671)	(1,173,529)	144,820	(1,028,709)
Other operating income (expenses), net	914,167	38,106	952,273	(38,106)	914,167
Total operating expenses	(962,534)	(187,089)	(1,149,623)	273,155	(876,468)

Equity results	315,721	-	315,721	(315,334)	387

Operating result before financial result, net and income taxes	1,010,961	741,969	1,752,930	(352,968)	1,399,962

Financial income (expenses)
Financial income	166,348	220,628	386,976	(127,248)	259,728
Financial expenses	(1,185,889)	(2,326)	(1,188,215)	127,126	(1,061,089)
Exchange rate variation, net	(1,084,543)	3,223	(1,081,320)	123	(1,081,197)
Total financial result	(2,104,084)	221,525	(1,882,559)	1	(1,882,558)

Income (loss) before income taxes	(1,093,123)	963,494	(129,629)	(352,967)	(482,596)

Income and social contribution taxes	7,729	(317,652)	(309,923)	12,795	(297,128)
Net income (loss) for the year	(1,085,394)	645,842	(439,552)	(340,172)	(779,724)

Net income attributable to equity holders of the parent	(1,085,394)	340,173	(745,221)	(340,172)	(1,085,393)
Net income attributable to non-controlling interests of Smiles	-	305,669	305,669	-	305,669

	2017 (Restated)
	Flight transportation	Smiles loyalty program (d)	Combined information	Eliminations	Total consolidated
Net revenue
Passenger (a)	9,165,896	-	9,165,896	398,145	9,564,041
Cargo and other (a)	388,215	-	388,215	86,951	475,166
Mileage revenue (a)	-	899,576	899,576	(609,749)	289,827
Cost of services provided (b)	(7,416,092)	(45,917)	(7,462,009)	27,229	(7,434,780)
Gross profit	2,138,019	853,659	2,991,678	(97,424)	2,894,254

Operating expenses
Selling expenses	(886,234)	(100,129)	(986,363)	64,065	(922,298)
Administrative expenses (c)	(892,449)	(85,111)	(977,560)	1,495	(976,065)
Other operating expenses, net	(7,071)	(18,619)	(25,690)	18,618	(7,072)
Total operating expenses	(1,785,754)	(203,859)	(1,989,613)	84,178	(1,905,435)

Equity results	395,245	-	395,245	(394,701)	544

Operating result before financial result, net and income taxes	747,510	649,800	1,397,310	(407,947)	989,363
Financial income (expenses)
Financial income	184,448	205,431	389,879	(176,433)	213,446
Financial expenses	(1,225,315)	(2,201)	(1,227,516)	177,055	(1,050,461)
Exchange rate variation, net	(78,462)	(3,284)	(81,746)	2	(81,744)
Total financial result	(1,119,329)	199,946	(919,383)	624	(918,759)

Income (loss) before income taxes	(371,819)	849,746	477,927	(407,323)	70,604

Income and social contribution taxes	390,611	(89,131)	301,480	5,733	307,213
Net income for the year	18,792	760,615	779,407	(401,590)	377,817

Net income attributable to equity holders of the parent	18,792	401,590	420,382	(401,590)	18,792
Net income attributable to non-controlling interests of Smiles	-	359,025	359,025	-	359,025

(a)   Eliminations are related to transactions between GLA and Smiles Fidelidade.

(b)   Includes depreciation and amortization expenses of R$644,765 in the year ended December 31, 2018, comprised by R$630,113 in flight transportation and R$14,652 in the Smiles loyalty program (R$479,328 and R$12,961 in the year ended December 31, 2017, respectively).

(c)   Includes depreciation and amortization expenses of R$23,751 in the year ended December 31, 2018, comprised by R$21,045 in flight transportation and R$2,706 in the Smiles loyalty program (R$12,478 and R$658 in the year ended December 31, 2017, respectively).

(d)   Amounts include Smiles S.A. and Smiles Fidelidade.

In the individual financial statements of the subsidiary Smiles Fidelidade, which represents the segment Smiles Loyalty Program, and in the information provided to the relevant decision makers, the revenue recognition occurs upon redemption of the miles by the participants. Under the perspective of Smiles Fidelidade, this measurement is appropriate given that this is when the revenue recognition cycle is complete. At this point, Smiles has transferred to its suppliers the obligation to provide services or deliver products to its customers.

However, from a consolidated perspective, the revenue recognition cycle related to miles exchanged for flight tickets is only complete when the passengers are effectively transported. Therefore, for purposes of reconciliation with the consolidated assets, liabilities and income and expenses, as well as for purposes of equity method of accounting and for consolidation purposes, the Company performed, in addition to elimination entries, consolidating adjustments to adjust the accounting practices related to Smiles’ revenues. In this case, under the perspective of the consolidated financial statements, the mileages that were used to redeem airline tickets are only recognized as revenue when passengers are transported, in accordance with accounting practices and policies adopted by the Company.

28.Commitments

As of December 31, 2018, the Company had 130 firm orders for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The approximate amount of firm orders, not including contractual discounts, was R$63,235,639 (US$16,319,717), and are segregated as follows:

	Consolidated
	2018	2017
2019	-	1,117,604
2020	1,791,661	4,538,258
2021	5,046,966	6,198,259
2022	7,883,277	6,353,457
2023	8,766,165	6,524,408
Thereafter	39,747,570	20,358,396
Total	63,235,639	45,090,382

As of December 31, 2018, from the total orders mentioned above, the Company had the amount of R$8,827,272 (US$2,278,123) related to advances for aircraft acquisition to be disbursed, in accordance with the following schedule:

	Consolidated
	2018	2017
2018	-	316,215
2019	283,579	773,268
2020	816,766	848,003
2021	1,072,048	852,458
2022	1,250,361	866,119
2023	1,313,497	786,487
Thereafter	4,091,021	2,021,014
Total	8,827,272	6,463,564

The installment financed by long-term debt with aircraft guarantee corresponds approximately to 85% of the aircraft total cost. Other establishments finance the acquisitions with equal or higher percentages, reaching up to 100%.

The Company performs payments related to aircraft acquisition through its own funds, short and long-term debt, cash provided by operating activities, short and medium-term lines of credit and supplier financing.

The Company leases its entire aircraft fleet through a combination of operating and finance leases. As of December 31, 2018, the total fleet leased was comprised of 121 aircraft, of which 110 were under operating leases and 11 were recorded as finance leases. During the year ended December 31, 2018, the Company returned 4 aircraft under operating lease contracts. In addition, during the year ended December 31, 2018, the Company changed the classification of 20 finance lease agreements to operating lease agreements through sale-leaseback transactions.

As of December 31, 2018, the Company recorded under current liabilities operating lease installments in the amount of R$135,799 and 135,686 under noncurrent liabilities (R$28,387 under current liabilities and R$110,723 under noncurrent liabilities as of December 31, 2017).

On February 14 and November 27, 2017, the Company entered in sale-leaseback transactions for 10 aircraft with AWAS and GECAS. In the year ended December 31, 2018, the Company received five aircraft in relation to this operation and, pursuant to the agreement, the leases will have a 12-year term as of the arrival date of each aircraft. The remaining aircraft are expected to be delivered by August 2019. Under this agreement, AWAS and GECAS undertake to carry out all necessary disbursements to pay for advances based on the disbursement schedule of the aircraft acquisition agreement. Under the same agreement, the Company shall act as a guarantor for the transaction if AWAS and GECAS fail to comply with the commitments established in such agreements.

28.1.    Operating leases

The future payments of non-cancelable operating lease contracts are denominated in U.S. dollars, and are as follows:

	Consolidated
	2018	2017
2018	-	858,508
2019	1,388,818	928,226
2020	1,317,883	888,944
2021	1,113,030	746,595
2022	936,887	630,477
2023	769,322	520,152
Thereafter	1,609,844	731,812
Total minimum lease payments	7,135,784	5,304,714

28.2.   Sale-leaseback transactions

In the year ended December 31, 2018, the Company recorded a Consolidated net gain of R$911,704 arising from 25 aircraft sale-leaseback transactions, and recorded the amount of R$2,463 related to deferred net gains from transactions carried out between 2006 and 2018. From the total number of sale-leaseback transactions in the year, the amount of R$352,437 recorded under “Other assets” on the Parent Company and Consolidated refers to the sale of seven aircraft, which will be received in March 2019.

29.Financial instruments and risk management

Operational activities expose the Company and its subsidiaries to market risk (fuel prices, foreign currency and interest rate), credit risk and liquidity risk. These risks can be mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. dollar and interest markets.

Financial instruments are managed by the Financial Policy Committee (“CPF”) in line with the Risk Management Policy approved by the Risk Policy Committee (“CPR”) and submitted to the Board of Directors. The Risk Policy Committee sets guidelines and limits, monitors controls, including mathematical models used to continuously monitor exposures and possible financial effects, and also prevents the execution of speculative financial instruments transactions.

The Company does not hedge its total risk exposure, and is, therefore, subject to market fluctuations for a significant portion of its exposed assets and liabilities. Decisions on the portion to be protected consider the financial risks and the costs for such protection and are determined and reviewed at least quarterly in line with Risk Policy Committee strategies. The results from operations and the application of risk management controls are part of the monitoring process by the Risk Policy Committee and have been satisfactory to the proposed objectives.

The description of the consolidated account balances and the categories of financial instruments included in the statements of financial position as of December 31, 2018 and 2017 is as follows:

	Measured at fair value through profit or loss		Amortized cost (c)
	2018	2017	2018	2017
Assets
Cash and cash equivalents (a)	307,538	434,295	518,649	592,567
Short-term investments (a)	478,364	955,589	-	-
Restricted cash	822,132	268,047	-	-
Derivatives assets	-	40,647	-	-
Trade receivables	-	-	853,328	936,478
Deposits (b)	-	-	885,804	655,244
Other assets	-	-	478,628	123,721

Liabilities
Debt	-	-	7,084,467	7,105,667
Suppliers	-	-	1,523,952	1,471,150
Suppliers - Forfaiting	-	-	365,696	78,416
Derivatives liabilities	409,662	34,457	-	-
Operating leases	-	-	271,485	139,110

(a)    The Company manages its financial investments to pay its short-term operational expenses.

(b)    Excludes judicial deposits, as described in Note 11.

(c)    Items classified as amortized cost refer to credits, debt with private institutions which, in any early settlement, there are no substantial alterations in relation to the values recorded, except the amounts related to Perpetual Notes and Senior Notes, as disclosed in Note 16. The fair values approximate the book values, according to the short-term maturity period of these assets and liabilities. During the year ended December 31, 2018, there was no change on the classification between categories of the financial instruments.

The Company's derivative financial instruments were recognized as follows:

	Fuel	Interest rate	Exchange rate	Total
Derivative assets (liabilities) as of December 31, 2017 (*)	40,647	(34,457)	-	6,190
Fair value variations
Gains (losses) recognized in profit or loss (a)	(25,280)	(4,488)	9,272	(20,496)
Losses recognized in other comprehensive income	(349,252)	(37,719)	-	(386,971)
Settlements (payments received) during the year	(29,383)	30,270	(9,272)	(8,385)
Derivative liabilities as of December 31, 2018 (*)	(363,268)	(46,394)	-	(409,662)

Recognized in current liabilities	(149,050)	(46,394)	-	(195,444)
Recognized in non-current liabilities	(214,218)	-	-	(214,218)

Changes in other comprehensive income (loss)
Balances as of December 31, 2017	35,505	(114,821)	-	(79,316)
Fair value adjustments during the year	(275,583)	(37,719)	-	(313,302)
Time value of options	(73,669)	-	-	(73,669)
Net reversal to profit or loss (b)	(64,955)	31,220	-	(33,735)
Balances as of December 31, 2018	(378,702)	(121,320)	-	(500,022)

Effects on profit or loss (a-b)	39,675	(35,708)	9,272	13,239

Recognized in operating income	64,955	(17,880)	-	47,075
Recognized in financial income	(25,280)	(17,828)	9,272	(33,836)

(*)  Classified as "Derivatives" rights or obligations, if assets or liabilities.

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and that qualify for this classification as per CPC 48 - “Financial Instruments” (IFRS 9). As of December 31, 2018, the Company adopts cash flow hedge for the interest rate (mainly the Libor interest rates) and jet fuel.

Cash flow hedges are scheduled to be realized and consequently reclassified to expenses, as shown below:

	2019	2020	2021	2022	2023	2023 onwards
Interest rate derivatives	(6,282)	(3,951)	(5,334)	(9,697)	(8,271)	(87,785)
Fuel derivatives	(167,675)	(183,499)	(27,528)	-	-	-
Expected realization (*)	(173,957)	(187,450)	(32,862)	(9,697)	(8,271)	(87,785)

(*) The negative amounts represent losses.

29.1.   Market risks

29.1.1.    Fuel risk

The aircraft fuel prices fluctuate due to the volatility of the price of crude oil by product price fluctuations. To mitigate the risk of fuel price, as of December 31, 2018, the Company held call options and WTI, Brent and Collar derivatives. In the year ended December 31, 2018, the Company recognized total gains of R$39,675 related to derivatives operations in the statement of income (as of December 31, 2017, the Company recognized total gains in the statement of income in the total amount of R$13,768 related to fuel derivatives operations designated as “hedge accounting”).

The Company uses different instruments to hedge its exposure to fuel prices, which are chosen based on factors such as market liquidity, market value of the items, levels of volatility, availability and margin deposit.  The main hedging instruments are futures, collars, swaps and options.

The Company’s Fuel Risk Management strategy is based on statistical models. Through the models developed, the Company is able to (i) measure the economic relationship between the hedging instrument and the hedged item, in order to assess whether the ratio between the jet fuel price and the international fuel price is behaving as expected; and (ii) properly define the hedge ratio in order to determine the appropriate volume to be contracted to hedge the fuel volume to be consumed in a given period.

The Company’s models take into consideration possible ineffectiveness factors that may impact its Risk Management strategies, such as a change in the way suppliers calculate jet fuel prices and a mismatch between the term of the hedging instrument and the hedged item.

In the year ended December 31, 2018, the Company held derivatives operations designated as “hedge accounting”.

29.1.2.    Foreign currency risk

Foreign currency risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed.

The Company’s foreign currency exposure is summarized below:

	Parent Company		Consolidated
	2018	2017	2018	2017
Assets
Cash, equivalents, short-term investments and restricted cash	373,431	834,873	963,973	1,215,716
Trade receivables	-	-	148,538	140,716
Deposits	-	-	885,804	655,244
Derivatives	-	-	-	40,647
Other assets (*)	352,437	-	352,437	-
Total assets	725,868	834,873	2,350,752	2,052,323

Liabilities
Short and long-term debt	4,659,102	4,034,975	5,576,835	4,593,169
Finance lease	-	-	640,660	1,476,151
Foreign currency suppliers	10,378	1,548	903,287	644,775
Derivatives	-	-	409,662	34,457
Operating leases	-	-	271,485	139,110
Total liabilities	4,669,480	4,036,523	7,801,929	6,887,662

Exchange exposure	3,943,612	3,201,650	5,451,177	4,835,339

Commitments not recorded in the statements of financial position
Future commitments resulting from operating leases	-	-	7,135,784	5,304,714
Future commitments resulting from firm aircraft orders	63,235,639	45,090,382	63,235,639	45,090,382
Total	63,235,639	45,090,382	70,371,423	50,395,096

Total foreign currency exposure - R$	67,179,251	48,292,032	75,822,600	55,230,435
Total foreign currency exposure - US$	17,337,476	14,598,559	19,568,133	16,696,020
Exchange rate (R$/US$)	3.8748	3.3080	3.8748	3.3080

(*) Amount related to the sale of seven aircraft to be carried out in March 2019. For additional information, see Note 28.2.

The Company is mainly indexed to the U.S. dollar.

In the year ended December 31, 2018, the Company recorded a gain of R$9,272 from foreign exchange hedge operations (the Company had no foreign exchange hedge operations in the year ended December 31, 2017).

29.1.3.    Interest rate risk

The Company’s strategy to manage interest rate risk combines fixed and floating interest rates to determine whether it is necessary to increase or reduce its exposure to interest rates. The Company manages its exposure by determining the basis point value (“BPV”) of each agreement and uses volumes equivalent to the amount of BPVs necessary to achieve the goals proposed in the Risk Management for contracting derivatives.

Through statistical models, the Company measures the economic relationship between the hedging instrument and the hedged item, taking into consideration possible ineffectiveness factors, such as a mismatch between the term of the hedging instrument and the hedged item.

The Company is mainly exposed to lease transactions indexed to variations in the Libor rate until the aircraft is received. To mitigate such risks, the Company has derivative financial instruments of interest rate (Libor) swaps. During the year ended December 31, 2018, the Company recognized a total loss with interest hedging transactions in the amount of R$35,708 (loss of R$33,501 in the year ended December 31, 2017).

As of December 31, 2018 and 2017, the Company and its subsidiaries had interest rate swap derivatives recorded as hedge accounting.

29.2.   Credit risk

The credit risk is inherent in the Company’s operating and financing activities, mainly represented by cash and cash equivalents, short-term investments and trade receivables. Financial assets classified as cash, cash equivalents and short-term investments are deposited with counterparties rated investment grade or higher by S&P or Moody's (between AAA and AA-), pursuant to risk management policies. The financial institutions in which the Company concentrates more than 10% of its total financial assets are Itaú and Banco do Brasil. Other assets are diluted among other financial institutions, pursuant to the Company’s risk policy.  Trade receivables consists of amounts falling due from credit card operators, travel agencies, installment sales and government entities, which leaves the Company exposed to a small portion of the credit risk of individuals and other entities. The Company uses a provision matrix to calculate the provision for expected loss during the asset lifecycle, which considers historical data to determine the expected loss, through the segmentation of the receivables portfolio into groups that have the same behavior patterns, based on maturity dates. Credit limits are set for all customers based on internal credit rating criteria and carrying amounts represent the maximum credit risk exposure. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

Derivative financial instruments are contracted in the over-the-counter market (“OTC”) with counterparties rated investment grade or higher, or in a commodities and futures exchange (B3 or NYMEX), thus substantially mitigating credit risk. The Company's obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

29.3.   Liquidity risk

The Company is exposed to two distinct forms of liquidity risk: (i) market prices, which vary in accordance with the types of assets and markets where they are traded, and (ii) cash flow liquidity risk related to difficulties in meeting the contracted operating obligations at the maturity dates. In order to manage liquidity risk, the Company invests its funds in liquid assets (government bonds, CDBs and investment funds with daily liquidity) and its Cash Management Policy requires the weighted average maturity of its debt to be longer than the weighted average term of its investment portfolio term.

The schedules of financial liabilities held by the Company's consolidated financial liabilities on December 31, 2018 and 2017 are as follows:

	Less than 6 months	6 - 12 months	1 - 5 years	More than 5 years	Total

Short and long-term debt	903,492	319,832	2,856,625	3,004,518	7,084,467
Suppliers	1,403,793	22	120,137	-	1,523,952
Suppliers - Forfaiting	365,696	-	-	-	365,696
Derivatives liabilities	95,773	99,671	214,218	-	409,662
Operating leases	135,799	-	135,686	-	271,485
As of December 31, 2018	2,904,553	419,525	3,326,666	3,004,518	9,655,262

Short and long-term debt	369,496	793,376	2,651,018	3,291,777	7,105,667
Suppliers	1,245,352	3,772	222,026	-	1,471,150
Suppliers - Forfaiting	78,416	-	-	-	78,416
Derivatives liabilities	34,457	-	-	-	34,457
Operating leases	28,387	-	110,723	-	139,110
As of December 31, 2017	1,756,108	797,148	2,983,767	3,291,777	8,828,800

29.4.   Capital management

The Company seeks alternatives to capital in order to meet its operational needs, aiming a capital structure that takes into account suitable parameters for the financial costs, the maturities of funding and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net debt, including short and long-term debt. The table below shows the Company’s financial leverage as of December 31, 2018 and 2017:

	Consolidated
	2018	2017
		(Restated)
Total short and long-term debt	7,084,467	7,105,667
(-) Cash and cash equivalents	(826,187)	(1,026,862)
(-) Short-term investments	(478,364)	(955,589)
(-) Restricted cash	(822,132)	(268,047)
A - Net debt	4,957,784	4,855,169
B – Total deficit	(4,505,351)	(3,088,521)
C = (B + A) - Total capital and net debt	452,433	1,766,648

29.5.   Sensitivity analysis of financial instruments

The sensitivity analysis of financial instruments has been prepared in accordance with CVM Instruction 475/08 in order to estimate the impact on fair value of financial instruments entered by the Company in three scenarios for each risk variable: the most likely scenario in the Company's assessment (which is levels of demand remaining unchanged); a 25% deterioration (possible adverse scenario) in the risk variable; a 50% deterioration (remote adverse scenario).

The estimates presented do not necessarily reflect the amounts to be reported in future financial statements. The use of different methodologies and/or assumptions may have a material effect on the estimates presented.

The tables below show the sensitivity analysis of foreign currency exposure, derivatives positions and interest rates on December 31, 2018 to market risks considered relevant by Management. In the tables, positive values are displayed as net asset exposures (assets higher than liabilities) and negative values are exposed liabilities (liabilities greater than assets).

29.5.1.    Foreign currency risk

As of December 31, 2018, the Company adopted the closing exchange rate of R$3.8748/US$1.00 as likely scenario. The table below shows the sensitivity analysis and the effect on profit or loss of exchange rate fluctuations in the exposure amount of the period as of December 31, 2018:

		Parent Company	Consolidated
	Exchange rate	Effect on profit or loss	Effect on profit or loss
Net liabilities exposed to the risk of appreciation of the U.S. dollar	3.8748	(3,943,612)	(5,451,177)
Dollar depreciation (-50%)	1.9374	1,971,806	2,725,589
Dollar depreciation (-25%)	2.9061	985,903	1,362,794
Dollar appreciation (+25%)	4.8435	(985,903)	(1,362,794)
Dollar appreciation (+50%)	5.8122	(1,971,806)	(2,725,589)

29.5.2.    Fuel risk

As of December 31, 2018, through its subsidiary GLA, the Company had oil derivative agreements to hedge 58.6% of 12-month consumption, 43.0% of 24-month consumption and 28.5% of 36-month consumption. The probable scenarios used by the Company are the market curves at the close of December 31, 2018, both for derivatives that hedge against fuel price risk and derivatives that hedge against Libor interest rate risk. The table below shows the sensitivity analysis in U.S. dollars of the fluctuations in jet fuel barrel prices:

	Fuel
	US$/bbl (WTI)	R$ (000)
Decline in prices/barrel (-50%)	22.71	(735,676)
Decline in prices/barrel (-25%)	34.06	(361,493)
Increase in prices/barrel (+25%)	56.76	343,433
Increase in prices/barrel (+50%)	68.12	720,179

29.5.3.    Interest rate risk

As of December 31, 2018, the Company holds financial investments and financial liabilities indexed to several rates, and position in Libor derivatives. In its sensitivity analysis of non-derivative financial instruments, it was considered the impacts on yearly interest of the exposed values as of December 31, 2018 (see Note 16) that were exposed to fluctuations in interest rates, as the scenarios below show. The amounts show the impacts on profit or loss according to the scenarios presented below:

	Consolidated
	Short-term investments net of financial debt (a)		Derivatives (c)
Risk	Increase in the CDI rate	Decrease in the Libor rate	Decrease in the Libor rate
Reference rates	6.40%	2.81%	2.81%
Exposure amount (probable scenario) (b)	370,282	(991,760)	(46,394)
Remote favorable scenario (-50%)	83,229	41,803	1,956
Possible favorable scenario (-25%)	69,358	34,836	1,630
Possible adverse scenario (+25%)	(69,358)	(34,836)	(1,630)
Remote adverse scenario (+50%)	(83,229)	(41,803)	(1,956)

(a)  Total invested and raised in the financial market at the CDI rate and Libor rate. A negative amount means more funding than investment.

(b)  Balances recorded on December 31, 2018.

(c)   Derivatives contracted to hedge the Libor rate variation embedded in the agreements for future delivery of aircraft.

The Company’s interest-rate hedging is presented below:

	2019	2020	2021	2022	2023	Total
Basis point value (“BPV”) - thousands	-	185	138	68	-	391
Aircraft to be delivered	1	8	6	3	-	18
Hedged percentage	43%	68%	71%	53%	-	45%

Measurement of the fair value of financial instruments

In order to comply with the disclosure requirements for financial instruments measured at fair value, the Company and its subsidiaries must classify its instruments in Levels 1 to 3, based on observable fair value levels:

•	Level 1: Fair value measurements are calculated based on quoted prices (without adjustment) in active market or identical liabilities;
•

Level 2: Fair value measurements are calculated based on other variables besides quoted prices included in Level 1, that are observable for the asset or liability directly (such as prices) or indirectly (derived from prices); and

•	Level 3: Fair value measurements are calculated based on valuation methods that include the asset or liability but that are not based on observable market variables (unobservable inputs).

The following table shows a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their related classifications of the valuation method, as of December 31, 2018 and 2017:

		2018		2017
	Fair value level	Book value	Fair value	Book value	Fair value
Cash and cash equivalents	Level 2	307,538	307,538	434,295	434,295
Short-term investments	Level 1	21,100	21,100	32,701	32,701
Short-term investments	Level 2	457,264	457,264	922,888	922,888
Restricted cash	Level 2	822,132	822,132	268,047	268,047
Derivatives assets	Level 2	-	-	40,647	40,647
Derivatives liabilities	Level 2	(409,662)	(409,662)	(34,457)	(34,457)

30.Liabilities from financing activities

The changes in liabilities from the Company’s financing activities in the years ended December 31, 2018 and 2017 are as follows:

Parent Company

	2018
				Non-cash changes
	Opening balance	Cash flow	Interest payments and loan costs	Treasury shares sold	Exchange variations, net	Provisi-on for interest	Other	Closing balance
Short and long-term debt	4,034,975	(152,831)	(286,686)	-	697,879	365,765	-	4,659,102
Treasury shares	(4,168)	(15,929)	-	19,971	-	-	-	(126)
Capital stock	3,040,512	15,428	-	-	-	-	-	3,055,940
Shares to be issued	-	2,818	-	-	-	-	-	2,818
Obligations to related parties	135,010	(136,420)	(8,458)	-	3,738	7,139	(1,009)	-

	2017
				Non-cash changes
	Opening balance	Cash flow	Interest payments on loans	Exchange variations, net	Provision for interest on loans	Closing balance
Short and long-term debt	3,261,714	723,156	(272,596)	39,885	282,816	4,034,975
Capital stock	3,037,820	2,692	-	-	-	3,040,512
Related companies	21,818	111,551	-	322	1,319	135,010

Consolidated

	2018
						Non-cash changes
	Opening balance	Cash flow	Income for the year	Property, plant and equipment acquisition through financing	Write-off of property, plant and equipment	Dividends distributed by Smiles	Provisi-on for interest on loans	Treasury shares sold	Gains on change in investment	Exchange variations, net	Interest payments and loan costs	Other	Closing balance
Short and long-term debt	7,105,667	(536,888)	-	193,506	(805,081)	-	565,854	-	-	1,043,117	(481,708)	-	7,084,467
Other liabilities	143,473	(219,493)	-	-	-	238,879	-	-	-	-	-	(15,620)	147,239
Non-controlling interests from Smiles	412,013	875	305,669	-	-	(239,877)	-	-	561	-	-	820	480,061
Treasury shares	(4,168)	(15,929)	-	-	-	-	-	19,971	-	-	-	-	(126)
Shares to be issued	-	2,818	-	-	-	-	-	-	-	-	-	-	2,818
Capital stock	2,927,184	15,428	-	-	-	-	-	-	-	-	-	-	2,942,612

2017
						Non-cash changes
	Opening balance	Cash flow	Income for the year	Funding	Interest payments on loans	Exchange variations on loans	Provision for interest on loans	Other	Closing balance
Short and long-term debt	6,379,220	612,396	-	63,066	(505,105)	68,895	502,529	(15,334)	7,105,667
Non-controlling interests from Smiles	293,247	(238,669)	359,025	-	-	-	-	(1,590)	412,013
Capital stock	2,924,492	2,169	-	-	-	-	-	523	2,927,184

31.Insurance

As of December 31, 2018, insurance coverage by nature, considering the aircraft fleet in relation to the maximum reimbursable amounts indicated in U.S. dollars, along with Smiles’ insurance coverage, is as follows:

	In thousands of Brazilian Reais	In thousands of U.S. dollars
GLA
Guarantee - hull/war	329,358	85,000
Civil liability per event/aircraft (a)	2,906,100	750,000
Inventories (local) (b)	968,700	250,000
Smiles
Rent insurance (Rio Negro – Alphaville complex)	1,238	-
D&O liability insurance	100,000	-
Fire insurance (Property insurance Rio Negro – Alphaville complex)	12,747	-

(a)  In accordance with the agreed amount for each aircraft up to the maximum limit indicated.

(b)   Values per incident and annual aggregate.

Pursuant to Law No. 10,744 of October 9, 2003, the Brazilian government assumed the commitment to complement any civil-liability expenses related to third parties caused by war or terrorist events, in Brazil or abroad, which GLA may be required to pay, for amounts exceeding the limit of the insurance policies effective since September 10, 2001, limited to the amount in Brazilian Reais equivalent to US$1.0 billion.

32.Subsequent events

As per the notice to the market of January 3, 2019, the Company announced that its subsidiary, Gol Finance, commenced a cash tender offer (“Tender Offer”) for any and all of its US$91,533 aggregate principal amount of Senior Notes IV due in 2022, remunerated at 8.875% p.a. As of February 1, 2019, the Company concluded the tender offer after receiving valid offers of approximately US$13,460, which represents around 15% of Senior Notes IV.

As of February 1, 2019, the subsidiary Smiles Fidelidade sold its interest in Netpoints for R$914, related to the percentage of interest held by Smiles Fidelidade.

As of February 14, 2019, the Board of Directors of Smiles Fidelidade approved the distribution of additional dividends proposed to shareholders in the amount of R$284,471. The distribution is subject to approval by the Annual Shareholders’ Meeting of April 16, 2019. On the same date, the subsidiary’s Board of Directors approved a capital increase of R$210,000, without issuing new shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.